    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1994

                                                       REGISTRATION NO. 33-69778
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                  NORTEK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                   05-0314991
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

        50 KENNEDY PLAZA, PROVIDENCE, RHODE ISLAND, 02903 (401) 751-1600 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               RICHARD L. BREADY
                                  NORTEK, INC.
                                50 Kennedy Plaza
                         Providence, Rhode Island 02903
                                 (401) 751-1600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            DAVID C. CHAPIN, ESQ.                         MARC WEINGARTEN, ESQ.
                 ROPES & GRAY                              SCHULTE ROTH & ZABEL
           One International Place                           900 Third Avenue
         Boston, Massachusetts 02110                     New York, New York 10022
                (617) 951-7000                                (212) 758-0404

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  NORTEK, INC.

    (CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING
      LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN FORM S-2)

                        FORM S-2 ITEM                           LOCATION IN PROSPECTUS
                        -------------                           ----------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus...........  Outside Front Cover Page of
                                                         Prospectus
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus.......................................  Inside Front and Outside Back Cover
                                                         Pages of Prospectus
  3.  Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors;
                                                         Selected Consolidated Financial Data
  4.  Use of Proceeds..................................  Use of Proceeds
  5.  Determination of Offering Price..................  Not Applicable
  6.  Dilution.........................................  Not Applicable
  7.  Selling Security Holders.........................  Not Applicable
  8.  Plan of Distribution.............................  Outside Front Cover Page of
                                                         Prospectus; Underwriting
  9.  Description of Securities to be Registered.......  Description of the Notes; Certain Tax
                                                         Considerations
 10.  Interests of Named Experts and Counsel...........  Not Applicable
 11.  Information with Respect to the Registrant.......  Prospectus Summary; The Company;
                                                         Recent Developments; Risk Factors;
                                                         Capitalization; Selected Consolidated
                                                         Financial Data; Management's
                                                         Discussion and Analysis of Financial
                                                         Condition and Results of Operations;
                                                         Business; Management; Principal
                                                         Securityholders; Description of the
                                                         Notes; Certain Tax Considerations;
                                                         Description of Other Obligations;
                                                         Consolidated Financial Statements
 12.  Incorporation of Certain Information by
      Reference........................................  Inside Front Cover Page of Prospectus
 13.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities...  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 9, 1994


PROSPECTUS

                                  $190,000,000

                                  NORTEK, INC.

                       % SENIOR SUBORDINATED NOTES DUE 2004

     The   % Senior Subordinated Notes due 2004 (the "Notes") will bear interest
at the rate of   % per annum, payable semi-annually on           and
          of each year, commencing          , 1994.

     The Notes will be redeemable at the option of the Company, in whole or in
part, at any time and from time to time, on and after          , 1999, at the
redemption prices set forth herein, together with accrued interest. Upon a Change of Control (as defined), holders of the Notes will have the right, subject to certain exceptions, restrictions and conditions, to require the Company to purchase all or any of their Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase.

     The Notes will be unsecured obligations of the Company and will be subordinate in right of payment to all existing and permitted future Senior Indebtedness (as defined) of the Company and will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. As of October 2, 1993, after giving pro forma effect to the Refinancing (as defined), the Company had no outstanding Senior Indebtedness. As of October 2, 1993, the aggregate liabilities of the Company's subsidiaries, principally consisting of trade payables and accruals, were $146.0 million. Subject to certain restrictions, the Indenture pursuant to which the Notes will be issued permits the Company and its subsidiaries to incur additional indebtedness, including secured indebtedness, and other liabilities, but prohibits the incurrence by the Company of any indebtedness ranking senior to the Notes and subordinate to Senior Indebtedness. See "Description of the Notes."

     The net proceeds of this offering will be used to redeem, and pay accrued interest on, the $51.4 million outstanding principal amount of the Company's
9 3/4% Senior Notes due 1997, the $79.4 million outstanding principal amount of the Company's 13 1/2% Senior Subordinated Debentures due 1997, the $2.6 million outstanding principal amount of the Company's 10% Subordinated Sinking Fund Debentures due 1999 and the $19.4 million outstanding principal amount of the Company's 11% Subordinated Sinking Fund Debentures due 2004, and to replace working capital used by the Company to redeem and pay accrued interest on the $22.6 million principal amount of its 11 1/2% Senior Subordinated Debentures due 1994, which were redeemed on January 14, 1994. The 13 1/2% Senior Subordinated Debentures are redeemable at 101.5% of the outstanding principal amount thereof, while the other issues are redeemable at par, in each case plus accrued interest. See "Use of Proceeds."

     FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                  PRICE TO           UNDERWRITING          PROCEEDS TO
                                                  PUBLIC(1)           DISCOUNT(2)         COMPANY(1)(3)
- -----------------------------------------------------------------------------------------------------------
Per Note....................................           %                   %                    %
- -----------------------------------------------------------------------------------------------------------
Total(4)....................................           $                   $                    $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) Plus accrued interest from         , 1994.
(2) The Company has agreed to indemnify the Underwriters against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $        .
(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $28,500,000 principal amount of Notes solely to cover over-allotments. If the option is exercised in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $          ,
    $        and $        , respectively. See "Underwriting."

                            ------------------------

     The Notes are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made against payment
therefor on or about           , 1994, at the offices of Bear, Stearns & Co.
Inc., 245 Park Avenue, New York, New York 10167.

BEAR, STEARNS & CO. INC.                                  CHASE SECURITIES, INC.

                                          , 1994

                    [CAPTIONS FOR PHOTOGRAPHS: TO BE INSERTED]

                     RANGE HOODS AND BATH FANS MANUFACTURED
                  BY THE RESIDENTIAL BUILDING PRODUCTS GROUP.

                     STATE-OF-THE-ART AUTOMATED RANGE HOOD
                              MANUFACTURING LINE.

               1.5 GALLON WATER-EFFICIENT TOILET MANUFACTURED BY
                          THE PLUMBING PRODUCTS GROUP.

                   CUSTOM-DESIGNED COMMERCIAL HVAC EQUIPMENT
                      MANUFACTURED BY THE AIR CONDITIONING
                          AND HEATING PRODUCTS GROUP.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including exhibits filed as part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference therein, while complete in all material respects, do not necessarily describe all terms or provisions of such contract, agreement or other document. For a complete description, reference is made to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference therein. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Company pursuant to the Exchange Act are incorporated by reference in this Prospectus and made a part hereof: the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, as amended by a Form 8 dated April 29, 1993 (the "1992 10-K"), the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 3, 1993 (the "First Quarter 10-Q"), July 3, 1993 (the "Second Quarter 10-Q") and October 2, 1993 (the "Third Quarter 10-Q"), and the Company's Form 8-K filed October 12, 1993 and Form 8-K filed December 15, 1993 (the "8-Ks").

     The 1992 10-K, the First Quarter 10-Q, the Second Quarter 10-Q, the Third Quarter 10-Q and the 8-Ks shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral requests of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Investor Relations, Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903-2360 (telephone number: (401) 751-1600).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. In addition, except where otherwise indicated, all information set forth herein assumes that the Underwriters' over-allotment option will not be exercised. Unless the context otherwise requires, all references herein to the "Company" or "Nortek" include Nortek, Inc. and its subsidiaries, with the exception of references in "Description of the Notes", where references to the "Company" include only Nortek, Inc. and do not include its subsidiaries. Such definitions are used for convenience only; Nortek, Inc. and each of its subsidiaries are distinct legal entities and manage their affairs separately.

                                  THE COMPANY

     The Company is a diversified manufacturer of residential and commercial building products, operating within three principal product groups: the Residential Building Products Group; the Air Conditioning and Heating Products Group; and the Plumbing Products Group. Through these product groups, the Company manufactures and sells, primarily in the United States and Canada, a wide variety of products for the residential and commercial construction, manufactured housing, and the do-it-yourself and professional remodeling and renovation markets. In October 1993, the Company decided to sell its Retail Home Center Operations. The Company currently intends to operate this business until a sale is consummated.

     Beginning in the fourth quarter of 1990, in order to return the Company to profitability and position it for growth, the Company developed and implemented initiatives to (i) sell non-core or unprofitable businesses, (ii) reduce the costs and expenses of its retained businesses and (iii) significantly reduce debt. Since December 31, 1990, the Company has disposed of eight businesses, which accounted for $310.5 million of net sales and operating losses of $2.0 million in 1990. The $74.3 million in cash proceeds received from disposed businesses, together with cash on hand, were used to reduce indebtedness by $150.7 million, or 42.7%, between December 31, 1990 and October 2, 1993. In addition, a significant reduction in operating costs was the principal factor responsible for a substantial increase in EBITDA from operations from $27.4 million for the year ended December 31, 1990 to $51.0 million for the twelve months ended October 2, 1993. See "Business."

STRATEGY

     The Company's business strategy is to develop and maintain leading positions in selected product lines within the residential and commercial building products industry. To accomplish this strategy, the Company plans to continue to expand the market share of its product groups through new product development, product line extensions and selected acquisitions, and to improve margins on its products through technological innovation, product differentiation, cost efficiency, customer service and attention to quality. The Company has instituted a variety of programs which are designed to increase its market share, including an increase in new product introductions and the establishment of on-line computer access to the Company's order entry and inventory systems for certain distributors. The Company has also pursued a variety of cost reduction activities and manufacturing process improvements, including the investment of substantial resources to consolidate manufacturing facilities and sales, marketing and administrative functions in each of its product groups. These actions have resulted in increased production capacity, enhanced manufacturing efficiency and flexibility, reduced inventory and overhead levels and decreased unit costs for many of the Company's operating facilities.

     The Company believes that its growth will be generated largely by internal growth in each of its product groups, augmented by strategic acquisitions. The Company regularly reviews potential acquisitions which would increase or expand the market penetration of, or otherwise complement, its current product lines, although there are no pending agreements or negotiations for any material acquisitions and the Company has made no material acquisitions since early 1988. In October 1993, the Company made the strategic decision to sell its Retail Home Center Operations to increase the Company's focus on its other building products businesses.

FACTORS AFFECTING OPERATING PERFORMANCE
     The Company's performance is dependent to a significant extent upon the levels of new residential construction, residential replacement and remodeling and non-residential construction, all of which are affected by such factors as interest rates, inflation and unemployment. In recent periods, the Company's product groups have operated in an environment of flat to declining levels of construction and remodeling activity, particularly the number of new housing starts which, though improved since 1991, remain significantly below levels experienced in the mid-1980's. Although the Company's operations have been significantly affected by the difficult economic conditions in recent periods, the actions taken by the Company to reduce production costs and overhead levels and improve the efficiency and profitability of its operations have enabled the Company to significantly increase operating earnings in a slow economy and have positioned the Company's product groups for growth should there be a recovery in their markets. In the near term, the Company expects to operate in an environment of relatively stable levels of construction and remodeling activity, without significant further declines or improvements in such levels.

PRODUCT GROUP OVERVIEW
     The Residential Building Products Group manufactures and distributes built-in products primarily for the residential housing, do-it-yourself and professional remodeling and renovation markets. The principal products sold by this Group are kitchen range hoods, bath fans and combination units (fan, heater and light combinations) and bath cabinets, which represented more than 50% of this Group's net sales in 1992. This Group is one of the largest suppliers in the United States and Canada of range hoods, bath fans and combination units. Products are sold under the Broan(R), Nautilus(R) and Air CareTM brand names, among others, to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and original equipment manufacturers ("OEMs"). Other products sold by this Group include, among others, wireless security products, garage door openers, built-in home intercoms and entertainment systems and door chimes.
     The Air Conditioning and Heating Products Group manufactures and sells heating, ventilating and central air conditioning systems ("HVAC") for custom-designed commercial applications and for manufactured and site-built residential housing. This Group's commercial HVAC products and air handler systems are designed to meet customer specifications for use in offices, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. Such systems are primarily designed to operate on building rooftops (including large self-contained walk-in-units) or on individual floors within a building, and range in size from 40 to 600 tons (a ton is an industry measurement of cooling capacity equaling 12,000 BTUs). Commercial products are marketed under the Governair(R), Mammoth(R) and TemtrolTM brand names. Residential manufactured and site-built housing products include central air conditioners, heat pumps, furnaces and a wide range of accessories marketed under the Intertherm(R) and Miller(R) brand names. Residential central air conditioning products range from 1.5 to 5 tons of cooling capacity and furnaces range from 45,000 BTUs to 144,000 BTUs of heating capacity.
     The Plumbing Products Group manufactures and sells vitreous china bathroom fixtures (including sinks, toilet bowls and tanks), fiberglass and acrylic fixtures and brass and plastic faucets, and also markets stainless steel and enameled steel tubs and sinks. In addition to its standard product offerings, this Group also sells designer bathroom fixtures, 1.5 gallon water-efficient toilets and a variety of products that are accessible by physically challenged individuals. Products are sold under the URCTM, Universal-Rundle(R), CareFree(R), Milwaukee FaucetsTM and Raphael(R) brand names principally to wholesale plumbing distributors and retail home centers. End customers of this Group's products are generally home builders, do-it-yourself homeowners, remodeling contractors and commercial builders.

BUSINESS HELD FOR SALE
     In October 1993, the Company decided to sell its Retail Home Center Operations, which consist of a chain of ten retail home center stores, a contractor and wholesale lumberyard and a truss manufacturing yard in the greater San Diego, California area. The Company reduced its investment in this business to estimated net realizable value and recorded a pre-tax valuation reserve of $20.3 million in the third quarter of 1993. See Note 16B of Notes to Consolidated Financial Statements.


                                  THE OFFERING

Securities Offered............   $190,000,000 principal amount of   % Senior Subordinated
                                 Notes due 2004 (the "Notes").
Interest Payment Dates........   and           , commencing           , 1994.
Maturity......................   , 2004.
Redemption....................   Redeemable at the Company's option, in whole or in part, at
                                 any time and from time to time, on and after           ,
                                 1999, initially at      % of principal amount and thereafter
                                 at prices declining to 100% from and after           , 2002.
                                 See "Description of the Notes -- Optional Redemption."
Change of Control.............   Upon a Change of Control (as defined), holders of the Notes will have the right, subject to certain restrictions and
                                 conditions, to require the Company to purchase all or any
                                 part of their Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of
                                 purchase. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change of Control purchase price for all Notes
                                 tendered by holders thereof. In addition, the Company's
                                 ability to make such payment may be limited by the terms of borrowing and other agreements applicable to the Company or its subsidiaries. The Change of Control provisions are not applicable to certain transactions with Richard L. Bready, the Chairman of the Board, or persons or entities affiliated with Mr. Bready. See "Description of the Notes -- Change of
                                 Control" and "Description of Other Obligations."
Ranking.......................   Subordinate to all existing and permitted future Senior
                                 Indebtedness (as defined) of the Company and effectively
                                 subordinate to all indebtedness and other liabilities of
                                 subsidiaries of the Company. As of October 2, 1993, after
                                 giving pro forma effect to the Refinancing, the Company had no outstanding Senior Indebtedness. As of October 2, 1993, the aggregate liabilities of the Company's subsidiaries,
                                 principally consisting of trade payables and accruals, were
                                 $146.0 million. Subject to certain restrictions, the
                                 indenture pursuant to which the Notes will be issued (the
                                 "Indenture") permits the Company and its subsidiaries to
                                 incur additional indebtedness, including Senior Indebtedness which may be secured, and other liabilities. However, the
                                 Indenture prohibits the Company from incurring any
                                 indebtedness ranking senior to the Notes but subordinate to
                                 Senior Indebtedness. See "Risk Factors -- Substantial
                                 Leverage" and "Description of the Notes -- Subordination."
Certain Covenants.............   The Indenture restricts, among other things, the payment of dividends, the repurchase of capital stock and the making of certain other Restricted Payments (as defined), the
                                 incurrence of additional Indebtedness (as defined), the
                                 making of certain Investments (as defined) and certain
                                 mergers, consolidations or sales of assets. Upon certain
                                 Asset Sales (as defined), the Company will be required to
                                 offer to purchase, at 100% of their principal amount plus
                                 accrued and unpaid interest thereon to the date of purchase,
                                 Notes in a principal amount equal to any Net Cash Proceeds
                                 (as defined) that are not invested in properties and assets used primarily in the same or a related business to those
                                 owned and operated by the Company as of the issue date of
                                 the Notes or at the date of such sale and not applied to
                                 permanently reduce Senior Indebtedness. See "Description of the Notes -- Certain Covenants."

Use of Proceeds...............   The net proceeds of this offering will be used to redeem,
                                 and pay accrued interest and a redemption premium on,
                                 certain existing indebtedness, and to replace certain
                                 working capital used by the Company to redeem and pay
                                 accrued interest on certain other indebtedness redeemed on
                                 January 14, 1994. The sale of the Notes and the use of the net proceeds therefrom for such purposes are referred to
                                 herein as the "Refinancing." See "Use of Proceeds."

     Prospective purchasers of the Notes should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors."


                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following summary of selected consolidated financial data for the five years ended December 31, 1992, and the 39 weeks ended September 26, 1992 and October 2, 1993, are derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The results of operations for the 39 weeks ended October 2, 1993 are not necessarily indicative of the results of operations to be expected for the full year. The consolidated pro forma operating data for the year ended December 31, 1992 and for the 39 weeks ended October 2, 1993 give pro forma effect to the Refinancing as if it had occurred on January 1, 1992 and to certain other adjustments as described in
Note 4 below. The consolidated pro forma balance sheet data give pro forma effect to the Refinancing and the redemption on January 14, 1994 of the Company's 11 1/2% Senior Subordinated Debentures due 1994 as if such transactions had occurred on October 2, 1993.



                                                                                    39 WEEKS ENDED
                                           YEARS ENDED DECEMBER 31,            ------------------------
                                ---------------------------------------------- SEPTEMBER 26, OCTOBER 2,
                                  1988      1989      1990      1991     1992      1992         1993
                                --------   -------   -------   ------   ------ ------------- ----------
                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING AND
  CASH FLOW DATA(1):
Net sales.....................  $1,029.2   $1,080.2  $1,037.2  $917.0   $800.0    $ 617.2      $575.8
Operating earnings
  (loss)(2)...................     22.3        1.0     (16.6)    11.0     20.4       11.6        21.4
Interest expense, net.........    (29.7 )    (36.6)    (33.8)   (30.4)   (24.8)     (18.8)      (17.8)
Earnings (loss) from
  continuing operations(3)....      0.2      (42.5)    (41.4)   (34.7)   (21.0)     (19.6)      (12.8)
Net cash provided (used) by
  operating activities........    (21.1 )    (23.1)     33.8     39.6     12.1        (.2)        1.2
Cash provided by investing
  activities..................     92.1      183.6      10.2     50.3     22.8       25.5        31.8
Cash used by financing
  activities..................     99.4      133.3      70.9    104.9     27.9       19.8         6.1
Capital expenditures..........     20.7       35.3      24.5     16.0      8.8        7.8         7.2
CONSOLIDATED PRO FORMA
  OPERATING DATA:
Interest expense, net(4)......                                          $(20.7)                $(16.0)
Earnings (loss) from
  continuing operations(4)....                                              .2                  (11.6)
Earnings (loss) per share from
  continuing operations(4)....                                             .02                   (.93)
OTHER CONSOLIDATED DATA:
Ratio of earnings to fixed
  charges(5)..................      1.1x     --        --        --       --       --           --
Pro forma ratio of earnings to
  fixed charges(5)............                                            --                    --
EBITDA from operations(6).....  $  50.3    $  31.9   $  27.4   $ 38.2   $ 42.5    $  29.5      $ 38.0
Ratio of EBITDA from
  operations to interest
  expense, net................      1.7x     --        --         1.3x     1.7x       1.6x        2.1x
Pro forma ratio of EBITDA from
  operations to interest
  expense, net(6).............                                             2.1x                   2.4x



                                                                                AS OF OCTOBER 2, 1993
                                                                               ------------------------
                                                                                  ACTUAL     PRO FORMA
                                                                               ------------- ----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, investments and
  marketable securities(7)....                                                     $ 67.2      $ 66.6
Working capital...............                                                      119.7       149.6
Total assets..................                                                      509.6       513.4
Total indebtedness............                                                      202.4       224.0
Stockholders' investment(8)...                                                      112.0       105.2


- ------------------------------
(See footnotes on following page)

[FN]
(1) Acquisitions have been accounted for under the purchase accounting method and dispositions have been accounted for as described in Notes 10 and 11 of Notes to Consolidated Financial Statements. See Notes 8 to 13 and Note 15 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the effect of businesses sold and other matters on operating results during the periods covered hereby. See Notes 16D and 16H of Notes to Consolidated Financial Statements with respect to changes in accounting methods, adopted as of January 1, 1993, related to post-retirement health care benefits and income taxes.

(2) The operating loss for the year ended December 31, 1990 includes non-recurring pre-tax charges of $12.6 million ($.66 per share, net of tax) as described in Notes 1 and 13 of Notes to Consolidated Financial Statements.

(3) The Company has decided to sell its Dixieline Lumber Company subsidiary ("Dixieline") through which the Company conducts its Retail Home Center Operations. In connection with this decision, the Company recorded a pre-tax valuation reserve of $20.3 million ($1.19 per share, net of tax) in the third quarter of 1993 to reduce the Company's net investment in such business to estimated net realizable value.


(4) Pro forma (A) to reflect (i) the Refinancing, (ii) the redemption on January 14, 1994 of the Company's 11 1/2% Senior Subordinated Debentures due 1994 and (iii) the sale of L.J. Smith, Inc. and Bend Millwork Systems, Inc. as if the transactions in clauses (i), (ii) and (iii) had occurred on January 1, 1992 and (B) to exclude the net after-tax loss of approximately $16 million related to the sale of L.J. Smith, Inc. and Bend Millwork Systems, Inc. in the year ended December 31, 1992. The loss from continuing operations of $11.6 million ($.93 loss per share) for the 39 weeks ended October 2, 1993 includes a net after-tax loss of $14.9 million ($1.19 loss per share) related to the valuation reserve for Dixieline. See Note 16B of Notes to Consolidated Financial Statements.



(5) For purposes of calculating this ratio, "earnings" consist of earnings from continuing operations before provision for income taxes and fixed charges, and "fixed charges" consist of interest expense, including the estimated interest portion of rental payments on operating leases. Such earnings were insufficient to cover fixed charges by $59.5 million, $60.4 million, $45.7 million and $18.0 million for the years ended December 31, 1989, 1990, 1991, 1992, respectively, by $18.3 million and $14.3 million for the 39 weeks ended September 26, 1992 and October 2, 1993, respectively, and by $13.9 million and $12.5 million for the year ended December 31, 1992 and the 39 weeks ended October 2, 1993, respectively, on a pro forma basis. The pro forma data have been adjusted to reflect the Refinancing and the redemption on January 14, 1994 of the Company's 11 1/2% Senior Subordinated Debentures due 1994 as if such transactions had occurred on January 1, 1992.




(6) "EBITDA from operations" is the earnings (loss) from continuing operations before income taxes plus depreciation, amortization and interest expense, and excludes interest and dividend income, net (gain) loss on investment and marketable securities and certain non-operating (income) expense, as follows:


                                                                                      PRO        39 WEEKS ENDED         PRO
                                            FOR THE YEARS ENDED DECEMBER 31,         FORMA    ---------------------    FORMA
                                       ------------------------------------------  DEC. 31,   SEPT. 26,  OCTOBER 2,  OCTOBER 2,
                                        1988     1989     1990     1991     1992     1992       1992        1993        1993
                                       ------   ------   ------   ------   ------  ---------  ---------  ----------  ----------
                                                                        (DOLLARS IN MILLIONS)
     Earnings (loss) from continuing
       operations before income
       taxes.........................  $  3.6   $(59.5)  $(60.4)  $(45.7)  $(18.0)  $ (13.9)   $ (18.3)    $(14.3)     $(12.5)
     Add (Deduct):
         Interest expense............    58.8     63.9     48.9     39.2     29.2      25.1       22.4       20.2        18.4
         Interest and dividend
           income....................   (29.1)   (27.3)   (15.1)    (8.8)    (4.4)     (4.4)      (3.6)      (2.4)       (2.4)
         Net (gain) loss on
           investment and marketable
           securities................   (11.0)    23.9     10.0      (.4)     (.9)      (.9)      (1.4)      (2.4)       (2.4)
         Depreciation and
           amortization (excludes
           amortization of deferred
           debt expense and debt
           discount, which is
           included in interest
           expense)..................    28.0     30.9     31.4     27.2     22.1      22.1       17.9       15.0        15.0
                                       ------   ------   ------   ------   ------  ---------  ---------  ----------  ----------
             EBITDA..................  $ 50.3   $ 31.9   $ 14.8   $ 11.5   $ 28.0   $  28.0    $  17.0     $ 16.1      $ 16.1
         Loss on businesses sold or
           held for sale (3 above)...    --       --       --       15.2     14.5      14.5       12.5       20.3        20.3
         Settlement of litigation....    --       --       --       11.5     --       --         --         --          --
         Other (2 above).............    --       --       12.6     --       --       --         --           1.6         1.6
                                       ------   ------   ------   ------   ------  ---------  ---------  ----------  ----------
             EBITDA from
               operations............  $ 50.3   $ 31.9   $ 27.4   $ 38.2   $ 42.5   $  42.5    $  29.5     $ 38.0      $ 38.0
                                       ------   ------   ------   ------   ------  ---------  ---------  ----------  ----------
                                       ------   ------   ------   ------   ------  ---------  ---------  ----------  ----------

    The pro forma data in the preceding table have been adjusted to reflect the Refinancing and the redemption on January 14, 1994 of the Company's 11 1/2% Senior Subordinated Debentures due 1994 as if such transactions had occurred on January 1, 1992.

    EBITDA from operations principally differs from Consolidated Cash Flow as defined in the Indenture in that Consolidated Cash Flow includes net (gain) loss on investment and marketable securities and excludes (i) the results of Dixieline, (ii) after-tax compensation expense in respect of capital stock awarded to employees as part of an employee benefit plan and (iii) net non-cash expense items not to exceed 10% of Consolidated Cash Flow. See

    "Description of the Notes -- Certain Definitions." EBITDA from operations is presented because it is a financial indicator of a leveraged company's ability to service and/or incur indebtedness. EBITDA from operations should not be considered as an alternative to net earnings as a measure of the Company's operating results or to cash flows as a measure of liquidity. EBITDA from operations principally differs from net increase (decrease) in unrestricted cash and investments shown on the Consolidated Statement of Cash Flows of the Company prepared in accordance with generally accepted accounting principles in that EBITDA from operations does not reflect capital expenditures, borrowings, principal and interest payments under debt and capital lease obligations, income tax payments and cash flows from other operating, investing and financing activities.



(7) Includes $6.7 million of restricted cash, investments and marketable securities at October 2, 1993 (actual and pro forma). See Note 1, of Notes to Consolidated Financial Statements.



(8) Pro forma stockholders' investment as of October 2, 1993 reflects the estimated net after-tax extraordinary loss of $6.8 million ($.54 per share) that would have been recorded at October 2, 1993 as a consequence of the redemption of certain of the Company's outstanding indebtedness as a part of the Refinancing. The loss principally includes the effect of unamortized deferred debt expense and debt discounts and a redemption premium on certain of such indebtedness. The Company estimates that the actual amount of such loss will be approximately $6.1 million ($.48 per share) and will be recorded in the fourth quarter of 1993.

                                  RISK FACTORS

     Prospective purchasers of the Notes should consider, among other things, the factors set forth below, as well as the other information set forth in this Prospectus, before making an investment in the Notes.

SUBSTANTIAL LEVERAGE

     The Company has a substantial amount of indebtedness. Although the Company has reduced indebtedness by $150.7 million since December 31, 1990, the Company is, and immediately following the Refinancing will remain, significantly leveraged. At October 2, 1993, the Company had $202.4 million of indebtedness. After giving pro forma effect to the Refinancing, as of October 2, 1993, the Company would have had $224.0 million of indebtedness (or $252.5 million of indebtedness if the Underwriters' over-allotment option is exercised in full). At October 2, 1993, the Company's debt to equity ratio was 1.8 to 1 and after giving pro forma effect to the Refinancing, as of October 2, 1993, the Company's debt to equity ratio would have been 2.1 to 1. See "Capitalization."

     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for refinancing indebtedness, working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, (ii) a substantial portion of the Company's consolidated cash flow from operations must be used for the payment of interest and principal on its indebtedness, (iii) the Company may be more highly leveraged than its competitors, which may place it at a competitive disadvantage, (iv) the agreements governing the Company's and its subsidiaries' indebtedness (including the Notes) and bank loans contain certain restrictive financial and operating covenants, including certain covenants that restrict the ability of the Company's subsidiaries to pay dividends or make other distributions to the Company, (v) certain of the borrowings under debt agreements of the Company's subsidiaries have floating rates of interest, which cause the Company and its subsidiaries to be vulnerable to increases in interest rates and (vi) the Company's substantial degree of leverage could make it more vulnerable to a downturn in general economic conditions.

     The terms of the Indenture allow for the incurrence of additional indebtedness, including Senior Indebtedness and secured indebtedness. The incurrence of additional indebtedness is limited by certain conditions, including compliance with a Consolidated Cash Flow Coverage Ratio (as defined), calculated on a pro forma basis to reflect such additional indebtedness, of 2.0 to 1. As of October 2, 1993, after giving pro forma effect to the Refinancing, the Company could incur additional indebtedness based on this covenant in the Indenture. In addition and notwithstanding the foregoing, the Indenture permits the Company, and in certain cases its subsidiaries, to incur up to approximately $107.0 million of specified additional indebtedness, including Senior Indebtedness, and certain other types of indebtedness, without regard to the compliance with the Consolidated Cash Flow Coverage Ratio referred to above or any other financial ratio or covenant in the Indenture. See "Description of the Notes." In the event the Company were to incur additional indebtedness for investment in its current business, acquisitions or other purposes, the Company's leverage may increase and, as a result, the Company could be more susceptible to the factors described above.

     The ability of the Company to make principal and interest payments under the Company's long-term indebtedness (including the Notes) and bank loans will be dependent upon the Company's future performance, which is subject to financial, economic and other factors affecting the Company, some of which are beyond its control. There can be no assurance that the current level of the Company's operating results will continue or that its operating results will improve. The Company believes that it may need to access the capital markets in the future in order to provide the funds necessary to repay a portion of its indebtedness. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained, particularly in view of the Company's anticipated high levels of debt and the debt incurrence restrictions under its debt agreements, including the Indenture. If no such refinancing or additional financing were available, the Company and/or its subsidiaries could default on their respective debt obligations. In such case, virtually all other debt of the Company and its subsidiaries, including payments to be made under the Notes, could become immediately due and payable.

SUBORDINATION

     The Notes will be subordinate in right of payment to all existing and future Senior Indebtedness of the Company, including certain refinancings of such Senior Indebtedness. Further, subject to restrictions, the Indenture permits the Company to incur additional Senior Indebtedness. As of October 2, 1993, after giving pro forma effect to the Refinancing, the Company had no outstanding Senior Indebtedness. By reason of the subordination applicable to the Notes, in the event of an insolvency, liquidation, or other reorganization of the Company, the Senior Indebtedness must be paid in full before the principal of, and interest on, the Notes may be paid. In addition, under certain circumstances, no payments may be made with respect to the principal of, or interest on, the Notes upon the occurrence of a default under the terms of any Senior Indebtedness. See "Description of the Notes".

     The Notes will be obligations of the Company exclusively. Because the operations of the Company are conducted entirely through subsidiaries, the Company's cash flow and its ability to service debt, including the Notes, are dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries in the forms of loans, dividends or otherwise. The subsidiaries, however, are legally distinct from the Company and have no obligation, contingent or otherwise (except to the extent described below with respect to the requirement to provide guaranties in certain circumstances), to pay amounts due pursuant to the Notes or to make any funds available for such payments. Certain agreements governing the Company's subsidiaries restrict the ability of the subsidiaries to pay dividends or make other distributions to the Company. The Company's Canadian subsidiary, Broan Limited, has a $15.0 million (based on exchange rates in effect on October 2, 1993) secured line of credit, of which $11.1 million (based on exchange rates in effect on October 2, 1993) is available to the Company. The line of credit prohibits dividends or other distributions to the Company from Broan Limited in excess of $11.1 million (based on exchange rates in effect on October 2, 1993). As of January 19, 1994, there were $5.8 million in outstanding borrowings under this line of credit, all the proceeds of which borrowings were advanced to the Company. The Company's Nordyne Inc. subsidiary ("Nordyne") is party to an industrial revenue bond financing agreement that restricts Nordyne's ability to declare cash dividends to the Company in the event that Nordyne's tangible net worth is less than $9.0 million at the end of any quarter. If such net worth is determined to be below $9.0 million at the end of any quarter, this agreement provides that Nordyne shall not pay any cash dividends to the Company in any twelve-month period thereafter to the extent that such cash dividends exceed, in the aggregate, forty percent (40%) of Nordyne's net income accrued after the quarter in which Nordyne's tangible net worth was less than $9.0 million. As of October 2, 1993, Nordyne's tangible net worth substantially exceeded $9.0 million and the amount of indebtedness outstanding under the industrial revenue bond financing agreement was $1.8 million.

     Except to the extent that the Company may itself be a trade creditor with recognized claims against its subsidiaries, claims of creditors of such subsidiaries, including trade creditors, will have effective priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes, even though such subsidiary obligations do not fall within the definition of Senior Indebtedness. As of October 2, 1993, the aggregate liabilities of the Company's subsidiaries, principally consisting of trade payables and accruals, were $146.0 million.

     The Indenture provides that in the event any of the Company's subsidiaries guarantees the payment of any Indebtedness of the Company such subsidiary shall also guarantee the payment of the Notes. Any such guaranty shall be subordinate to Guarantor Senior Indebtedness (as defined) in substantially the same manner and to the same extent as the Notes are subordinated to Senior Indebtedness of the Company. In the event any subsidiary provides such a guaranty, the guaranty may, under certain circumstances, be subject to avoidance or subordination under fraudulent conveyance laws or the preference provisions of The United States Bankruptcy Code or comparable state law. See "Description of the Notes -- Certain Covenants -- Limitation on Guaranties by Subsidiaries." The Company may incur or issue Senior Indebtedness which may be secured by liens on assets and properties of the Company and its subsidiaries without any obligation of the Company or any of its subsidiaries to provide any such liens in favor of the holders of the Notes or to guaranty the payment of the Notes. See "Description of The Notes -- Certain Covenants -- Limitation on Liens."

     In certain circumstances, the Company may be obligated to repurchase or to make an offer to repurchase the Notes. The amount of funds then available to the Company and the subordination of the Notes to all existing and future Senior Indebtedness of the Company may limit the ability of the Company to repurchase the Notes. See "Description of the Notes."

CHANGE OF CONTROL

     The Change of Control repurchase provisions of the Indenture are not applicable to certain transactions with Richard L. Bready, the Chairman of the Board, or persons or entities affiliated with Mr. Bready. If the Company were to incur additional indebtedness in compliance with the terms of the Indenture in order to effect a transaction in which Mr. Bready or persons or entities affiliated with him gained beneficial ownership of 50% or more of the combined voting power of all the Company's then outstanding securities entitled to vote generally for the election of directors, holders of Notes would not have the right to require the repurchase of all or any part of their Notes, and the proceeds of such additional indebtedness might be available to purchase or redeem all or a portion of the Company's then outstanding equity securities, subject to the other limitations in the Indenture, such as the dividend and capital stock repurchase restrictions contained in the LIMITATION ON RESTRICTED PAYMENTS COVENANT. See "Description of the Notes."

HISTORY OF OPERATING LOSSES


     The Company had net losses from continuing operations of $12.8 million in the 39 weeks ended October 2, 1993, $21.0 million in 1992, $34.7 million in 1991, $41.4 million in 1990 and $42.5 million in 1989. The Company believes that its losses from continuing operations reflect the general economic environment, the declining construction market, the performance of certain of its businesses, certain non-operating charges and the effect of the high fixed interest costs associated with the Company's indebtedness. The Company has taken actions throughout each of its businesses to reduce operating expenses and manufacturing costs, although for some businesses these cost reduction efforts have not wholly offset the Company's lower level of sales. The losses from continuing operations in the 39 weeks ended October 2, 1993 and in 1992 and 1991 include pre-tax losses on businesses sold or held for sale of $20.3 million, $14.5 million and $15.2 million, respectively. The Company's earnings from continuing operations before provision for income taxes and fixed charges were insufficient to cover its fixed charges by $14.3 million in the first 39 weeks of 1993, $18.0 million in 1992, $45.7 million in 1991, $60.4 million in 1990 and $59.5 million in 1989, and by $12.5 million in the first 39 weeks of 1993 on a pro forma basis and $13.9 million for the year ended December 31, 1992 on a pro forma basis. See "Selected Consolidated Financial Data." The Company's future operating results and cash flow will be dependent on, among other things, new residential and non-residential construction, residential replacement and remodeling expenditures and general economic conditions. As a result, there can be no assurance that the Company will achieve a level of earnings before fixed charges that is sufficient to cover its fixed charges in the future, including interest payments on the Notes. If the Company's earnings before fixed charges are insufficient to cover fixed charges, the Company may be required to sell assets or operations in order to pay its debt obligations. If such dispositions occur, there can be no assurance that the Company will not incur a loss on the assets or operations sold or that the proceeds realized by the Company will be adequate to meet its obligations then due.


SENSITIVITY TO ECONOMIC CYCLES

     The Company's performance is dependent to a significant extent upon the levels of new residential construction, residential replacement and remodeling and non-residential construction, all of which are affected by such factors as interest rates, inflation and unemployment. In recent periods, the Company has operated in an environment of flat to declining levels of construction and remodeling activity, particularly new housing starts which remain significantly below levels experienced in the mid-1980's. Further declines in new residential and non-residential construction may have a material adverse effect on the Company's financial condition and results of operations. See "Business."

COMPETITION

     Substantially all of the markets in which the Company participates are highly competitive with respect to product quality, price, design, distribution and service. Many of the Company's competitors have greater financial and marketing resources and brand awareness than the Company. Competitive factors could require price reductions or increased spending on product development, marketing and sales that would adversely affect the Company's results of operations. See "Business."

ABSENCE OF PUBLIC MARKET

     There is currently no public market for the Notes and there can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of the holders of the Notes to sell their Notes or the price at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Bear, Stearns & Co. Inc. and Chase Securities, Inc. (the "Underwriters") have advised the Company that they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Notes on any securities exchange or to arrange for their quotation on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"). See "Underwriting."

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurances that the trading market, if any, for the Notes will not be subject to similar disruptions.

                                  THE COMPANY

     The Company is a diversified manufacturer of residential and commercial building products, operating within three principal product groups: the Residential Building Products Group; the Air Conditioning and Heating Products Group; and the Plumbing Products Group. Through these product groups, the Company manufactures and sells, primarily in the United States and Canada, a wide variety of products for the residential and commercial construction, manufactured housing, and the do-it-yourself and professional remodeling and renovation markets. In October 1993, the Company decided to sell its Retail Home Center Operations. The Company currently intends to operate this business until a sale is consummated.

     Beginning in the fourth quarter of 1990, in order to return the Company to profitability and position it for growth, the Company developed and implemented initiatives to (i) sell non-core or unprofitable businesses, (ii) reduce the costs and expenses of its retained businesses and (iii) significantly reduce debt. Since December 31, 1990, the Company has disposed of eight businesses, which accounted for $310.5 million of net sales and $2.0 million of operating losses in 1990. The $74.3 million in cash proceeds received from disposed businesses, together with cash on hand, were used to reduce indebtedness by $150.7 million, or 42.7%, between December 31, 1990 and October 2, 1993. In addition, a significant reduction in operating costs was the principal factor responsible for a substantial increase in EBITDA from operations from $27.4 million for the year ended December 31, 1990 to $51.0 million for the twelve months ended October 2, 1993. See "Business."

     The Company is a Delaware corporation. Its principal executive offices are located at 50 Kennedy Plaza, Providence, Rhode Island 02903 and its telephone number at that address is (401) 751-1600.

STRATEGY

     The Company's business strategy is to develop and maintain leading positions in selected product lines within the residential and commercial building products industry. To accomplish this strategy, the Company plans to continue to expand the market share of its product groups through new product development, product line extensions and selected acquisitions, and to improve margins on its products through technological innovation, product differentiation, cost efficiency, customer service and attention to quality. The Company has instituted a variety of programs which are designed to increase its market share, including an increase in new product introductions and the establishment of on-line computer access to the Company's order entry and inventory systems for certain distributors. The Company has also pursued a variety of cost reduction activities and manufacturing process improvements, including the investment of substantial resources to consolidate manufacturing facilities and sales, marketing and administrative functions in each of its product groups. These actions have resulted in increased production capacity, enhanced manufacturing efficiency and flexibility, reduced inventory and overhead levels and decreased unit costs for many of the Company's operating facilities.

     The Company believes that its growth will be generated largely by internal growth in each of its product groups, augmented by strategic acquisitions. The Company regularly reviews potential acquisitions which would increase or expand the market penetration of, or otherwise complement, its current product lines, although there are no pending agreements or negotiations for any material acquisitions and the Company has made no material acquisitions since early 1988. In October 1993, the Company made the strategic decision to sell its Retail Home Center Operations to increase the Company's focus on its other building products businesses. See Note 16B of Notes to Consolidated Financial Statements.

FACTORS AFFECTING OPERATING PERFORMANCE

     The Company's performance is dependent to a significant extent upon the levels of new residential construction, residential replacement and remodeling and non-residential construction, all of which are affected by such factors as interest rates, inflation and unemployment. In recent periods, the Company's product groups have operated in an environment of flat to declining levels of construction and remodeling activity, particularly the number of new housing starts which, though improved since 1991, remain significantly below levels experienced in the mid-1980's. Although the Company's operations have been significantly affected by the difficult economic conditions in recent periods, the actions taken by the Company to reduce production costs and overhead levels and improve the efficiency and profitability of its operations have enabled the Company to significantly increase operating earnings in a slow economy and have positioned the Company's product groups for growth should there be a recovery in their markets. In the near term, the Company expects to operate in an environment of relatively stable levels of construction and remodeling activity, without significant further declines or improvements in such levels.

PRODUCT GROUP OVERVIEW

     The Residential Building Products Group manufactures and distributes built-in products primarily for the residential housing, do-it-yourself and professional remodeling and renovation markets. The principal products sold by this Group are kitchen range hoods, bath fans and combination units (fan, heater and light combinations) and bath cabinets, which represented more than 50% of this Group's net sales in 1992. This Group is one of the largest suppliers in the United States and Canada of range hoods, bath fans and combination units. Products are sold under the Broan(R), Nautilus(R) and Air CareTM brand names, among others, to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and OEMs. Other products sold by this Group include, among others, wireless security products, garage door openers, built-in home intercoms and entertainment systems and door chimes.

     The Air Conditioning and Heating Products Group manufactures and sells HVAC systems for custom-designed commercial applications and for manufactured and site-built residential housing. This Group's commercial HVAC products and air handler systems are designed to meet customer specifications for use in offices, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. Such systems are primarily designed to operate on building rooftops (including large self-contained walk-in-units) or on individual floors within a building, and range in size from 40 to 600 tons of cooling capacity. Commercial products are marketed under the Governair(R), Mammoth(R) and TemtrolTM brand names. Residential manufactured and site-built housing products include central air conditioners, heat pumps, furnaces and a wide range of accessories marketed under the Intertherm(R) and Miller(R) brand names. Residential central air conditioning products range from 1.5 to 5 tons of cooling capacity and furnaces range from 45,000 BTUs to 144,000 BTUs of heating capacity.

     The Plumbing Products Group manufactures and sells vitreous china bathroom fixtures (including sinks, toilet bowls and tanks), fiberglass and acrylic fixtures and brass and plastic faucets, and also markets stainless steel and enameled steel tubs and sinks. In addition to its standard product offerings, this Group also sells designer bathroom fixtures, 1.5 gallon water-efficient toilets and a variety of products that are accessible by physically challenged individuals. Products are sold under the URCTM, Universal-Rundle(R), CareFree(R), Milwaukee FaucetsTM and Raphael(R) brand names principally to wholesale plumbing distributors and retail home centers. End customers of this Group's products are generally home builders, do-it-yourself homeowners, remodeling contractors and commercial builders.

BUSINESS HELD FOR SALE

     In October 1993, the Company decided to sell its Retail Home Center Operations, which consist of a chain of ten retail home center stores, a contractor and wholesale lumberyard and a truss manufacturing yard in the greater San Diego, California area. The Company reduced its investment in this operation to estimated net realizable value and recorded a pre-tax valuation reserve of $20.3 million in the third quarter of 1993. See Note 16B of Notes to Consolidated Financial Statements.

                              RECENT DEVELOPMENTS

ESTIMATED OPERATING RESULTS FOR THE FOURTH QUARTER OF 1993 AND THE YEAR ENDED DECEMBER 31, 1993

     The Company estimates that net sales from ongoing operations (i.e., total net sales less net sales of businesses sold or held for sale) will be approximately $168.0 million in the fourth quarter of 1993 as compared to approximately $159.4 million in the fourth quarter of 1992, and will be approximately $661.0 million for the year ended December 31, 1993 as compared to approximately $612.3 million for the year ended December 31, 1992. The Company estimates that total net sales for the fourth quarter of 1993 will be approximately $168.0 million as compared to approximately $182.7 million in the fourth quarter of 1992. For the year ended December 31, 1993, the Company estimates that total net sales will be approximately $744.0 million as compared to approximately $800.0 million for the year ended December 31, 1992. Net sales from ongoing operations in the fourth quarter of 1993 and the year ended December 31, 1993 increased principally as a result of increased sales volume of residential air conditioning and heating products, including increased shipments of new and replacement air conditioning and heating products to manufactured housing customers in both periods, and increased sales volume of commercial air conditioning and heating products in the fourth quarter. These increases in the fourth quarter were partially offset by slightly lower net sales in the Residential Building Products Group and lower net sales in the Plumbing Products Group.

     The Company estimates that EBITDA from ongoing operations for the fourth quarter of 1993 will be between approximately $11.0 million and approximately $13.0 million (after a reduction of approximately $2.8 million due to the curtailment of certain product lines within the Plumbing Products Group) as compared to approximately $13.3 million in the fourth quarter of 1992. The Company estimates that for the year ended December 31, 1993 EBITDA from ongoing operations will be between approximately $48.0 million and approximately $50.0 million (after a reduction of approximately $3.5 million due to provisions for the curtailment of certain product lines within the Plumbing Products Group and reserves for plant consolidations) as compared to approximately $43.6 million for the year ended December 31, 1992.

     The Company expects that its earnings (loss) before extraordinary gain
(loss) and the cumulative effect of an accounting change will be improved in the fourth quarter of 1993 and in the year ended December 31, 1993 as compared to the fourth quarter of 1992 and the year ended December 31, 1992, respectively. If the Refinancing is consummated, the Company expects to have a net loss in the fourth quarter of 1993 due primarily to the extraordinary loss to be recorded as a consequence of the redemption of certain of the Company's outstanding indebtedness as a part of the Refinancing. This loss principally includes the effect of unamortized deferred debt expense and debt discounts and a redemption premium on certain of such indebtedness. Whether or not the Refinancing is consummated, the Company expects to have a net loss for the year ended December 31, 1993, primarily as a result of the approximately $20.3 million pre-tax loss related to the valuation reserve for Dixieline.


                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes are estimated to be $183.7 million ($211.5 million if the Underwriters' over-allotment option is exercised in full). Such net proceeds will be used by the Company to redeem, and pay accrued interest and a redemption premium on, the following indebtedness and to replace working capital used to redeem certain other indebtedness on January 14, 1994, thereby reducing the Company's borrowing costs, lengthening the average maturity of its funded debt and improving its financial position:

                                     TITLE                                    AMOUNT(1)
                                                                             ------------
                                                                              (DOLLARS IN
                                                                                MILLIONS)
     9 3/4% Senior Notes due 1997..........................................     $ 51.4
     13 1/2% Senior Subordinated Debentures due 1997.......................       79.4
     10% Subordinated Sinking Fund Debentures due 1999.....................        2.6
     11% Subordinated Sinking Fund Debentures due 2004.....................       19.4
     Redemption Premium(2).................................................        1.2
     Accrued Interest(3)...................................................        5.3
     Replace Working Capital Used for Debenture Redemption(4)..............       23.1
                                                                             ------------
                                                                                $182.4
                                                                             ------------
                                                                             ------------

- ---------------

(1) Principal amounts are as of October 2, 1993 and reduced for principal payments made subsequent thereto.
(2) The 13 1/2% Senior Subordinated Debentures are redeemable at 101.5% of the outstanding principal amount. All of the other issues are redeemable at par.
(3) Estimated accrued interest on all issues assuming a redemption date of March 15, 1994.
(4) On January 14, 1994, the Company redeemed and paid accrued interest on the $22.6 million outstanding principal amount of its 11 1/2% Senior Subordinated Debentures due 1994.


     Following the Refinancing, the remaining net proceeds from the sale of the Notes are estimated to be $1.3 million ($29.1 million if the Underwriters' over-allotment option is exercised in full). Such remaining net proceeds will be added to working capital and used for general corporate purposes.


                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at October 2, 1993, and as adjusted to reflect the Refinancing:

                                                                                          AS
                                                                     ACTUAL(1)         ADJUSTED
                                                                     ---------         --------
                                                                     (DOLLARS IN MILLIONS)
Short-Term Debt:
  Current maturities of long-term debt.............................   $   1.1           $  0.8
  11 1/2% Senior Subordinated Debentures due 1994, net(2)..........      22.6               --
                                                                     ---------         --------
          Total Short-Term Debt....................................   $  23.7           $  0.8
                                                                     ---------         --------
                                                                     ---------         --------
Long-Term Debt:
  Notes, mortgage notes and other..................................   $  17.7           $ 17.7
  9 3/4% Senior Notes due 1997.....................................      45.4               --
       % Senior Subordinated Notes due 2004........................        --            190.0
  7 1/2% Convertible Debentures due 2006...........................      15.5             15.5
  13 1/2% Senior Subordinated Debentures due 1997..................      79.0               --
  10% Subordinated Sinking Fund Debentures due 1999................       2.4               --
  11% Subordinated Sinking Fund Debentures due 2004................      18.7               --
                                                                     ---------         --------
          Total Long-Term Debt.....................................     178.7            223.2
                                                                     ---------         --------
Stockholders' Investment(3):
  Preference stock, $1 par value; 7,000,000 shares authorized; none
     issued........................................................        --               --
  Common stock, $1 par value; 40,000,000 shares authorized;
     15,742,582 shares issued......................................      15.7             15.7
  Special common stock, $1 par value; 5,000,000 shares authorized;
     859,567 shares issued.........................................       0.9              0.9
  Additional paid-in capital.......................................     134.6            134.6
  Retained earnings (deficit)(4)...................................     (11.1)           (17.9)
  Less -- Treasury stock, at cost, 3,795,028 Common shares and
          271,574 Special common shares............................     (28.1)           (28.1)
                                                                     ---------         --------
          Total Stockholders' Investment(4)........................     112.0            105.2
                                                                     ---------         --------
          Total Capitalization(4)..................................   $ 290.7           $328.4
                                                                     ---------         --------
                                                                     ---------         --------

- ---------------
(1) Long-term debt is net of $7.2 million of unamortized debt discount.

(2) The Company redeemed its 11 1/2% Senior Subordinated Debentures due 1994 on January 14, 1994.

(3) Excludes (i) 2,547,453 shares of common stock at October 2, 1993 which have been reserved for issuance pursuant to options and the conversion of the Company's convertible debentures and special common stock, (ii) 43,500 shares of special common stock at October 2, 1993 which have been reserved for issuance pursuant to options and (iii) 125,355 shares of Series A Participating Preference Stock which may be issuable upon exercise of Rights under the Rights Agreement, as amended and restated as of March 18, 1991, between the Company and State Street Bank and Trust Company.

(4) As adjusted to reflect the estimated net after-tax extraordinary loss of $6.8 million ($.54 per share) that would have been recorded at October 2, 1993 as a consequence of the redemption of certain of the Company's outstanding indebtedness as a part of the Refinancing. The loss principally includes the effect of unamortized deferred debt expense and debt discounts and a redemption premium on certain of such indebtedness. The Company estimates that the actual amount of such loss will be approximately $6.1 million ($.48 per share) and will be recorded in the fourth quarter of 1993.



                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data for the five years ended
December 31, 1992 and for the 39 weeks ended September 26, 1992 and October 2,
1993 should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The selected consolidated operating and cash flow data, per share data and balance sheet data for each of the five years in the period ended December 31, 1992 and as of the end of each such period are derived from the Company's consolidated financial statements which have been audited by Arthur Andersen & Co., independent public accountants. The selected consolidated financial data for the 39 weeks ended September 26, 1992 and October 2, 1993 and as of October 2, 1993 have been derived from the Company's unaudited consolidated financial statements, which, in the opinion of management, contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results of operations and the financial position of the Company for such periods and as of such date. The results of operations for the 39 weeks ended October 2, 1993 are not necessarily indicative of the results of operations to be expected for the full year. The consolidated pro forma operating data for the year ended December 31, 1992 and for the 39 weeks ended
October 2, 1993 give pro forma effect to the Refinancing as if it had occurred on January 1, 1992 and to certain other adjustments as described in Note 5 below. The consolidated pro forma balance sheet data give pro forma effect to the Refinancing and the redemption on January 14, 1994 of the Company's 11 1/2%
Senior Subordinated Debentures as if such transactions had occurred on October
2, 1993.



                                                                                                               39 WEEKS ENDED
                                                              FOR THE YEARS ENDED DECEMBER 31,             ----------------------
                                                      -------------------------------------------------    SEPT. 26,     OCT. 2,
                                                       1988       1989       1990       1991      1992       1992         1993
                                                      -------    -------    -------    ------    ------    ---------    ---------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING AND CASH FLOW DATA(1):
  Net sales.........................................  $1,029.2   $1,080.2   $1,037.2   $917.0    $800.0     $ 617.2      $ 575.8
  Costs and expenses:
    Cost of products sold...........................    796.4      842.5      808.4     693.1     595.2       465.6        414.6
    Selling, general and administrative expense.....    210.5      236.7      245.4     212.9     184.4       140.0        139.8
  Operating earnings (loss)(2)......................     22.3        1.0      (16.6)     11.0      20.4        11.6         21.4
    Interest expense................................    (58.8)     (63.9)     (48.9)    (39.2)    (29.2)      (22.4)       (20.2)
    Interest and dividend income....................     29.1       27.3       15.1       8.8       4.4         3.6          2.4
    Net gain (loss) on investment and marketable
      securities....................................     11.0      (23.9)     (10.0)      0.4       0.9         1.4          2.4
    Settlement of litigation........................       --         --         --     (11.5)       --          --           --
    Loss on businesses sold or held for sale(3).....       --         --         --     (15.2)    (14.5)      (12.5)       (20.3)
                                                      -------    -------    -------    ------    ------    ---------    ---------
  Earnings (loss) from continuing operations before
    income taxes....................................      3.6      (59.5)     (60.4)    (45.7)    (18.0)      (18.3)       (14.3)
    Provision (credit) for income taxes.............      3.4      (17.0)     (19.0)    (11.0)      3.0         1.3         (1.5)
                                                      -------    -------    -------    ------    ------    ---------    ---------
    Earnings (loss) from continuing operations......      0.2      (42.5)     (41.4)    (34.7)    (21.0)      (19.6)       (12.8)
    Earnings (loss) from discontinued operations....     13.0       14.0       (6.6)       --      (3.3)         --           --
    Extraordinary gain from debt retirements........      6.4       16.0        9.9       7.6       0.1         0.1           --
    Cumulative effect of an accounting change.......       --         --         --        --        --          --         (2.1)
                                                      -------    -------    -------    ------    ------    ---------    ---------
      Net earnings (loss)...........................  $  19.6    $ (12.5)   $ (38.1)   $(27.1)   $(24.2)    $ (19.5)     $ (14.9)
                                                      -------    -------    -------    ------    ------    ---------    ---------
                                                      -------    -------    -------    ------    ------    ---------    ---------
  Net cash provided (used) by operating
    activities......................................  $ (21.1)   $ (23.1)   $  33.8    $ 39.6    $ 12.1     $   (.2)     $   1.2
  Cash provided by investing activities.............     92.1      183.6       10.2      50.3      22.8        25.5         31.8
  Cash used by financing activities.................     99.4      133.3       70.9     104.9      27.9        19.8          6.1
  Capital expenditures..............................     20.7       35.3       24.5      16.0       8.8         7.8          7.2
PER SHARE DATA:
  Earnings (loss) from continuing operations(4).....  $   .01    $ (3.10)   $ (3.07)   $(2.57)   $(1.67)    $ (1.56)     $ (1.02)
  Cash dividends declared (common and special common
    stock)..........................................      .14        .14        .14        --        --          --           --
CONSOLIDATED PRO FORMA OPERATING DATA:
  Interest expense, net of interest and dividend
    income(5).......................................                                             $(20.7)                 $ (16.0)
  Earnings (loss) from continuing operations(5).....                                                 .2                    (11.6)
  Earnings (loss) per share from continuing
    operations(5)...................................                                                .02                     (.93)
OTHER CONSOLIDATED DATA:
  Ratio of earnings to fixed charges(6).............      1.1x        --         --        --        --          --           --
  Pro forma ratio of earnings to fixed charges(6)...                                                 --                       --
  EBITDA from operations(7).........................  $  50.3    $  31.9    $  27.4    $ 38.2    $ 42.5     $  29.5      $  38.0
  Ratio of EBITDA from operations to interest
    expense, net....................................      1.7x        --         --       1.3x      1.7x        1.6x         2.1x
  Pro forma ratio of EBITDA from operations to
    interest
    expense, net(7).................................                                                2.1x                     2.4x



                                                                     AS OF DECEMBER 31,                    AS OF OCTOBER 2, 1993
                                                      -------------------------------------------------    ----------------------
                                                       1988       1989       1990       1991      1992      ACTUAL      PRO FORMA
                                                      -------    -------    -------    ------    ------    ---------    ---------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, investments and marketable securities(8)....  $ 239.7    $ 163.3    $  99.3    $ 76.3    $ 81.9     $  67.2      $  66.6
  Working capital...................................    454.0      322.4      176.7     139.7     132.6       119.7        149.4
  Total assets......................................    993.6      836.8      715.4     582.4     515.4       509.6        513.4
  Total indebtedness................................    589.9      434.8      353.1     237.5     208.7       202.4        224.0
  Stockholders' investment(9).......................    234.9      218.0      180.7     152.9     126.9       112.0        105.2


- ---------------
(See footnotes on following page)

[FN]

(1) Acquisitions have been accounted for under the purchase accounting method and dispositions have been accounted for as described in Notes 10 and 11 of Notes to Consolidated Financial Statements. See Notes 8 to 13 and Note 15 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the effect of businesses sold and other matters on operating results during the periods covered hereby. See Notes 16D and 16H of Notes to Consolidated Financial Statements with respect to changes in accounting methods, adopted as of January 1, 1993, related to post-retirement health care benefits and income taxes.



(2) The operating loss for the year ended December 31, 1990 includes non-recurring pre-tax charges of $12.6 million ($.66 per share, net of tax) as described in Notes 1 and 13 of Notes to Consolidated Financial Statements.



(3) The Company has decided to sell Dixieline. In connection with this decision, the Company recorded a pre-tax valuation reserve of $20.3 million ($1.19 per share, net of tax) in the third quarter of 1993 to reduce the Company's net investment in such business to estimated net realizable value.



(4) Per share data for earnings (loss) from continuing operations for all periods presented are primary per share amounts. Fully diluted per share data are the same as primary amounts for each period presented except for the year ended December 31, 1988 in which fully diluted earnings from continuing operations were $.24 per share.



(5) Pro forma (A) to reflect (i) the Refinancing, (ii) the redemption on January 14, 1994 of the Company's 11 1/2% Senior Subordinated Debentures due 1994 and (iii) the sale of L.J. Smith, Inc. and Bend Millwork Systems, Inc. as if the transactions in clauses (i), (ii) and (iii) had occurred on January 1, 1992 and (B) to exclude the net after-tax loss of approximately $16 million related to the sale of L.J. Smith, Inc. and Bend Millwork Systems, Inc. in the year ended December 31, 1992. The loss from continuing operations of $11.6 million ($.93 loss per share) for the 39 weeks ended October 2, 1993 includes a net after-tax loss of $14.9 million ($1.19 loss per share) related to the valuation reserve for Dixieline. See Note 16B of Notes to Consolidated Financial Statements.



(6) For purposes of calculating this ratio, "earnings" consist of earnings from continuing operations before provision for income taxes and fixed charges, and "fixed charges" consist of interest expense, including the estimated interest portion on operating leases. Such earnings were insufficient to cover fixed charges by $59.5 million, $60.4 million, $45.7 million and $18.0 million for the years ended December 31, 1989, 1990, 1991, 1992, respectively, by $18.3 million and $14.3 million for the 39 weeks ended September 26, 1992 and October 2, 1993 respectively, and by $13.9 million and $12.5 million for the year ended December 31, 1992 and the 39 weeks ended October 2, 1993, respectively, on a pro forma basis. The pro forma data have been adjusted to reflect the Refinancing and the redemption on January 14, 1994 of the Company's 11 1/2% Senior Subordinated Debentures due 1994 as if such transactions had occurred on January 1, 1992.




(7) "EBITDA from operations" is the earnings (loss) from continuing operations before income taxes plus depreciation, amortization and interest expense, and excludes interest and dividend income, net (gain) loss on investment and marketable securities and certain non-operating (income) expense as follows:


                                                                                        PRO        39 WEEKS ENDED         PRO
                                              FOR THE YEARS ENDED DECEMBER 31,         FORMA    ---------------------    FORMA
                                          -----------------------------------------  DEC. 31,   SEPT. 26,  OCTOBER 2,  OCTOBER 2,
                                          1988     1989     1990     1991     1992     1992       1992        1993        1993
                                          -----   ------   ------   ------   ------  ---------  ---------  ----------  ----------
                                                                           (DOLLARS IN MILLIONS)
     Earnings (loss) from continuing
       operations before income taxes...  $ 3.6   $(59.5)  $(60.4)  $(45.7)  $(18.0)  $ (13.9)   $ (18.3)    $(14.3)     $(12.5)
     Add (Deduct):
         Interest expense...............   58.8     63.9     48.9     39.2     29.2      25.1       22.4       20.2        18.4
         Interest and dividend income...  (29.1)   (27.3)   (15.1)    (8.8)    (4.4)     (4.4)      (3.6)      (2.4)       (2.4)
         Net (gain) loss on investment
           and marketable securities....  (11.0)    23.9     10.0      (.4)     (.9)      (.9)      (1.4)      (2.4)       (2.4)
         Depreciation and amortization
           (excludes amortization of
           deferred debt expense and
           debt discount, which is
           included in interest
           expense).....................   28.0     30.9     31.4     27.2     22.1      22.1       17.9       15.0        15.0
                                          -----   ------   ------   ------   ------  ---------  ---------  ----------  ----------
             EBITDA.....................  $50.3   $ 31.9   $ 14.8   $ 11.5   $ 28.0   $  28.0    $  17.0     $ 16.1      $ 16.1
         Loss on businesses sold or held
           for sale (3 above)...........   --       --       --       15.2     14.5      14.5       12.5       20.3        20.3
         Settlement of litigation.......   --       --       --       11.5     --       --         --         --          --
         Other (2 above)................   --       --       12.6     --       --       --         --           1.6         1.6
                                          -----   ------   ------   ------   ------  ---------  ---------  ----------  ----------
             EBITDA from operations.....  $50.3   $ 31.9   $ 27.4   $ 38.2   $ 42.5   $  42.5    $  29.5     $ 38.0      $ 38.0
                                          -----   ------   ------   ------   ------  ---------  ---------  ----------  ----------
                                          -----   ------   ------   ------   ------  ---------  ---------  ----------  ----------

     The pro forma data in the preceding table have been adjusted to reflect the Refinancing and the redemption on January 14, 1994 of the Company's 11 1/2% Senior Subordinated Debentures due 1994 as if such transactions had occurred on January 1, 1992.

     EBITDA from operations principally differs from Consolidated Cash Flow as defined in the Indenture in that Consolidated Cash Flow includes net (gain) loss on investment and marketable securities and excludes (i) the results of Dixieline, (ii) after-tax compensation expense in respect of capital stock awarded to employees as part of an employee benefit plan and (iii) net non-cash expense items not to exceed 10% of Consolidated Cash Flow. See "Description of the Notes -- Certain Definitions." EBITDA from operations is presented because it is a widely accepted financial indicator of a leveraged Company's ability to service and/or incur indebtedness. EBITDA from operations should not be considered as an alternative to net earnings as a measure of the Company's operating results or to cash flows as a measure of liquidity. EBITDA from operations principally differs from net increase (decrease) in unrestricted cash and investments shown on the Consolidated Statement of Cash Flows of the Company prepared in accordance with generally accepted accounting principles in that EBITDA from operations does not reflect capital expenditures, borrowings, principal and interest payments under debt and capital lease obligations, income tax payments and cash flows from other operating, investing and financing activities.



(8) Includes restricted cash, investments and marketable securities in the amounts of $7.8 million, $5.2 million, $39.5 million, $33.4 million, $8.2 million and $6.7 million at December 31, 1988, 1989, 1990, 1991 and 1992 and October 2, 1993 (actual and pro forma), respectively. See Note 1 of Notes to Consolidated Financial Statements.



(9) Pro forma stockholders' investment as of October 2, 1993 reflects the estimated net after-tax extraordinary loss of $6.8 million ($.54 per share) that would have been recorded at October 2, 1993 as a consequence of the redemption of certain of the Company's outstanding indebtedness as a part of the Refinancing. The loss principally includes the effect of unamortized deferred debt expense and debt discounts and a redemption premium on certain of such indebtedness. The Company estimates that the actual amount of such loss will be approximately $6.1 million ($.48 per share) and will be recorded in the fourth quarter of 1993.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is a diversified manufacturer of residential and commercial building products, operating within three principal product groups: the Residential Building Products Group; the Air Conditioning and Heating Products Group; and the Plumbing Products Group. Through these product groups, the Company manufactures and sells, primarily in the United States and Canada, a wide variety of products for the residential and commercial construction, manufactured housing, and the do-it-yourself and professional remodeling and renovation markets.

     In October 1993, the Company made the strategic decision to sell its Retail Home Center Operations to increase the Company's focus on its other building products businesses. Although the Company currently intends to operate this business until a sale is consummated, for purposes of this Management's Discussion and Analysis of Financial Condition and Results of Operations, the results of operations attributable to the Retail Home Center Operations have been excluded from all data that are reported as being from ongoing operations, including net sales, cost of products sold, selling, general and administrative expense and segment earnings.

RESULTS OF OPERATIONS

     The following tables set forth, for the periods indicated, (a) certain consolidated operating results, (b) the percentage change of certain of such results as compared to the prior comparable period, (c) the percentage which certain of such results bear to net sales and (d) the change of certain of such percentages (to net sales) as compared to the prior comparable period. The results of operations for the 39 weeks ended October 2, 1993 are not necessarily indicative of the results of operations to be expected for the full year.

                                                                                                          PERCENTAGE
                                                                                                      INCREASE (DECREASE)
                                         YEAR ENDED                    39 WEEKS ENDED          ---------------------------------
                                        DECEMBER 31,              ------------------------     1990      1991    SEPT. 26, 1992
                               ------------------------------     SEPT. 26,     OCTOBER 2,      TO        TO           TO
                                 1990        1991       1992        1992           1993        1991      1992    OCTOBER 2, 1993
                               --------     ------     ------     ---------     ----------     -----     -----   ---------------
                               (DOLLARS IN MILLIONS)
Net sales....................  $1,037.2     $917.0     $800.0      $ 617.2       $  575.8      (11.6)%   (12.8)%       (6.7)%
  Cost of products sold......     808.4      693.1      595.2        465.6          414.6       14.3      14.1         11.0
  Selling, general and
    administrative expense...     245.4      212.9      184.4        140.0          139.8       13.2      13.4          0.1
Operating earnings (loss)....     (16.6)      11.0       20.4         11.6           21.4      166.3      85.5         84.5
  Interest expense...........     (48.9)     (39.2)     (29.2)       (22.4)         (20.2)      19.8      25.5          9.8
  Interest and dividend
    income...................      15.1        8.8        4.4          3.6            2.4      (41.7)    (50.0)       (33.3)
  Net gain (loss) on
    investment and marketable
    securities...............     (10.0)       0.4        0.9          1.4            2.4
  Settlement of litigation...        --      (11.5)        --           --             --
  Loss on businesses sold or
    held for sale............        --      (15.2)     (14.5)       (12.5)         (20.3)
Loss from continuing
  operations
    before income taxes......     (60.4)     (45.7)     (18.0)       (18.3)         (14.3)
  Provision (credit) for
    income taxes.............     (19.0)     (11.0)       3.0          1.3           (1.5)
  Loss from continuing
    operations...............     (41.4)     (34.7)     (21.0)       (19.6)         (12.8)
  Loss from discontinued
    operations...............      (6.6)        --       (3.3)          --             --
  Extraordinary gain from
    debt retirements.........       9.9        7.6        0.1          0.1             --
  Cumulative effect of an
    accounting change........        --         --         --           --           (2.1)
      Net loss...............     (38.1)     (27.1)     (24.2)       (19.5)         (14.9)

                                                 PERCENTAGE OF NET SALES
                               -----------------------------------------------------------
                                                                                                     CHANGE IN PERCENTAGE
                                         YEAR ENDED                    39 WEEKS ENDED          ---------------------------------
                                        DECEMBER 31,              ------------------------     1990      1991    SEPT. 26, 1992
                               ------------------------------     SEPT. 26,     OCTOBER 2,      TO        TO           TO
                                 1990        1991       1992        1992           1993        1991      1992    OCTOBER 2, 1993
                               --------     ------     ------     ---------     ----------     -----     -----   ---------------
Net sales....................     100.0%     100.0%     100.0%       100.0%         100.0%        --%       --%          --%
  Cost of products sold......      77.9       75.6       74.4         75.5           72.0        2.3       1.2          3.5
  Selling, general and
    administrative expense...      23.7       23.2       23.0         22.7           24.3        0.5       0.2         (1.6)
Operating earnings (loss)....      (1.6)       1.2        2.6          1.8            3.7        2.8       1.4          1.9

     The following table presents the unaudited net sales for the Company's principal product groups for the three years ended December 31, 1992, and the 39 weeks ended Sept. 26, 1992 and October 2, 1993, and the percentage change of such results as compared to the prior comparable period. The results of operations for the 39 weeks ended October 2, 1993 are not necessarily indicative of the results of operations to be expected for the full year.

                                                                                                          PERCENTAGE
                                                                                                      INCREASE (DECREASE)
                                         YEAR ENDED                    39 WEEKS ENDED          ---------------------------------
                                        DECEMBER 31,              ------------------------     1990      1991    SEPT. 26, 1992
                               ------------------------------     SEPT. 26,     OCTOBER 2,      TO        TO           TO
                                 1990        1991       1992        1992           1993        1991      1992    OCTOBER 2, 1993
                               --------     ------     ------     ---------     ----------     -----     -----   ---------------
                               (DOLLARS IN MILLIONS)
Net sales:
  Residential Building
    Products.................  $  268.9     $241.5     $249.2      $ 182.2        $191.6       (10.2)%     3.2%          5.2%
  Air Conditioning and
    Heating Products.........     198.3      221.1      237.0        178.4         204.0        11.5       7.2          14.4
  Plumbing Products..........     123.5      112.7      126.1         92.3          97.0        (8.7)     11.9           5.1
                               --------     ------     ------      -------        ------       -----     -----         -----
Net sales from ongoing
  operations.................     590.7      575.3      612.3        452.9         492.6        (2.6)      6.4           8.8
  Businesses sold or held for
    sale and other...........     446.5      341.7      187.7        164.3          83.2       (23.5)    (45.1)        (49.4)
                               --------     ------     ------      -------        ------       -----     -----         -----
          Total..............  $1,037.2     $917.0     $800.0      $ 617.2        $575.8       (11.6)%   (12.8)%        (6.7)%
                               ========     ======     ======      =======        ======       =====     =====         =====


39 WEEKS ENDED OCTOBER 2, 1993 AS COMPARED TO THE 39 WEEKS ENDED SEPTEMBER 26, 1992

     Net sales from ongoing operations increased approximately $39,655,000, or approximately 8.8%, in 1993 as compared to 1992. Total net sales decreased approximately $41,435,000, or approximately 6.7%, in 1993 as compared to 1992 as a result of businesses sold in 1992, partially offset by the following factors. Net sales from ongoing operations increased principally as a result of increased sales volume of residential air conditioning and heating products (in part, as a result of the addition of certain distributors) and increased shipments of new and replacement air conditioning and heating products to manufactured housing customers by the Air Conditioning and Heating Products Group. To a lesser extent, increased sales levels in the Residential Building Products Group and increased sales levels of bathroom fixtures (principally vitreous china products) by the Plumbing Products Group were also a factor.

     Cost of products sold from ongoing operations as a percentage of net sales from ongoing operations decreased from approximately 73.2% in 1992 to approximately 71.5% in 1993. Total cost of products sold as a percentage of total net sales decreased from approximately 75.5% in 1992 to approximately 72.0% in 1993 as a result of the effect of businesses sold in 1992, which was partially offset by the effect of increases in cost of products sold as a percentage of net sales at Dixieline and the following factors. The decrease in cost of products sold as a percentage of net sales from ongoing operations primarily was attributable to increased sales levels in the Plumbing Products Group, the Residential Building Products Group and, principally in the third quarter and to a lesser extent, the Air Conditioning and Heating Products Group, in each case without a proportionate increase in costs, in part, due to the Company's ongoing cost control efforts.

     Selling, general, and administrative expense, as a percentage of net sales from ongoing operations increased from approximately 23.4% in 1992 to approximately 24.2% in 1993. Total selling, general and administrative expense, as a percentage of total net sales increased from approximately 22.7% in 1992 to approximately 24.3% in 1993. The increase in the percentage of net sales from ongoing operations in 1993 was principally due to the effect of third quarter 1993 pre-tax losses of approximately $1,600,000 as a result of the sale in October 1993 of certain real property and $700,000 in connection with the consolidation of certain manufacturing facilities by the Company's Residential Building Products Group and, to a lesser extent, increased expense levels in the Plumbing Products Group. The increase in the percentage of net sales from ongoing operations was partially offset by the effect of increased sales volume of residential and manufactured housing air conditioning and heating products by the Air Conditioning and Heating Products Group, without proportionate increases in expense.

     Segment earnings from ongoing operations were approximately $34,085,000 for 1993 as compared to approximately $24,828,000 for 1992. Total segment earnings were approximately $33,882,000 for 1993, as compared to approximately $20,690,000 for 1992 as a result of the effect of changes in the operating results of

Dixieline and a business sold in 1992 and the following factors. Total segment earnings are operating earnings (loss) plus corporate and other expenses not directly attributable to the Company's operating activities. The increase in segment earnings from ongoing operations principally was due to the increased sales level in the Plumbing Products Group, without a proportionate increase in cost, in part due to the Company's ongoing cost control efforts, and increased sales volume of residential and manufactured housing air conditioning and heating products by the Air Conditioning and Heating Products Group, without a proportionate increase in expense. To a lesser extent, the increased sales level in the Residential Building Products Group, without a proportionate increase in cost, was also a factor. The increase in segment earnings from ongoing operations was partially offset by the effect of third quarter 1993 pre-tax losses of approximately $1,600,000 and $700,000 described above.


     Foreign segment earnings, consisting primarily of the results of operations of the Company's Canadian subsidiary which manufactures built-in ventilating products, declined to 12% of total segment earnings from ongoing operations in the first 39 weeks of 1993 from 18% of such earnings in the first 39 weeks of 1992. This decline was primarily due to a 47% increase in domestic segment earnings from ongoing operations in the 1993 period, as well as a small decrease in foreign segment earnings in the 1993 period. The decrease in foreign segment earnings was primarily the result of a sales decrease in the Company's Canadian operations due to continued weakness in the residential construction market in Canada.



     The operating loss from the Company's Retail Home Center Operations increased by approximately $100,000 to a loss of $300,000 in the first 39 weeks of 1993. Although the Company's Retail Home Center Operations had an increase in net sales of approximately $11,500,000, or 16.0%, in the 1993 period to approximately $83,200,000 from approximately $71,700,000 in the first 39 weeks of 1992, weakness in the San Diego area residential construction market and increased competition continued to affect results adversely.



     Operating earnings in 1993 increased approximately $9,800,000, or approximately 84.5%, as compared to 1992, primarily as a result of the factors discussed above and include the results of Dixieline and a business sold in 1992.


     Interest expense decreased approximately $2,200,000, or approximately 9.8%, in 1993, as compared to 1992, principally as a result of purchases, at a discount, in open market and negotiated transactions of the Company's debentures and notes in 1992 and the payment of current maturities of long-term debt.

     Interest income decreased approximately $1,200,000, or approximately 33.3%, in 1993, as compared to 1992, principally due to lower average invested balances of short-term investments and marketable securities (in part, due to a reduction in indebtedness), and lower yields earned on investment and marketable securities.

     The net gain on investment and marketable securities was approximately $2,350,000 for 1993, as compared to approximately $1,400,000 for 1992.

     The pre-tax loss on businesses sold or held for sale of approximately $20,300,000 in 1993 and approximately $12,500,000 in 1992 resulted in the approximately $14,300,000 loss before income tax credit in 1993 and was the primary reason for the approximately $18,300,000 loss before provision for income taxes in 1992. The pre-tax loss on businesses sold or held for sale in the 1993 period resulted from the Company's decision to sell its Dixieline subsidiary (through which the Company conducts its Retail Home Center Operations) and therefore to reduce the Company's net investment in Dixieline to estimated net realizable value. See Note 16B of Notes to Consolidated Financial Statements.

     The income tax credit was approximately $1,500,000 for 1993, as compared to a provision for income taxes of approximately $1,300,000 for 1992. The income tax rates differed from the United States federal statutory rate of 34% in 1993 as a result of the effect of an increase in income tax valuation reserves and, in the 1992 period, principally as a result of certain nondeductible costs associated with a business sold and unrecorded income tax credits relating to capital loss carryforwards since the income tax benefits attributable thereto may not be realized. See Note 16H of Notes to Consolidated Financial Statements.

     The charge to operations in 1993 from the cumulative effect of an accounting change of approximately $2,100,000 resulted from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106. See Note 16D of Notes to Consolidated Financial Statements.

YEAR ENDED DECEMBER 31, 1992 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1991

     Net sales from ongoing operations increased approximately $36,982,000, or approximately 6.4%, in 1992 as compared to 1991. Total net sales decreased approximately $117,070,000, or approximately 12.8%, in 1992 as compared to 1991 due to businesses sold in 1991 and 1992 partially offset by the following factors. Net sales from ongoing operations increased principally as a result of increased sales volume of residential air conditioning and heating products by the Air Conditioning and Heating Products Group, increased sales prices and sales volume of bathroom fixtures by the Plumbing Products Group. To a lesser extent, increased sales levels in the Residential Building Products Group were also a factor.

     Cost of products sold as a percentage of net sales from ongoing operations decreased slightly from approximately 72.7% in 1991 to approximately 72.5% in 1992. Total cost of products sold as a percentage of total net sales decreased from approximately 75.6% in 1991 to approximately 74.4% in 1992. This differential is attributable to the fact that the businesses sold by the Company during this period operated at higher cost levels than the Company's other product groups. The decrease in cost of products sold as a percentage of net sales from ongoing operations in 1992 was primarily attributable to increased sales levels of residential air conditioning and heating products by the Air Conditioning and Heating Products Group, and increased sales levels by the Plumbing Products and Residential Building Products Groups, in each case without a proportionate increase in cost. This decrease in the percentage was partially offset by increased costs on slightly lower sales in commercial and industrial air conditioning and heating products by the Air Conditioning and Heating Products Group.

     Selling, general and administrative expense as a percentage of net sales from ongoing operations decreased from approximately 24.7% in 1991 to approximately 23.3% in 1992. Total selling, general and administrative expense as a percentage of total net sales decreased from approximately 23.2% in 1991 to approximately 23.0% in 1992. This differential is attributable to the fact that the businesses sold by the Company during this period operated at lower expense levels than the Company's other product groups. The decrease in the percentage of net sales from ongoing operations in 1992 was principally due to increased sales of bathroom fixtures by the Plumbing Products Group, without a proportionate increase in expense. A reduction in the level of expense in the Residential Building Products Group also contributed to the decrease in the percentage. Net settlements of litigation and related expenses of approximately $700,000 in 1992 as compared to approximately $2,300,000 in 1991 were also factors.

     Segment earnings from ongoing operations were approximately $37,655,000 for 1992 and approximately $27,595,000 for 1991. Total segment earnings were approximately $32,659,000 for 1992 as compared to approximately $23,847,000 in 1991. The increase in total segment earnings is primarily a result of the factors that follow partially offset by the effect of businesses sold. The increase in segment earnings from ongoing operations was due principally to reduced expense levels in the Residential Building Products Group and increased sales levels of residential air conditioning and heating products by the Air Conditioning and Heating Products Group. To a lesser extent, increased sales levels of plumbing products by the Plumbing Products Group contributed to the increase in segment earnings from ongoing operations. A decline in 1992 in the amount of net settlements of litigation and related expenses was also a factor in the increase in segment earnings from ongoing operations in 1992. These increases in segment earnings from ongoing operations were partially offset by slightly lower earnings attributable to commercial and industrial air conditioning and heating products by the Air Conditioning and Heating Products Group resulting from a slight decrease in net sales of such products, without a proportionate decrease in costs.


     Foreign segment earnings declined to 16% of total segment earnings from ongoing operations in 1992 from 30% of such earnings in 1991. This decline was primarily due to a 64% increase in domestic segment earnings from ongoing operations in 1992, as well as a 27% decrease in foreign segment earnings in 1992. The decrease in foreign segment earnings was due primarily to a sales decrease in the Company's Canadian operations resulting from weakness in the residential construction market in Canada.

     The operating loss from the Company's Retail Home Center Operations increased by approximately $500,000 to a loss of $1,100,000 in 1992. The increased loss resulted primarily from a decline in net sales of approximately $9,700,000, or 9.3%, to approximately $94,800,000 in 1992 from approximately $104,500,000 in 1991. Weakness in the San Diego area residential construction market and increased competition were primarily responsible for the lower sales and increased loss.



     Operating earnings in 1992 increased approximately $9,421,000 from 1991, primarily as a result of the factors discussed above for segment earnings from ongoing operations, partially offset by an increase in the operating loss of businesses sold to the date of sale. Lower unallocated corporate expenses were also a factor.


     Interest expense decreased approximately $9,952,000, or approximately 25.5%, in 1992, as compared to 1991, principally as a result of purchases, at a discount, in open market and negotiated transactions of the Company's debentures and notes in 1992 and 1991, payment of current maturities of long-term debt and a reduction in net short-term borrowings.

     Interest income decreased approximately $4,323,000, or approximately 50%, in 1992, as compared to 1991, principally due to lower average invested balances of short-term investments and marketable securities (in part, due to a reduction in indebtedness), and significantly lower yields earned on investments and marketable securities.

     The net gain on investment and marketable securities was approximately $850,000 for 1992, as compared to approximately $400,000 in 1991. The gain on investment and marketable securities for 1991 was net of a loss of approximately $1,600,000 on the sale of the Company's investment in Stanley Interiors Corporation preferred stock.

     The pre-tax loss on businesses sold of approximately $14,500,000 in 1992 was the primary factor in the approximately $18,000,000 loss from continuing operations before provision for income taxes in 1992. The approximately $15,200,000 pre-tax loss on businesses sold and the approximately $11,500,000 loss on settlement of litigation in 1991 were significant factors in the approximately $45,700,000 loss from continuing operations before income tax credit in 1991.

     The provision for income taxes from continuing operations was approximately $3,000,000 for 1992 as compared to an approximately $11,000,000 income tax credit in 1991. The provision for income taxes as a percentage of the pre-tax loss from continuing operations was approximately 16.7% for 1992 compared to an income tax credit of approximately 24.1% for 1991. The income tax rate differed from the U.S. Federal statutory rate of 34% for both years as a result of the effect of certain nondeductible costs associated with businesses sold (approximately $2,827,000 in 1992 and approximately $968,000 in 1991), higher foreign income tax on foreign source income (approximately $1,127,000 in 1992 and approximately $2,728,000 in 1991), a limited amount of state income tax benefits recorded (since the income tax benefits attributable to operating losses for state income tax purposes may not be realized), nondeductible amortization expense (for tax purposes), and in 1992 approximately $3,990,000 of unrecorded income tax credits relating to capital loss carryforwards.

     Results of discontinued operations in 1992 included a pre-tax gain of $1,474,000 (approximately $900,000 after-tax) which was attributable to the exchange of securities resulting from the settlement of derivative litigation. See Note 8 of Notes to Consolidated Financial Statements. During 1992, results of discontinued operations also included pre-tax valuation reserves of approximately $1,400,000 recorded in the third quarter and approximately $5,000,000 recorded in the fourth quarter. The Company remains contingently liable under approximately $7,100,000 of obligations under Industrial Revenue Bond ("IRB's") agreements, plus unpaid interest, relating to facilities of a previously discontinued business. This discontinued business defaulted on certain principal and interest payments related to these IRB's during 1992 and, in February 1993, filed for protection under federal bankruptcy laws. The Company continues to vigorously pursue all available remedies to minimize any liability that may ultimately result from the outcome of this matter. The Company believes that the resolution of this matter, after giving consideration to amounts previously provided, will not have a material adverse effect on the financial position or results of operations of the Company. See Notes 8 and 11 of Notes to Consolidated Financial Statements. Results of discontinued operations in 1991 included other income and expense items relating to businesses discontinued in prior years, including a pre-tax gain of approximately $700,000 as a result of proceeds from the settlement of certain litigation.

     Extraordinary gain from debt retirements decreased approximately $7,500,000 in 1992 as compared to 1991.

YEAR ENDED DECEMBER 31, 1991 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1990

     Net sales from ongoing operations decreased approximately $15,336,000, or approximately 2.6%, in 1991 as compared to 1990. Total net sales decreased approximately $120,190,000, or approximately 11.6%, for 1991 as compared to 1990 as a result of businesses sold in 1991, lower sales levels of products to recreational vehicle customers due to closures of plants used by the Company in late 1990 to service this market and from the following factors. Net sales from ongoing operations decreased principally as a result of lower sales levels of built-in ventilating products by the Residential Building Products Group and lower sales levels of bathroom fixtures and vanities by the Plumbing Products Group (reflecting changes in product mix and lower sales prices and sales volume). The decrease in net sales from ongoing operations was partially offset by a substantial increase in sales levels of residential air conditioning and heating products by the Air Conditioning and Heating Products Group. Lower sales levels in most of the Company's businesses reflected, in part, the effects of the general slowdown in the United States economy, particularly in the home building industry.

     Cost of products sold as a percentage of net sales from ongoing operations decreased from approximately 74.4% in 1990 to approximately 72.7% in 1991. Total cost of products sold as a percentage of total net sales decreased from approximately 77.9% in 1990 to approximately 75.6% in 1991. This differential is attributable to the fact that the businesses sold by the Company during this period operated at higher relative cost levels than the Company's other product groups. The decrease in cost of products sold as a percentage of net sales from ongoing operations in 1991 was primarily attributable to increased sales levels in residential, commercial and industrial air conditioning and heating products without a proportionate increase in costs by the Air Conditioning and Heating Products Group, and lower sales levels of bathroom fixtures in the Plumbing Products Group (all of which have a higher relative cost level than the Company's other product groups). The effect of the write-off of approximately $3,055,000 of certain goodwill in 1990 was also a factor in the decrease in 1991 in total cost of products sold as a percentage of total net sales.

     Selling, general and administrative expense as a percentage of net sales from ongoing operations, decreased from approximately 28.0% in 1990 to approximately 24.7% in 1991. Total selling, general and administrative expense as a percentage of total net sales decreased from approximately 23.7% in 1990 to approximately 23.2% in 1991. The effect of the approximately $9,500,000 payment to the former Chairman in 1990 in connection with his retirement and settlement of the Company's obligations under his employment agreement and other matters was the principal factor in the decrease in selling, general and administrative expense as a percentage of net sales from ongoing operations. The decrease was also due to increased sales levels, without a proportionate increase in expense, of residential air conditioning and heating products serving the site-built and manufactured housing markets by the Air Conditioning and Heating Products Group, a reduction in expenses of wireless infrared security devices by the Residential Building Products Group and, to a lesser extent, a decline in expense levels in the Plumbing Products Group. A decrease in expense incurred in connection with various litigation matters from approximately $3,700,000 in 1990 to approximately $2,300,000 in 1991 also contributed slightly to the change in the percentage.


     Segment earnings from ongoing operations were approximately $27,595,000 for 1991 and approximately $11,463,000 for 1990. Total segment earnings were approximately $23,847,000 for 1991 as compared to approximately $9,517,000 for 1990. The increase in total segment earnings primarily was due to the effect of businesses sold, lower expense as a result of the closures by the Company in late 1990 of its plants that had been used to service the recreational vehicle market, the write-off of approximately $3,055,000 of goodwill in 1990 which principally was due to the Company's determination that such goodwill had no continuing value and the following factors. The increase in segment earnings from ongoing operations principally was due to increased sales levels and lower cost and expense levels of air conditioning and heating products serving the residential and manufactured housing industries and increased sales levels without a proportionate increase in cost in commercial and industrial air conditioning products by the Air Conditioning and Heating Products Group. To a lesser extent, lower expense and cost levels of bathroom fixtures in the Plumbing Products Group and the write-off of approximately $1,550,000 of intangible assets in 1990 which was due to the Company's determination that such intangible assets had no continuing value and decreased expenses of wireless infrared security devices sold by the Residential Building Products Group also contributed to the increase. These increases were partially offset by net settlements of certain litigation and related expense of approximately $2,300,000 in 1991, as compared to approximately $1,000,000 in 1990.



     Foreign segment earnings declined to 30% of total segment earnings from ongoing operations in 1991 from 71% of such earnings in 1990. This decline was primarily due to a 366% increase in domestic segment earnings from ongoing operations.



     Operating earnings from the Company's Retail Home Center Operations decreased by approximately $3,600,000 to a loss of $600,000 in 1991. The loss resulted primarily from a decline in net sales of approximately $31,500,000, or 23.2%, to approximately $104,500,000 in 1991 from approximately $136,000,000 in 1990. Weakness in the San Diego area residential construction market and increased competition were primarily responsible for the lower net sales and resulting loss.



     Operating earnings in 1991 increased approximately $27,527,000 from a loss in 1990, primarily as a result of the factors discussed above for segment earnings from ongoing operations, partially offset by the effect of operating losses of businesses sold to the date of sale in 1991 (as compared to operating earnings in 1990), and also includes the effect of an expense in 1990 relating to the $9,500,000 payment to the former Chairman of the Company, the write-off of approximately $3,055,000 of goodwill and $1,550,000 of intangible assets which principally was due to the Company's determination that such assets had no continuing value, and an approximately $2,700,000 reduction in non-segment expense in connection with various litigation matters.


     Interest expense decreased approximately $9,765,000, or approximately 19.8%, in 1991 as compared to 1990, principally as a result of purchases, at a discount, in open market and negotiated transactions of the Company's debentures and notes in 1991 and 1990, payment of current maturities of long-term debt, a reduction in short-term borrowings, and the payment of subsidiary bank indebtedness with the net proceeds from the sale of businesses.

     Interest and dividend income decreased approximately $6,342,000, or approximately 41.7%, from 1990 to 1991, principally due to lower average invested balances of short-term investments and marketable securities (in part, due to a reduction in indebtedness), and significantly lower yields earned on investment and marketable securities, in part, as a result of a shift from high yield securities in 1990 to more liquid, higher grade investments in 1991.

     The net gain on investment and marketable securities changed from a loss of approximately $10,000,000 in 1990 to a gain of approximately $400,000 in 1991. This change resulted from a shift from high yield securities to more liquid, higher grade investments. Market declines in the prices of high yield bonds during 1990 resulted in substantial investment losses. The gain on investment and marketable securities for 1991 is net of a loss of approximately $1,600,000 on the sale of the Company's investment in Stanley Interiors Corporation preferred stock.

     The approximately $15,200,000 pre-tax loss on businesses sold and the $11,500,000 loss on settlement of litigation in 1991 were significant factors in the approximate $45,700,000 loss from continuing operations before income tax credit in 1991.

     The income tax credit decreased approximately $7,950,000 as compared to 1990. The income tax credit as a percentage of the pre-tax loss was approximately 24.1% for 1991 and approximately 31.4% for 1990. The rate differed from the United States Federal statutory rate of 34.0% for both years as a result of the effect of foreign source deemed income in 1991, the effect of certain nondeductible costs in 1991 associated with the approximately $15,200,000 loss on businesses sold, higher foreign income tax rates on foreign source income in both years, the effect of a limited amount of state income tax benefits recorded in both years (since the income tax benefits attributable to operating losses for state income tax purposes may not be realized), the effect of nondeductible amortization expense (for tax purposes) and in 1990 the effect of approximately $2,400,000 of unrecognized income tax credits relating to 1989 losses being realized for tax purposes.

     Earnings from discontinued operations were essentially zero, as compared to a loss of approximately $6,600,000 in 1990. Results of discontinued operations in 1991 and 1990 included other income and expense items relating to businesses discontinued in prior years, including a pre-tax gain of approximately $700,000 as a result of proceeds from the settlement of certain litigation in 1991. Results of discontinued operations for 1990 also reflect (i) a net after-tax charge of approximately $8,700,000 from the discontinuance of a product line and reserves established to reduce the carrying value of certain assets of discontinued operations to estimated net realizable value, (ii) after-tax income of approximately $2,200,000 resulting from the cash collection and settlement of amounts owed to the Company relating to certain businesses previously discontinued and (iii) approximately $1,000,000 of net after-tax income which was deferred in 1989 in connection with the sale of Monogram Industries, Inc. ("Monogram") as a result of the collection in June 1990 of the $14,000,000 note due from the purchaser of Monogram, a company controlled by the Company's former Chairman. See Note 11 of Notes to Consolidated Financial Statements.

     Extraordinary gain from debt retirements decreased approximately $2,300,000 in 1991 as compared to 1990 as a result of differences in the amount of discount and principal amount of purchases in open market and negotiated transactions of debentures and notes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity in 1991, 1992 and 1993 have been funds provided by subsidiary operations, unrestricted investments and marketable securities, net proceeds from businesses sold or discontinued and in 1991 net United States federal income tax refunds. The Company's Canadian subsidiary, Broan Limited, has a $20,100,000 Canadian (approximately $15,000,000 U.S. at exchange rates prevailing at October 2, 1993) secured line of credit, of which approximately $14,800,000 Canadian (approximately $11,100,000 U.S. at exchange rates prevailing at October 2, 1993) is available to the Company (the "Line of Credit"). The Line of Credit prohibits dividends or other distributions to the Company from Broan Limited in excess of $14,800,000 Canadian (approximately $11,100,000 U.S. at exchange rates prevailing at October 2, 1993). Borrowings under the Line of Credit are available for working capital and other general corporate purposes. The Line of Credit contains covenants requiring Broan Limited to maintain (i) a ratio of earnings before interest and taxes to interest of at least 2 to 1, (ii) a working capital ratio of at least 1.5 to 1 and (iii) a debt to equity ratio of no higher than 3 to 1; the Line of Credit also limits the annual amount of capital expenditures which Broan Limited may make to $500,000 Canadian (approximately $375,000 U.S. at exchange rates prevailing at October 2, 1993). Broan Limited pays a commitment fee of .25% per annum on the unutilized portion of the Line of Credit payable monthly on a pro rata basis, and the Line of Credit is subject to review by the lender in April 1994. As of January 19, 1994, there were $5,800,000 U.S. in outstanding borrowings under the Line of Credit, all of the proceeds of which borrowings were advanced to the Company.

     Unrestricted cash and investments were $60,507,000 at October 2, 1993. On January 14, 1993, the Company used approximately $23,100,000 to redeem and pay accrued interest on the then outstanding $22,600,000 principal amount of its 11 1/2% Senior Subordinated Debentures. The Company intends to use substantially all of the net proceeds from the offering of the Notes to redeem, and pay accrued interest and a redemption premium on, certain other indebtedness, and to replace the working capital it used to effect the redemption of its 11 1/2% Senior Subordinated Debentures. After giving pro forma effect to the Refinancing, the Company believes that its liquidity will be improved as a result of the lengthening of the average maturities of its funded debt and a reduction in borrowing costs. See "Use of Proceeds."

     The Company believes cash flow from subsidiary operations, unrestricted cash and marketable securities and borrowings under the Line of Credit or under new credit facilities or arrangements which may be entered into will provide sufficient liquidity to meet the Company's working capital, capital expenditure, debt service and other ongoing business needs through, at least, 1994. Capital expenditures were approximately $8,800,000 in 1992, and are expected to be between approximately $11,000,000 and approximately $12,000,000 in 1993. The Indenture contains restrictions on the incurrence by the Company and its subsidiaries of additional indebtedness. See "Description of the Notes."

     The Company's earnings from continuing operations before income taxes and interest expense have been insufficient to cover fixed charges subsequent to 1988. The Company has been able to meet its fixed charges during this period principally from existing cash and marketable securities and net proceeds from businesses sold. Excluding the results of businesses sold or held for sale, the Company had earnings before income taxes and interest expense for the year ended December 31, 1992 and for the first 39 weeks of 1993 sufficient to cover fixed charges in each such period. The Company currently expects to be able to cover its fixed charges, including interest payments on the Notes, for the forseeable future without needing to sell businesses. However, there can be no assurance that the Company will achieve a level of earnings before fixed charges that is sufficient to cover its fixed charges in the future. If the Company's earnings before fixed charges are insufficient to cover fixed charges, the Company may be required to dispose of assets or operations in order to pay its debt obligations. If such dispositions occur, there can be no assurance that the proceeds realized by the Company will be adequate to meet its obligations then due.

     The Company's investment in marketable securities at December 31, 1992 and October 2, 1993 consisted primarily of investments in United States Treasury securities. At October 2, 1993, approximately $6,687,000 of the Company's cash and investments were pledged as collateral with an insurance company and were classified as restricted in current assets in the Company's unaudited consolidated balance sheet. At October 2, 1993, approximately $1,625,000 of subsidiary cash and investments were classified as restricted in other assets in the Company's unaudited consolidated balance sheet. During 1992, approximately $13,400,000 of restricted investments became available for the Company's unrestricted use, principally from a reduction in the amount of collateral required for insurance obligations and the release of approximately $8,500,000, principally as a result of the settlement of certain litigation. See Note 8 of Notes to Consolidated Financial Statements.

     In the first 39 weeks of 1993, approximately $4,787,000 of cash was utilized by the Company and its subsidiaries to pay indebtedness, including purchases, at a slight discount, in open market transactions of approximately $1,202,000 principal amount of the Company's debentures. In 1992, approximately $23,188,000 of cash was utilized by the Company and its subsidiaries to pay indebtedness (net of borrowings), including purchases, at a slight discount, in open market transactions of $22,348,000 principal amount of the Company's debentures.

     At October 2, the Company remains contingently liable under approximately $7,100,000 of obligations under Industrial Revenue Bond ("IRB's") agreements, plus unpaid interest, relating to facilities of a previously owned subsidiary. This former subsidiary defaulted on certain principal and interest payments related to these IRB's during 1992 and, in February 1993, filed for protection under federal bankruptcy laws. The Company continues to vigorously pursue all available remedies to minimize any liability that may ultimately result from the outcome of this matter. The Company believes that the resolution of this matter, after giving consideration to amounts previously provided, will not have a material adverse effect on the financial position or results of operations of the Company. See Notes 8 and 16E of Notes to Consolidated Financial Statements.

     In the first 39 weeks of 1993, the Company adopted the accounting requirements of SFAS No. 106 for post-retirement health care and related benefits and recorded the accumulated post-retirement benefit obligation of approximately $2,100,000, after an income tax credit of approximately $1,000,000 ($.17 per share, net of tax) as the cumulative effect of an accounting change. Previously, such health care and related benefits for qualified and retired beneficiaries were charged to operating results in the period that such benefits were paid. Approximately $950,000 of the accumulated post-retirement benefit obligation is expected to be paid during 1993 as a result of certain plan modifications. See Notes 7 and 16D of Notes to Consolidated Financial Statements.

     The Company has decided to sell its Dixieline subsidiary through which the Company conducts its Retail Home Center Operations, and recorded a pre-tax valuation reserve of $20.3 million ($14.9 million after-tax) in the third quarter of 1993 to reduce the Company's net investment in such business to estimated net realizable value. The Company is in preliminary discussions with a potential purchaser of these operations; however, no agreement has yet been reached, and there can be no assurance that any transaction will be consummated. The Company has reflected Dixieline's current assets, non-current assets, current liabilities and long-term mortgage notes payable separately in its consolidated balance sheets. See Note 16B of Notes to Consolidated Financial Statements.

     In July 1992, derivative litigation against the Company and its directors challenging the transactions involving the retirement in 1990 of the Company's former Chairman was settled. In connection with the settlement, the Company exchanged $5,250,000 principal amount of Monogram 11% Subordinated Notes due

December 31, 1995 held by the Company for $4,050,000 principal amount of the Company's 13 1/2% Senior Subordinated Debentures due June 15, 1997 held by Monogram.

     The Company's working capital and current ratio decreased from approximately $132,587,000 and approximately 1.9:1, respectively, at December 31, 1992 to approximately $119,687,000 and approximately 1.6:1, respectively, at October 2, 1993. These decreases include the effect of the change in the method of accounting for income taxes, pursuant to SFAS 109, adopted in the first 26 weeks of 1993. See Note 16H of Notes to Consolidated Financial Statements. Disregarding the effect of SFAS 109 working capital decreased approximately $16,502,000, or approximately 12.4%, from December 31, 1992 to October 2, 1993.

     The Company's working capital decreased from approximately $139,657,000 to approximately $132,587,000 between December 31, 1991 and December 31, 1992 (the current ratio remained at approximately 1.9:1 from December 31, 1991 to December 31, 1992). The decrease in working capital reflected the sale of the Company's former L. J. Smith subsidiary ("L.J. Smith") in the first quarter of 1992 and its former Bend Millwork subsidiary ("Bend") in the third quarter of 1992. Disregarding the effect of the sale of L. J. Smith and Bend, working capital decreased approximately $21,947,000, or approximately 14.2% from December 31, 1991 to December 31, 1992.

     Accounts receivable, including those of Dixieline, increased approximately $21,824,000, or approximately 26.1%, between December 31, 1992 and October 2, 1993, principally as a result of increased sales volume, in part, due to seasonal factors affecting the Air Conditioning and Heating Products Group. Accounts receivable, including those of Dixieline, decreased approximately $5,662,000, or approximately 6.3%, between December 31, 1991 and December 31, 1992, while net sales decreased approximately 11.4% in the fourth quarter of 1992 as compared to the fourth quarter of 1991. Disregarding the effect of the sale of L. J. Smith and Bend, accounts receivable, including those of Dixieline, increased approximately $3,818,000, or approximately 4.8%, during this period, while net sales increased approximately 8.5% in the fourth quarter of 1992 as compared to the fourth quarter of 1991. The rate of change in accounts receivable in certain periods may be different than the rate of change in sales in such periods principally due to the timing of sales. Significant sales near the end of any period generally result in significant amounts of accounts receivable on the date of the balance sheet at the end of such period. In recent periods, the Company has not experienced any significant changes in credit terms, collection efforts, credit utilization or delinquency.

     Inventories, including those of Dixieline, increased approximately $11,914,000, or approximately 13.6%, between December 31, 1992 and October 2, 1993. Disregarding the effect of SFAS 109, inventories increased approximately $6,567,000, or approximately 7.1%, reflecting an increase in sales volume, in part, due to seasonal factors. Inventories, including those of Dixieline, decreased $16,891,000, or approximately 16.2%, between December 31, 1991 and December 31, 1992. Disregarding the effect of the sale of L. J. Smith and Bend, inventories, including those of Dixieline, increased approximately $2,562,000, or approximately 3.0%, during this period.

     Unrestricted cash and investments increased approximately $26,888,000 from December 31, 1992 to October 2, 1993, principally as a result of cash provided
(used) by the following:

                                                                          CONDENSED
                                                                         CONSOLIDATED
                                                                          CASH FLOWS
                                                                         ------------
        Operating Activities --
          Cash flows from operations, net..............................  $ 13,949,000
          Increase in accounts receivable, net.........................   (21,872,000)
          Increase in inventories......................................    (6,567,000)
          Increase in accounts payable.................................     3,202,000
          Change in accrued expenses, taxes, prepaids, other assets,
             liabilities, and other, net...............................    12,480,000
        Investing Activities --
          Net cash payments relating to businesses sold or
             discontinued..............................................    (2,420,000)
          Proceeds from the sale of investment and marketable
             securities, net of purchases..............................    42,498,000
          Capital expenditures.........................................    (7,227,000)
        Financing Activities --
          Payment of borrowings, including purchase of debentures......    (4,787,000)
        All other, net.................................................    (2,368,000)
                                                                         ------------
                                                                         $ 26,888,000
                                                                         ============


     Unrestricted cash and investments increased approximately $6,958,000 from December 31, 1991 to December 31, 1992, principally as a result of cash provided
(used) by the following:


                                                                          CONDENSED
                                                                         CONSOLIDATED
                                                                          CASH FLOWS
                                                                         ------------
        Operating Activities --
          Cash flows from operations, net..............................  $ 18,831,000
          Increase in accounts receivable, net.........................    (7,323,000)
          Increase in inventories......................................    (2,807,000)
          Increase in accruals and taxes...............................     3,398,000
        Investing Activities --
          Net cash proceeds from businesses sold or discontinued.......    38,813,000
          Decrease in restricted cash, investment and marketable
             securities................................................    13,030,000
          Purchase of investment and marketable securities, net of
             sales.....................................................   (22,391,000)
          Capital expenditures.........................................    (8,804,000)
        Financing Activities --
          Purchase of debentures and notes payable.....................   (21,693,000)
          Purchase of Company common and special common stock..........    (2,006,000)
          Other, net...................................................    (4,215,000)
        All other, net.................................................     2,125,000
                                                                         ------------
                                                                         $  6,958,000
                                                                         ============


     The Company's debt-to-equity ratio increased from approximately 1.6:1 at December 31, 1992 to approximately 1.8:1 at October 2, 1993, primarily as a result of the net loss of $14,900,000 in the first 39 weeks of 1993 which was partially offset by the decrease in total long-and short-term indebtedness of approximately $6,354,000 between December 31, 1992 and October 2, 1993. Between December 31, 1992 and December 31, 1991, total long-and short-term indebtedness declined approximately $28,678,000, principally as a result of the purchase, at a discount, in open market transactions of the Company's debentures and the exchange of $4,050,000 of debentures. See Note 8 of Notes to Consolidated Financial Statements. Stockholders' investment declined approximately $26,023,000 in this period, principally as a result of the net loss of approximately $24,200,000 and the purchase of common and special common stock for approximately $2,006,000.

     At October 2, 1993, the payment of cash dividends or stock payments was prohibited under the most restrictive of the Company's indentures and loan agreements.

     In 1992, the Company's total net sales to Sears Roebuck & Co. ("Sears") were approximately 3.7% of the Company's consolidated net sales (excluding the results of businesses sold). In January 1993, Sears announced plans to discontinue its catalog and related sales programs and close a number of unprofitable stores. As a result, sales to Sears declined to 2.4% of the Company's consolidated net sales in the first 39 weeks of 1993 as compared to 2.8% of the Company's consolidated net sales in the corresponding period of 1992.

     The Company's St. Louis, Missouri plant, which is part of the Company's Air Conditioning and Heating Products Group and manufactures products for the residential site-built and manufactured housing markets, experienced damage as a result of the flooding of the Mississippi River in July 1993. The plant was closed for several weeks, but returned to full operation in late August 1993. At October 2, 1993, the Company has accrued for estimated losses of $14,500,000 related to the flooding, has recorded a receivable of approximately $14,500,000 for casualty, property damage and business interruption insurance claims due from its insurance carrier and has recorded as a liability approximately $6,600,000 of cash advances received relating to such claims. Subsequent to October 2, 1993 the Company has received approximately $6,600,000 of additional cash advances from the insurance carrier. The Company believes that it has adequate insurance coverage and does not expect this event to have a material adverse effect on the Company's financial condition or results of operations. See Note 16L of Notes to Consolidated Financial Statements.

     The Company believes that its growth will be generated largely by internal growth in each of its product groups, augmented by strategic acquisitions. The Company regularly reviews potential acquisitions which would increase or expand the market penetration of, or otherwise complement, its current product lines, although there are no pending agreements or negotiations for any material acquisitions and the Company has made no material acquisitions since early 1988.

     The Company will realize an estimated net after-tax extraordinary loss of approximately $6,100,000 ($.48 per share) as a consequence of the redemption of certain of the Company's outstanding indebtedness as part of the Refinancing. The loss is expected to be recorded in the fourth quarter of 1993 and principally includes the effect of unamortized deferred debt expense and debt discounts and a redemption premium on certain of such indebtedness.

INFLATION, TRENDS AND GENERAL CONSIDERATIONS

     The Company's performance is dependent to a significant extent upon the levels of new residential construction, residential replacement and remodeling and non-residential construction, all of which are affected by such factors as interest rates, inflation and unemployment. In recent periods, the Company's product groups have operated in an environment of flat to declining levels of construction and remodeling activity, particularly new housing starts which decreased 43.8% between 1986 and 1991. New residential construction has made a modest recovery since 1991, although housing starts remain significantly below levels experienced in the mid-1980's. The Company's operations have been significantly affected by the difficult economic conditions, particularly in the Northeastern United States and California. However, the actions taken to reduce production costs and overhead levels and improve the efficiency and profitability of the Company's operations have enabled the Company to significantly increase operating earnings in a slow economy, as well as to position the Company for growth should there be a recovery in the Company's markets. In the near term, the Company expects to operate in an environment of relatively stable levels of construction and remodeling activity, without significant further declines or improvements in such levels.

     In recent periods, inflation has not had, and is not expected to have for the foreseeable future, a material effect on the Company's results of operations and financial condition.

                                    BUSINESS

GENERAL

     The Company is a diversified manufacturer of residential and commercial building products, operating within three principal product groups: the Residential Building Products Group; the Air Conditioning and Heating Products Group; and the Plumbing Products Group. Through these product groups, the Company manufactures and sells, primarily in the United States and Canada, a wide variety of products for the residential and commercial construction, manufactured housing, and the do-it-yourself and professional remodeling and renovation markets. In October 1993, the Company decided to sell its Retail Home Center Operations. The Company currently intends to operate this business until a sale is consummated.

     Beginning in the fourth quarter of 1990, in order to return the Company to profitability and position it for growth, the Company developed and implemented initiatives to (i) sell non-core or unprofitable businesses, (ii) reduce the costs and expenses of its retained businesses and (iii) significantly reduce indebtedness. Since December 31, 1990, the Company has disposed of eight businesses, which accounted for $310.5 million of net sales and operating losses of $2.0 million in 1990. The net cash proceeds received from disposed businesses were $74.3 million. These proceeds, together with cash on hand, were used to reduce indebtedness by $150.7 million, or 42.7%, between December 31, 1990 and October 2, 1993. In addition, a significant reduction in the Company's operating costs was the principal factor responsible for a substantial increase in EBITDA from operations from $27.4 million for the year ended December 31, 1990 to $51.0 million for the twelve months ended October 2, 1993.

     The Company's business strategy is to develop and maintain leading positions in selected product lines within the residential and commercial building products industry. To accomplish this strategy, the Company plans to continue to expand the market share of its product groups through new product development, product line extensions and selected acquisitions, and to improve margins on its products through technological innovation, product differentiation, cost efficiency, customer service and attention to quality. The Company has instituted a variety of programs to expand and strengthen its relationships with distributors, including providing on-line computer access to the Company's order entry and inventory systems for certain products. In recent years, the Company has also increased new product introductions in its manufacturing businesses with the objective of increasing product penetration with existing customers and expanding its customer base. In the period 1990 to 1992, the Company invested approximately $49 million in capital expenditures and implemented a variety of cost reduction activities and manufacturing process improvements, including the consolidation of manufacturing facilities and sales, marketing and administrative functions in each of its product groups. The Company has also introduced coordinated purchasing programs for certain services and materials used in its principal manufacturing operations, including freight, steel and other raw materials. These actions have resulted in increased production capacity, enhanced manufacturing efficiency and flexibility, reduced inventory and overhead levels and decreased unit costs for many of the Company's operating facilities.

     The Company's performance is dependent to a significant extent upon the levels of new residential construction, residential replacement and remodeling and non-residential construction, all of which are affected by such factors as interest rates, inflation and unemployment. In recent periods, the Company's product groups have operated in an environment of flat to declining levels of construction and remodeling activity, particularly new housing starts which decreased 43.8% between 1986 and 1991. New residential construction has made a modest recovery since 1991, although housing starts remain significantly below levels experienced in the mid-1980's. The Company's operations have been significantly affected by the difficult economic conditions, particularly in the Northeastern United States and California. However, the actions taken to reduce production costs and overhead levels and improve the efficiency and profitability of the Company's operations have enabled the Company to significantly increase operating earnings in a slow economy, as well as to position the Company for growth should there be a recovery in the Company's markets. In the near term, the Company expects to operate in an environment of relatively stable levels of construction and remodeling activity, without significant further declines or improvements in such levels.


     The following table presents certain residential and commercial construction industry statistics which, among other things, represent factors that the Company believes affect its operating performance:

                          SELECTED INDUSTRY STATISTICS

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------------------
                                       1986          1987         1988         1989         1990         1991         1992
                                     --------      --------     --------     --------     --------     --------     --------
Housing starts(1)..................   1,805.4       1,620.5      1,488.1      1,376.1      1,192.7      1,013.9      1,200.0
  Change from previous year........     --            (10.2)%       (8.2)%       (7.5)%      (13.3)%      (15.0)%       18.4%
Residential replacement and
  remodeling(2)....................  $ 95,300      $ 94,100     $101,100     $100,900     $106,800     $ 97,500     $103,700
  Change from previous year........     --             (1.3)%        7.4%        (0.2)%        5.8%        (8.7)%        6.4%
Manufactured housing
  shipments(3).....................     244.7         232.6        218.4        198.3        188.0        170.7        210.4
  Change from previous year........     --             (4.9)%       (6.1)%       (9.2)%       (5.2)%       (9.2)%       23.3%
Non-residential construction
  contracts(4).....................  $ 91,580      $ 98,770     $ 97,885     $106,071     $ 95,470     $ 86,255     $ 87,063
  Change from previous year........     --              7.9%        (0.9)%        8.4%       (10.0)%       (9.7)%        0.9%

- ---------------

(1) Source: Bureau of the Census (units in thousands)
(2) Source: Bureau of the Census (dollars in millions)
(3) Source: Manufactured Housing Institute (units in thousands)
(4) Source: F.W. Dodge/McGraw Hill (dollars in millions)




     The following table presents the unaudited consolidated net sales and operating earnings (loss) from ongoing operations for the Company's principal product groups for the five years ended December 31, 1992 and for the 39 weeks ended September 26, 1992 and October 2, 1993. The results of operations for the 39 weeks ended October 2, 1993 are not necessarily indicative of the results of operations to be expected for the full year. This table should be read in conjunction with the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of
Operations" appearing elsewhere herein.



                        NET SALES AND OPERATING EARNINGS



                                                                                                         39 WEEKS ENDED
                                                   FOR THE YEARS ENDED DECEMBER 31,                ---------------------------
                                       --------------------------------------------------------    SEPTEMBER 26,    OCTOBER 2,
                                         1988        1989        1990        1991        1992          1992            1993
                                       --------    --------    --------    --------    --------    -------------    ----------
                                                                        (DOLLARS IN MILLIONS)
Net sales:
  Residential Building Products....... $ 243.2     $ 278.0     $ 268.9      $241.5      $249.2        $ 182.2         $191.6
  Air Conditioning and Heating
    Products..........................   200.9       196.9       198.3       221.1       237.0          178.4          204.0
  Plumbing Products...................   133.4       141.7       123.5       112.7       126.1           92.3           97.0
                                       --------    --------    --------    --------    --------        ------       ----------
Net sales from ongoing operations.....   577.5       616.6       590.7       575.3       612.3          452.9          492.6
  Net sales from businesses sold or
    held
    for sale(3).......................   451.7       463.6       446.5       341.7       187.7          164.3           83.2
                                       --------    --------    --------    --------    --------        ------       ----------
  Total net sales..................... $1,029.2    $1,080.2    $1,037.2     $917.0      $800.0        $ 617.2         $575.8
                                       --------    --------    --------    --------    --------        ------       ----------
                                       --------    --------    --------    --------    --------        ------       ----------
Operating earnings (loss):
  Residential Building Products(1).... $  25.6     $  22.6     $  18.1      $ 18.9      $ 25.1        $  16.7         $ 18.2
  Air Conditioning and Heating
    Products(2).......................     8.4        (7.3 )       4.7        13.7        15.4           11.1           14.4
  Plumbing Products...................     1.0        (2.1 )     (11.0 )      (4.8)       (2.4)          (2.8)           1.6
  Corporate and other, net(3).........   (20.0 )     (20.5 )     (26.1 )     (12.9)      (12.2)          (8.9)         (12.5)
                                       --------    --------    --------    --------    --------        ------       ----------
Operating earnings (loss) from ongoing
  operations..........................    15.0        (7.3 )     (14.3 )      14.9        25.9           16.1           21.7
  Operating earnings (loss) from
    businesses sold or held for
    sale(4)...........................     7.3         8.3        (2.3 )      (3.9)       (5.5)          (4.5)          (0.3)
                                       --------    --------    --------    --------    --------        ------       ----------
  Operating earnings (loss)........... $  22.3     $   1.0     $ (16.6 )    $ 11.0      $ 20.4        $  11.6         $ 21.4
                                       --------    --------    --------    --------    --------        ------       ----------
                                       --------    --------    --------    --------    --------        ------       ----------


- ---------------

(1) Reflects charges in 1990 of approximately $1.5 million as a result of the determination that certain intangible assets of one of the Group's businesses had no continuing value. Reflects charges in the 39 weeks ended October 2, 1993 of approximately $2.3 million as a result of the sale of certain of the Group's real property and the consolidation of certain of its manufacturing facilities.


(2) The cost reduction activities of the Air Conditioning and Heating Products Group resulted in certain significant costs and expenses in the Group's residential products business during the period 1989 to 1991.


(3) Reflects charges in 1990 of $9.5 million related to payments made by the Company to its former Chairman in connection with the settlement of his employment and other agreements.


(4) Includes results of the Company's Retail Home Center Operations, which are currently held for sale. Reflects a charge in 1990 of approximately $3.1 million as a result of the determination that the net unamortized goodwill of a business subsequently sold had no continuing value.



     The Company believes that its growth will be generated largely by internal growth in each of its product groups, augmented by strategic acquisitions. The Company regularly reviews potential acquisitions which would increase or expand the market penetration of, or otherwise complement, its current product lines, although there are no pending agreements or negotiations for any material acquisitions and the Company has made no material acquisitions since early 1988.

     In October 1993, the Company made the strategic decision to sell its Retail Home Center Operations to increase the Company's focus on its other building products businesses. The Company is in preliminary discussions with a potential purchaser of these operations; however, no agreement has yet been reached, and there can be no assurance that any transaction will be consummated. The Company reduced its investment in this business to estimated net realizable value and recorded a pre-tax valuation reserve of $20.3 million in the third quarter of 1993.

RESIDENTIAL BUILDING PRODUCTS GROUP

     The Residential Building Products Group manufactures and distributes built-in products primarily for the residential new construction, do-it-yourself and professional remodeling and renovation markets. The principal products sold by the Group are kitchen range hoods, bath fans, combination units (fan, heater and light combinations) and bath cabinets, which represented more than 50% of the Group's net sales in 1992. The Group is one of the largest suppliers in the United States and Canada of range hoods, bath fans and combination units. Products are sold under the Broan(R), Nautilus(R)and Air CareTM brand names, among others, to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and OEMs. Other products sold by this Group include, among others, wireless security products, garage door openers, built-in home intercoms and entertainment systems and door chimes.

     The Group's strategy is to retain its significant market share among suppliers of range hoods, bath fans and combination units in the United States and Canada. To accomplish this, the Group seeks to be the low-cost producer of its principal products, to continue to introduce new or improved products and to offer its principal products across a range of price points. To capitalize on the significant increase in the retail distribution of residential building products, the Group has introduced marketing programs which are designed to increase the Company's sales to this market. In addition, the Group continues to develop and expand its strong wholesale customer base.

     Sales of the Group's products are principally affected by the level of housing starts and residential replacement and remodeling activity in the United States and, to a lesser extent, in Canada. Accordingly, factors such as interest rates, consumer spending and unemployment significantly affect the Group's sales. The recent recession and attendant decrease in home construction continue to adversely affect the Group's business. In addition, the high level of consumer debt and low level of consumer confidence have reduced the amount of discretionary income consumers have available to direct toward remodeling and renovation expenditures. Housing starts, in spite of the lowest mortgage rates in 20 years, are up just 3.9% for the first nine months of 1993 as compared to the corresponding period of 1992 and the growth in the overall economy continues at a sluggish pace. In spite of these negative factors, the operating performance of the Group continues to improve. In addition to the effectiveness of the Group's cost reduction programs, this improvement is due to the successful introduction of many new or improved products, increased penetration of existing customer accounts due to improved customer service, delivery and product line breadth, and expansion of the Group's retail account base.



     The following table presents the unaudited net sales and operating earnings from ongoing operations for the Group for the five years ended December 31, 1992 and for the 39 weeks ended September 26, 1992 and October 2, 1993. The results of operations for the 39 weeks ended October 2, 1993 are not necessarily indicative of the results of operations to be expected for the full year. The table also presents certain industry statistics which, among other things, represent factors that the Company believes affect the operating performance of the Group.


                      RESIDENTIAL BUILDING PRODUCTS GROUP


                                                                                                          39 WEEKS ENDED
                                                    FOR THE YEARS ENDED DECEMBER 31,                  -----------------------
                                         -------------------------------------------------------      SEPT. 26,    OCTOBER 2,
                                           1988        1989        1990       1991        1992          1992          1993
                                         --------    --------    --------    -------    --------      ---------    ----------
                                                                        (DOLLARS IN MILLIONS)
Net sales from ongoing operations......  $  243.2    $  278.0    $  268.9    $ 241.5    $  249.2       $ 182.2       $191.6
Operating earnings from ongoing
  operations(1)........................  $   25.6    $   22.6    $   18.1    $  18.9    $   25.1       $  16.7       $ 18.2
Housing starts(2)......................   1,488.1     1,376.1     1,192.7    1,013.9     1,200.0         924.8        960.6
Residential replacement and
  remodeling(3)........................  $101,100    $100,900    $106,800    $97,500    $103,700       $76,681       (4)


- ---------------

(1) The operating earnings from ongoing operations for 1990 reflect a charge of approximately $1.5 million as a result of the determination that certain intangible assets of one of the Group's businesses had no continuing value. The operating earnings from ongoing operations for the 39 weeks ended October 2, 1993 reflect charges of approximately $2.3 million as a result of the sale of certain of the Group's real property and the consolidation of certain of its manufacturing facilities.


(2) Source: Bureau of the Census (units in thousands)


(3) Source: Bureau of the Census


(4) Not yet available. Amounts for the 26 weeks ended June 27, 1992 and July 3, 1993 were $49,094 and $48,131, respectively.




     Over the past several years, the Group has significantly reduced costs by consolidating certain manufacturing and administrative functions, upgrading certain production facilities and enhancing its management information systems. For example, since January 1, 1990, the Group has invested $12.7 million in capital expenditures, including the installation of state of the art robotics to automate a significant portion of its range hood manufacturing process. This investment resulted in substantial increases in the Group's production capabilities and flexibility and eliminated a number of high cost, nonvalue-added activities, including many labor-intensive operations. The Group improved its inventory turnover from approximately 3.7x for the year ended December 31, 1990 to approximately 4.4x for the year ended December 31, 1992. These changes have also benefited the Group's customers by permitting quicker delivery and therefore allowing such customers to maintain lower levels of the Group's products in their inventory.


     Customers for the Group's products include residential and electrical contractors, professional remodelers and do-it-yourself homeowners. The Group's products are sold on a wholesale basis through distributors and dealers of electrical and lighting products, on a retail basis through building supply centers and to OEMs for inclusion in their product lines. The sales and marketing efforts of the Group's dealers and distributors are supported by a 292 person in-house staff as of October 2, 1993.

     A key component of the Group's operating strategy is the introduction of new products which capitalize on the strong Broan(R), Nautilus(R) and Air CareTM brand names and the extensive distribution system of the Group's businesses. Recent product introductions under these brand names include: indoor air quality systems for continuous and intermittent home ventilation; down-draft ventilating systems for cooking ranges; SensAireTM (humidity sensing) bath fans; and the Rangemaster(R) line of commercial-style range hoods for use in the home. Consumer preferences are important in developing new products and establishing marketing strategies, and the Company believes that the Group's ability to develop new and improved product styles and features provides a significant competitive advantage. Despite recent cost cutting measures, the Group continues to devote substantial resources to product development. For the year ended December 31, 1992, product development expenses were approximately 1.8% of the Group's net sales.

     The Group offers a broad array of products with various features and styles across a range of price points. The Group's range hoods have retail prices from approximately $30 to $300, with a typical unit price of approximately $50. Similarly, the retail prices of the Group's bath fans range from approximately $12 to $250, with a typical unit price of approximately $25. The Company believes that the Group's variety of product offerings helps the Group maintain and improve its market position for its principal products. In addition, the popularity of higher priced, higher margin products tends to decline in difficult economic times, and thus, the Company believes that the Group's ability to offer low-and mid-priced products gives it desirable sales diversification. At the same time, the Company believes that the Group's status as a low-cost producer, in large part as a result of the cost reduction initiatives described above, provides the Group with a competitive advantage.

     With respect to range hoods, bath fans and combination units, the Company believes that the Group's primary competitor is NuTone, a division of Williams Holdings Companies. The market for bath cabinets is highly fragmented with no single dominant supplier. The Group's other products compete with many domestic and international suppliers in their various markets. The Group competes with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although the Group believes it competes favorably with respect to each of these factors, competition among suppliers of the Group's products is intense and certain of these suppliers have greater financial and marketing resources than the Group.

     The Group has nine manufacturing plants and employed 1,724 full-time people as of October 2, 1993, 185 of which are covered by collective bargaining agreements which expire in 1994 and 1996. The Company believes that the Group's relationships with its employees are satisfactory.

AIR CONDITIONING AND HEATING PRODUCTS GROUP

     The Air Conditioning and Heating Products Group manufactures and sells HVAC systems for custom-designed commercial applications and for manufactured and site-built residential housing. The Group's commercial products consist of HVAC and air handler systems which are custom-designed to meet customer specifications for commercial offices, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. Such systems are primarily designed to operate on building rooftops (including large self-contained walk-in-units) or on individual floors within a building, and range from 40 to 600 tons of cooling capacity. The Group markets its commercial products under the Governair(R), Mammoth(R) and TemtrolTM brand names. For manufactured and site-built residential housing, the Group's products include central air conditioners, heat pumps, furnaces and a wide range of accessories marketed under the Intertherm(R) and Miller(R) brand names. Residential central air conditioning products range from 1.5 to 5 tons of cooling capacity and furnaces range from 45,000 BTUs to 144,000 BTUs of heating capacity. The Group's residential products also include portable and permanent electric baseboard heating products.



     The following table presents the unaudited net sales and operating earnings
(loss) from ongoing operations for the Group for the five years ended December
31, 1992 and for the 39 weeks ended September 26, 1992 and October 2, 1993. The results of operations for the 39 weeks ended October 2, 1993 are not necessarily indicative of the results of operations to be expected for the full year. The table also presents certain industry statistics which, among other things, represent factors that the Company believes affect the operating performance of the Group.


                  AIR CONDITIONING AND HEATING PRODUCTS GROUP


                                                                                                         39 WEEKS ENDED
                                               FOR THE YEARS ENDED DECEMBER 31,                   ----------------------------
                                 ------------------------------------------------------------     SEPTEMBER 26,     OCTOBER 2,
                                   1988         1989         1990         1991         1992           1992             1993
                                 --------     --------     --------     --------     --------     -------------     ----------
                                                                     (DOLLARS IN MILLIONS)
Net sales from ongoing
  operations...................  $ 200.9      $  196.9     $ 198.3      $ 221.1      $ 237.0         $ 178.4         $  204.0
Operating earnings (loss) from
  ongoing operations(1)........  $   8.4      $   (7.3)    $   4.7      $  13.7      $  15.4         $  11.1         $   14.4
Manufactured housing
  shipments(2).................    218.4         198.3       188.0        170.7        210.4           153.1            187.9
Non-residential construction
  contracts(3).................  $97,885      $106,071     $95,470      $86,255      $87,063         $66,368         $ 63,215


- ---------------

(1) Cost reduction activities resulted in certain significant costs and expenses in the Group's residential products business during the period 1989 to 1991.

(2) Source: Manufactured Housing Institute (units in thousands)
(3) Source: F.W. Dodge/McGraw Hill



     The Group's inventory turnover improved from approximately 4.4x for the year ended December 31, 1990 to approximately 5.3x for the year ended December 31, 1992. This improvement resulted primarily from the implementation of manufacturing process improvements and cost reduction programs.

  Commercial Products

     The Group's commercial products include packaged rooftop units and air handlers, custom walk-in units, individual floor units and heat pumps. Individual units range from 40 to 600 tons of cooling capacity, and complete systems generally range in price from $200,000 to $3,000,000. The market for commercial HVAC equipment is segmented between standard and custom-designed equipment. Standard equipment can be manufactured at a lower cost and therefore offered at substantially lower initial prices than custom-designed equipment. As a result, suppliers of standard equipment generally have a larger share of the overall commercial HVAC market than suppliers of custom-designed equipment, including the Group. However, because of certain building designs, shapes or other characteristics, the Company believes there are many applications for which custom-designed equipment is required or is more cost effective over the life of the equipment. Unlike standard equipment, the Group's commercial HVAC equipment can be designed to match the exact space, capacity and performance requirements of the customer. The Group sells its commercial products primarily to contractors, owners and developers of commercial office buildings, manufacturing and educational facilities, hospitals, retail stores and government buildings. The Group seeks to maintain strong relationships nationwide with design engineers, owners and developers, the persons who are most likely to value the benefits and long-term cost efficiencies of the Group's custom-designed equipment.

     Although the general level of commercial construction activity has declined significantly since 1989, the impact of this decline on the Group has been partially offset due to the Group's focus on certain segments within the commercial construction market (for example, hospitals, prisons and schools) that have outperformed the overall market. The Company estimates that more than half of the Group's commercial sales in 1992 were attributable to replacement and retrofit activity, which typically is less cyclical than new construction activity and generally commands higher margins. The Group continues to develop product and marketing programs to increase penetration in the growing replacement and retrofit market. The Company believes that significant opportunities are available in this market due to, among other things, the development of higher efficiency HVAC systems and the availability of new environmentally acceptable refrigerants.

     For many commercial applications, the ability to provide a custom-designed system is the principal concern of the customer. The Group's packaged rooftop and self-contained walk-in units maximize a building's rentable floor space because they are located outside the building. In addition, factors relating to the manner of construction and timing of installation of commercial HVAC equipment can often favor custom-designed rather than standard systems. As compared with standard commercial HVAC systems, the Group's systems are factory assembled and then installed, rather than assembled on site, permitting extensive testing prior to shipment. As a result, the Group's commercial systems can be installed later in the construction process than site-built systems, thereby saving the owner or developer construction and labor costs. These savings, together with the reliability and lower operating costs of the Group's walk-in units, led the developers of the Mall of America in Minneapolis, the largest fully enclosed retail/family entertainment center in the United States, to choose the Group as its air cooling and handling supplier. The Group designed and installed 33 custom walk-in units for the Mall of America, each with 400 tons of cooling capacity. The Group's individual floor units offer flexibility in metering and billing, a substantial advantage if a building is to be occupied in stages or where HVAC usage varies significantly from floor to floor. For these reasons as well as the low noise levels of the Group's individual floor units, the Group was chosen as the HVAC supplier for nine buildings within London's Canary Wharf office development project. As part of this project, the Group has provided 152 individual floor units, serving 3.5 million square feet of office space, with an average cooling capacity of 55 tons.

     The Group's commercial products are marketed through independently owned manufacturers' representatives and an in-house sales, marketing and engineering group of 103 persons as of October 2, 1993. The independent representatives are typically HVAC engineers, a factor which is significant in marketing the Group's commercial products because of the design intensive nature of the market segment in which the Group competes.

     The Company believes that the Group is among the largest suppliers of custom-designed commercial HVAC products in the United States. The Group's five largest competitors in the commercial HVAC market are Brod & McClung, Inc. (which sells under the "Pace" tradename), Carrier Corporation, McQuay (a division of Snyder-General Corporation), Miller-Picking (a division of York International Corporation) and The Trane Company (a subsidiary of American Standard Inc.). The Group competes primarily on the basis of engineering support, quality, flexibility in design and construction and total installed system cost. Although the Company believes that the Group competes favorably with respect to certain of these factors, most of the Group's competitors have greater financial and marketing resources than the Group and enjoy greater brand awareness. However, the Company believes that the Group's ability to produce equipment that meets the performance characteristics required by the particular product application provides it with advantages not enjoyed by certain of these competitors.

  Residential Products

     The Group is one of the largest suppliers of air conditioners, heat pumps and furnaces to the manufactured housing market in the United States. In addition, the Group manufactures and markets HVAC products for site-built homes, a business it entered in 1987. Net sales from site-built HVAC products have grown significantly, and in the period 1989 to 1992 net sales of such products experienced 30% compounded annual growth.

     The Group's strategy for its residential HVAC operations is to maintain its position in the manufactured housing market, to continue with its efforts to reduce costs and improve operating efficiencies, and to expand its site-built residential HVAC business. The Group also intends to continue to use its product engineering expertise to introduce new, more energy efficient products.

     The principal factors affecting the market for the Group's residential HVAC products are the levels of manufactured housing shipments and housing starts and the demand for replacement and modernization of existing equipment. The Company believes that two recent market trends have caused HVAC sales to outperform the new residential construction market. First, home air conditioning has come to be considered a standard feature by an increasing number of consumers. Second, the trend towards using multiple cooling zones within a home to provide improved comfort and energy efficiency has led to an increasing number of units per home. In addition, the Company anticipates that the replacement market will continue to expand as a large number of previously installed heating and cooling products become outdated or reach the end of their useful lives during the 1990s. This growth may be accelerated by a tendency among consumers to replace older heating and cooling products with higher efficiency models prior to the end of such equipment's useful life. The Company estimates that less than half of the Group's net sales of residential HVAC products in 1992 were attributable to the replacement market, which tends to be less cyclical than the new construction market. The market for residential cooling products, including those sold by the Group, is affected by spring and summer temperatures. The Group does not sell window air conditioners, a segment of the market which is highly seasonal and especially affected by spring and summer temperatures. The Company believes that the Group's ability to offer both heating and cooling products helps offset the effects of seasonality on the Group's sales.

     Between 1988 and 1992, the Group invested approximately $25 million in capital expenditures for its residential HVAC products business. These capital investments have allowed the Group to significantly reduce the cost of its manufacturing and distribution processes and to introduce new, more energy efficient products. Specifically, the Group significantly reduced its manufacturing and administrative overhead by integrating the Intertherm(R) and Miller(R) manufacturing lines, as well as their respective sales, marketing and administrative functions. Furthermore, the Group changed from a decentralized multiple-site distribution system receiving products from four different manufacturing plants to a centralized system receiving products from two plants. The change in the distribution system and the consolidation of manufacturing operations have produced important efficiencies, such as the improvement of inventory controls, the elimination of redundant product handling activities and the reduction of freight expenses.

     The Group sells its manufactured housing products to builders of manufactured housing and, through distributors, to manufactured housing dealers and owners of such housing. The majority of sales to builders of manufactured housing consist of furnaces designed and engineered to meet or exceed certain standards mandated by federal agencies. These standards differ in several important respects from the standards for furnaces used in site-built residential homes. The aftermarket channel of distribution includes sales of both new and replacement air conditioning units and heat pumps. Approximately two-thirds of the Group's residential HVAC net sales in 1992 were through channels of distribution serving the manufactured housing market.

     The Group has used its experience and knowledge of residential HVAC equipment to expand its business into the site-built residential market. A substantial portion of site-built residential products have been introduced in the last three years, including a reengineered line of high efficiency air conditioners, heat pumps and furnaces. Residential HVAC products for use in site-built homes are sold through independently-owned distributors who sell to HVAC dealers and contractors. The Group, in conjunction with its distributors, has undertaken a targeted marketing program to introduce contractors to its residential products. To build recognition with these contractors, the Group features television weatherman Willard Scott as its national spokesman.

     The Group is one of the largest suppliers of HVAC equipment for the manufactured housing market in the United States. The Company believes that the Group has one major competitor in this market, Evcon Industries, which markets its products under the "Evcon/Coleman" name. Competition in the site-built residential HVAC market is intense, and many suppliers of such equipment have substantially greater financial and marketing resources than the Group and enjoy greater brand awareness. In these markets, the Group competes with, among others, Carrier Corporation, Lennox Industries, Trane Company and York International Corporation. The Group competes in both the manufactured housing and site-built markets on the basis of breadth and quality of its product line, distribution, product availability and price. The Company believes that the Group competes favorably with respect to these factors.

     The Group has eight manufacturing plants and employed 1,621 full-time people as of October 2, 1993, 197 of which are covered under a collective bargaining agreement which expires in 1995. The Company believes that the Group's relationships with its employees are satisfactory.

PLUMBING PRODUCTS GROUP

     The Plumbing Products Group manufactures and sells vitreous china bathroom fixtures (including sinks, toilet bowls and tanks), fiberglass and acrylic fixtures, brass and plastic faucets, bath cabinets and vanities and shower doors, and also markets stainless steel and enameled steel tubs and sinks. In addition to its standard product offerings, the Group also sells designer bathroom fixtures, 1.5 gallon water-efficient toilets and a variety of products that are accessible to physically challenged individuals. Products are sold under the URCTM, Universal-Rundle(R), CareFree(R), Milwaukee FaucetsTM and Raphael(R) brand names principally to wholesale plumbing distributors and retail home centers. End customers of the Group's products are generally home builders, do-it-yourself homeowners, remodeling contractors and commercial builders.

     The Group's principal strategy is to maintain its position as a low cost and high quality manufacturer, with an emphasis on low-and mid-priced products. As a result, the Company believes that the Group can compete favorably against more well-known brands in the new construction markets where product selection is made by builders and contractors and is therefore influenced significantly by price. At the same time, the Group is expanding its line of higher-margin specialty products in response to the increased prominence of the replacement and remodeling market. In this market, the consumer is generally the purchaser, and, therefore significant emphasis is placed on quality and design as well as on price. The Group intends to continue to emphasize markets in which it has developed considerable expertise, such as the markets for water-efficient toilets and products that are accessible to physically challenged individuals. The installation in new housing of water-efficient toilets is mandated by federal law beginning in January 1994. The Company believes that the Group has one of the most extensive lines of such toilets.

     The principal industry factors affecting the Group's sales are the levels of United States housing starts (particularly in the Northeastern United States where the Group's sales are concentrated), replacement and remodeling expenditures and, to a lesser extent, non-residential construction. An increasing percentage of the Group's products are sold for use by do-it-yourself and professional remodelers. Although the depressed rate of home construction continues to adversely affect the Group's business, the Company believes that the

Group's cost reduction efforts and new product initiatives discussed below have been the principal factors leading to the improvement in its operating results in recent periods.



     The following table presents the unaudited net sales and operating earnings
(loss) from ongoing operations for the Group for the five years ended December
31, 1992 and for the 39 weeks ended September 26, 1992 and October 2, 1993. The results of operations for the 39 weeks ended October 2, 1993 are not necessarily indicative of the results of operations to be expected for the full year. The table also presents certain industry statistics which, among other things, represent factors that the Company believes affect the operating performance of the Group.


                            PLUMBING PRODUCTS GROUP


                                                                                                          39 WEEKS ENDED
                                                        FOR THE YEARS ENDED DECEMBER 31,              ----------------------
                                               ---------------------------------------------------    SEPT. 26,   OCTOBER 2,
                                                 1988       1989       1990      1991       1992        1992         1993
                                               --------   --------   --------   -------   --------    ---------   ----------
                                                                           (DOLLARS IN MILLIONS)
Net sales from ongoing operations............  $  133.4   $  141.7   $  123.5   $ 112.7   $  126.1     $  92.3      $ 97.0
Operating earnings (loss) from ongoing
  operations.................................  $    1.0   $   (2.1)  $  (11.0)  $  (4.8)  $   (2.4)    $  (2.8)     $  1.6
Housing starts(1)............................   1,488.1    1,376.1    1,192.7   1,013.9    1,200.0       924.8       960.6
Residential replacement and remodeling(2)....  $101,100   $100,900   $106,800   $97,500   $103,700     $76,681      (3)

- ---------------
(1) Source: Bureau of the Census (units in thousands)
(2) Not yet available. Amounts for the 26 weeks ended June 27, 1992 and July 3, 1993 were $49,094 and $48,131, respectively.



     The Group has invested $10.7 million in capital expenditures during the four years ended December 31, 1992. In addition, the Group has restructured its operations by closing certain manufacturing facilities. These actions have resulted in improved operating efficiencies at certain of the Group's manufacturing facilities and reduced overhead levels. The Group improved its inventory turnover from approximately 4.9x for the year ended December 31, 1990 to approximately 8.6x for the year ended December 31, 1992. In the current difficult market for residential construction, the Group's cost reduction efforts have been a significant factor leading to the improvement in its operating results.


     In 1992, approximately 45% of the Group's net sales were attributable to wholesale plumbing distributors, approximately 40% were attributable to retail home centers and approximately 15% were attributable to mass merchandisers and others. Sales to Sears represented approximately 10% of the Group's sales in 1992, as compared to approximately 17% in 1990. In January 1993, Sears announced plans to discontinue its catalog and related sales programs and closed a number of unprofitable stores. As a result, the Group's sales to Sears have declined to 4.9% of the Group's sales in the first 39 weeks of 1993 as compared to 9.2% of the Group's sales in the corresponding period of 1992. The Group sells its products to distributors and home centers through independently owned manufacturer's representatives supported by 37 sales and marketing personnel employed by the Group as of October 2, 1993.

     The Group competes with many suppliers of plumbing and related products, several of which have greater financial and marketing resources than the Group and greater brand awareness. The Group's competitors include American Standard Inc., Eljer Industries and Kohler Company. The Group competes primarily on the basis of price, quality, service and breadth of product line offerings. The Group believes it competes favorably by offering quality products at a reasonable price, serving markets that larger competitors do not emphasize, and developing products using new technologies.

     The Plumbing Products Group has eight manufacturing facilities and employed 1,338 full-time people as of October 2, 1993, approximately 1,000 of whom are covered by collective bargaining agreements which expire between 1994 and 1997. The Company believes that the Group's relationships with its employees are satisfactory.

BUSINESS HELD FOR SALE

     In October 1993, the Company decided to sell its Dixieline Lumber Company subsidiary ("Dixieline") through which the Company conducts its Retail Home Center Operations. This business consists of a chain of ten retail home center stores, a contractor and wholesale lumberyard and a truss manufacturing yard in the greater San Diego, California area. Dixieline provides a wide assortment of lumber, plywood, building materials and home improvement products serving the new residential construction and residential replacement and remodeling markets, and also provides delivery and lumber cutting and milling services. The contractor and wholesale lumberyard sells lumber, plywood and building materials to professional contractors and wholesalers, and supplies such products for sale in its own retail home center stores. The Company reduced its investment in this business to estimated net realizable value and recorded a pre-tax valuation reserve of $20.3 million in the third quarter of 1993. See
Note 16B of Notes to Consolidated Financial Statements.



     The following table presents the unaudited net sales and operating earnings
(loss) for Retail Home Center Operations for the five years ended December 31,
1992 and for the 39 weeks ended September 26, 1992 and October 2, 1993. The results of operations for the 39 weeks ended October 2, 1993 are not necessarily indicative of the results of operations to be expected for the full year. The table also presents data regarding the number of San Diego County housing permits, one of the factors which the Company believes affects the operating performance of its Retail Home Center Operations.


                         RETAIL HOME CENTER OPERATIONS


                                                                                                         39 WEEKS ENDED
                                               FOR THE YEARS ENDED DECEMBER 31,                    ---------------------------
                               ----------------------------------------------------------------    SEPTEMBER 26,    OCTOBER 2,
                                 1988          1989          1990          1991          1992          1992            1993
                               --------      --------      --------      --------      --------    -------------    ----------
                                                                    (DOLLARS IN MILLIONS)
Net sales....................   $136.9        $157.2        $136.0        $104.5        $ 94.8         $71.7          $ 83.2
Operating earnings (loss)....   $  5.0        $  5.9        $  3.0        $ (0.6)       $ (1.1)        $(0.2)         $ (0.3)
San Diego County housing
  permits(1).................   28,394        18,813        15,807         7,992         6,081         5,371           4,143


- ---------------

(1) Source: Greater San Diego Chamber of Commerce


     Dixieline competes primarily with Home Base and Home Depot. Certain of its competitors have greater financial and marketing resources than Dixieline. Dixieline competes primarily on the basis of price, product availability and the knowledge of its sales staff. The Company believes Dixieline competes favorably with respect to these factors.

     Dixieline employed 689 full-time people as October 2, 1993, 164 of which are covered by collective bargaining agreements which expire in 1995. The Company believes that Dixieline's relationships with its employees are satisfactory.

PATENTS AND TRADEMARKS

     The Company holds numerous design and process patents that it considers important, but no single patent is material to the overall conduct of its business. It is the Company's policy to obtain and protect patents whenever such action would be beneficial to the Company. The Company owns several trademarks that it considers material to the marketing of its products, including Broan(R), Nautilus(R), Air CareTM, Governair(R), Mammoth(R), TemtrolTM, Miller(R), Intertherm(R), URCTM and Universal-Rundle(R). The Company believes that its rights in these trademarks are adequately protected.

RAW MATERIALS

     The Company purchases raw materials and most components used in its various manufacturing processes. The principal raw materials purchased by the Company are rolled sheet, formed and galvanized steel, copper, aluminum, plate mirror glass, silica, lumber, plywood, paints, chemicals, resins and plastics. The materials, molds and dies, subassemblies and components purchased from other manufacturers, and other materials and supplies used in manufacturing processes have generally been available from a variety of sources. Whenever practical, the Company establishes multiple sources for the purchase of raw materials and components to achieve competitive pricing, ensure flexibility and protect against supply disruption.

PROPERTIES

     Set forth below is a brief description of the location and general character of the principal administrative, sales and manufacturing facilities and other material real properties of the Company. All properties are owned, except for those indicated by an asterisk, which are leased.

                                                                    APPROXIMATE
      LOCATION                         DESCRIPTION                  SQUARE FEET
      --------                         -----------                  -----------
Union, IL              Manufacturing/Warehouse/Administrative         174,000*
Hartford, WI           Manufacturing/Warehouse/Administrative         402,000
Old Forge, PA          Warehouse/Administrative                        40,000
Bensenville, IL        Warehouse/Administrative                        69,000*
Mississauga, ONT       Manufacturing/Administrative                   108,000
Elk Grove Village, IL  Manufacturing/Warehouse/Administrative         106,000*
Dallas, TX             Manufacturing/Administrative                    71,000
Carlsbad, CA           Warehouse/Administrative                        26,000*
Hong Kong              Manufacturing                                   30,000*
Waupaca, WI            Manufacturing                                   35,000
St. Peters, MO         Warehouse/Administrative                       250,000*
St. Louis, MO          Manufacturing                                  214,000
Boonville, MO          Manufacturing                                  250,000*
Minneapolis, MN        Manufacturing                                  200,000*
Oklahoma City, OK      Manufacturing/Administrative                   117,000
Okarche, OK            Manufacturing/Administrative                   107,000
Los Angeles, CA        Manufacturing/Administrative                   177,000
San Diego, CA(1)       Retail/Warehouse/Administrative                180,000*
New Castle, PA         Manufacturing/Administrative                   420,000
Hondo, TX              Manufacturing/Administrative                   404,000
Monroe, GA             Manufacturing/Administrative                   414,000
Union Point, GA        Manufacturing/Administrative                   191,000
Ottumwa, IA            Manufacturing/Administrative                    85,000
Milwaukee, WI          Manufacturing/Administrative                    76,000
Rensselaer, IN         Manufacturing/Administrative                   271,000
Chicago, IL            Manufacturing/Sales/Administrative             100,000
Providence, RI         Administrative                                  31,000*

- ---------------

(1) In addition, Dixieline owns or leases nine other retail locations containing between 13,000 and 56,000 square feet, plus warehouse and outdoor storage space for a total of approximately 3,770,000 square feet.

     The Company considers its material properties to be in satisfactory repair. The St. Louis plant, which is part of the Company's Air Conditioning and Heating Products Group and manufactures products for the residential site-built and manufactured housing markets, experienced damage as a result of the flooding of the Mississippi River in July 1993. The plant was closed for several weeks, but returned to full operation in late August 1993. The Company believes that it has adequate insurance coverage and does not expect this event to have a material adverse effect on the Company's financial condition or results of operations. See Note 16L of Notes to Consolidated Financial Statements.

REGULATIONS AND ENVIRONMENTAL MATTERS; LEGAL PROCEEDINGS

     The Company and its operating units are subject to numerous federal, state and local laws and regulations, including environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company believes that it is in substantial compliance with the material laws and regulations applicable to it. The Company and its subsidiaries or former subsidiaries are involved in current, and may become involved in future, remedial actions under federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which their hazardous wastes or materials were disposed of or released. Such claims may relate to properties or business lines acquired by the Company after a release has occurred. In other instances, the Company may be partially liable under law or contract to other parties that have acquired businesses or assets from the Company for past practices relating to hazardous substances management. The Company believes that all such claims asserted against it, or such obligations incurred by it, will not have a material adverse effect upon the Company's financial condition or results of operations. Expenditures in 1991 and 1992 to evaluate and remediate such sites were not material. However, the Company is presently unable to estimate accurately its ultimate financial exposure in connection with identified or yet to be identified remedial actions due among other reasons to: (i) uncertainties surrounding the nature and application of environmental regulations, (ii) the Company's lack of information about additional sites at which it may be listed as a potentially responsible party ("PRP"), (iii) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions and (iv) the time periods over which remediation may occur. Furthermore, since liability for site remediation is joint and several, each PRP is potentially wholly liable for other PRPs that become insolvent or bankrupt. Thus, the solvency of other PRPs could directly affect the Company's ultimate aggregate clean-up costs. In certain circumstances, the Company's liability for clean-up costs may be covered in whole or in part by insurance or indemnification obligations of third parties.

     The Company's HVAC products (and those of many of its competitors) utilize HCFC-22, a refrigerant that has been found to have an ozone-depleting effect when released into the atmosphere. Under current United States Environmental Protection Agency ("EPA") regulations, the use of HCFC-22 in new equipment must be phased out by January 1, 2010, and must be phased out for use in all equipment by January 1, 2020. The Air Conditioning and Refrigeration Institute, a trade association to which certain of the Company's operating units belong, has been working closely with refrigerant manufacturers and others in the industry to develop new refrigerants that are compatible with existing HVAC products. However, such new refrigerants may require the Company and its competitors to modify the design of their existing products, particularly residential and light commercial products. The availability of new refrigerants may also prompt an acceleration by the EPA of the phase-out dates. The costs of the substitution of alternative refrigerants are expected to be industry-wide product modification costs and accordingly these costs are not expected to have a material adverse impact on the Company.

     Various federal and state statutes, including the National Appliance Energy Conservation Act of 1987, as amended, impose energy efficient standards for certain of the Company's unitary air conditioning products. While the Company has been able to meet or exceed such standards to date, stricter standards in the future could require substantial research and development expense and capital expenditures to achieve compliance.

     In addition to the legal matters described above, the Company and its subsidiaries are parties to various legal proceedings incident to the conduct of their businesses. None of these proceedings is expected to have a material adverse effect, either individually or in the aggregate, on the Company's financial position or results of operations. See Note 8 of Notes to Consolidated Financial Statements.


                                   MANAGEMENT
                 NAME                    AGE                        POSITION
- ---------------------------------------  ---         ---------------------------------------
Richard L. Bready......................  49          Chairman, President and Chief Executive
                                                     Officer
Almon C. Hall..........................  47          Vice President, Controller and Chief
                                                     Accounting Officer
Richard J. Harris......................  57          Director, Vice President and Treasurer
Siegfried Molnar.......................  53          Senior Vice President -- Group
                                                     Operations
Kenneth J. Ortman......................  58          Senior Vice President -- Group
                                                     Operations
Kevin W. Donnelly......................  39          Vice President, General Counsel and
                                                     Secretary
Dennis J. McGillicuddy.................  52          Director
D. Stevens McVoy.......................  50          Director
Philip B. Brooks.......................  79          Director
J. Peter Lyons.........................  58          Director
Barry Silverstein......................  60          Director

     The executive officers have served in the same or substantially similar executive positions with the Company for at least the past five years, except Mr. Bready, who became Chairman and Chief Executive Officer in 1990 after serving as President, Chief Operating Officer and Chief Financial Officer of the Company for more than the past five years; Mr. Molnar, who was President and Chief Operating Officer (1987-1990) of RB&W Corporation prior to joining the Company in March, 1990; and Mr. Ortman, who was Vice President, Operations and later Senior Vice President and General Manager of the Supply Division of the Wheelabrator Corporation division of Wheelabrator Technologies (1984-1988) prior to joining the Company in September, 1989.

     Mr. McGillicuddy has been President and a director and Mr. McVoy has been Vice President and a director, for more than the past five years, of the Coaxial Communications Companies, which they founded along with Mr. Silverstein. Mr. Brooks is a certified public accountant who retired from active practice in 1967. Mr. Lyons, for more than the past five years, has been President of The J. Peter Lyons Companies which has designed benefit plans and provided insurance services to the Company. Mr. Silverstein, for more than the past five years, has been the principal owner and a director of the Coaxial Communications Companies, which he founded along with Messrs. McGillicuddy and McVoy. Mr. Silverstein, for more than the past five years, has also been Chief Executive Officer (June 1985 to May 1988 and February 1991 to May 1991), Chairman of the Executive Committee (May 1988 to February 1991) and Chairman of the Board (June 1986 to May 1988 and February 1991 to the present) of CCX, Inc. a manufacturer of building products. Messrs. Bready, McGillicuddy and McVoy are also directors of CCX, Inc.

     In a civil injunction action filed March 12, 1990 in federal court in Washington, D.C., the Securities and Exchange Commission ("SEC") alleged that the Company violated Sections 10(b) and 13(d) of the Securities Exchange Act of 1934 and Rules 10b-5 and 13d-1 thereunder in connection with reporting on a
Schedule 13D its purchases of stock of Rexham Corporation ("Rexham") in January 1987. The complaint also alleged that Messrs. Harris and Bready and Ralph R. Papitto (former Chairman and Chief Executive Officer of the Company) aided and abetted the Company's violations of Section 13(d) and Rule 13d-1. For purposes of settling, each of the Company and Messrs. Papitto, Harris and Bready, without admitting or denying the SEC allegations, agreed to an entry of a permanent injunction enjoining them from future violations of the statutory provisions and rules they were alleged to have violated, and the Company agreed to pay into a fund created by the court $634,593 including interest, to compensate persons who sold Rexham securities during the four-day period the Company's Schedule 13D filing was allegedly delinquent.

                           PRINCIPAL SECURITYHOLDERS


     The following table sets forth the beneficial ownership of equity securities of the Company by those persons known by the Company to own beneficially more than 5% of its Common Stock or Special Common Stock, all as of December 31, 1993 except for the number of shares held by Gabelli Funds, Inc. as to which the date is November 2, 1992 and by UBS Asset Management (New York)
Inc. as to which the date is December 31, 1993.



                                              COMMON STOCK               SPECIAL COMMON STOCK
                                        ------------------------       ------------------------
                                         AMOUNT AND                     AMOUNT AND
                                         NATURE OF       PERCENT        NATURE OF       PERCENT
                                         BENEFICIAL        OF           BENEFICIAL        OF
                NAME(1)                 OWNERSHIP(2)      CLASS        OWNERSHIP(2)      CLASS
                -------                 ------------     -------       ------------     -------
Richard L. Bready(3)(4)................  1,738,759         14.5           318,327         51.7
Richard J. Harris(4)...................    287,376          2.4            50,106          8.7
Dennis J. McGillicuddy(3)..............  1,501,959         12.6           234,564         40.6
D. Stevens McVoy(3)....................  1,501,959         12.6           234,564         40.6
Barry Silverstein(3)...................  1,501,959         12.6           234,564         40.6
All directors and executive officers as
  a group(3)(4)(5).....................  1,914,721         15.8           330,957         53.3
Bready Associates(3)...................  1,501,959         12.6           234,564         40.6
Phoenix Associates III(3)..............  1,501,959         12.6           234,564         40.6
Gabelli Funds, Inc.
  One Corporate Center
  Rye, NY 10580(6).....................  2,031,215         16.7            24,631          4.3
UBS Asset Management (New York) Inc.
  1211 Avenue of the Americas,
  New York, NY 10036(6)................    977,400          8.2            --              --


- ---------------

(1) The address of all such persons unless otherwise stated is c/o Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903-2360. The address of Mr. McVoy, Bready Associates and Phoenix Associates III is 3770 East Livingston Avenue, Columbus, Ohio 43227. The address of Messrs. McGillicuddy and Silverstein is 5111 Ocean Boulevard, Sarasota, Florida 34242. Certain of the shares shown in the table are shares as to which the persons named in the table have the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) promulgated under the Exchange Act. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially held by them, subject to community property laws where applicable.

(2) Includes shares subject to currently exercisable options in the case of Messrs. Bready (37,500 shares of Special Common Stock) and Harris (30,000 shares of Common Stock). Does not include future rights to acquire shares upon the exercise of options in the case of Messrs. Bready (500,000 shares of Common Stock) and Harris (30,000 shares of Common Stock). Includes 200 shares of Common Stock and 33 shares of Special Common Stock beneficially owned by Mr. McGillicuddy's wife, as to which Mr. McGillicuddy disclaims beneficial ownership, and 869 shares of Common Stock beneficially owned by Mr. McVoy's wife, as to which he disclaims beneficial ownership.

(3) Mr. Bready holds a 15% interest, Mr. McGillicuddy a 19% interest, Mr. McVoy a 9% interest and Mr. Silverstein a 57% interest in Bready Associates, a partnership which directly held 1,059,291 shares of Common Stock at December 31, 1993. Under the terms of the partnership agreement of Bready Associates, the partnership also exercises sole voting and dispositive power over shares of Common and Special Common held by the partners and their affiliates. Phoenix Associates III is a partnership whose general partners are Messrs. McGillicuddy (a 22.5% interest), McVoy (a 10% interest) and Silverstein (a 67.5% interest). As of December 31, 1993 Phoenix Associates III directly held 183,700 shares of Common Stock. Accordingly, all shares held by the partnerships, the partners and their affiliates are included in the table as being beneficially owned by Messrs. Bready, McGillicuddy, McVoy and Silverstein and by the partnerships and are also included under shares held by directors and executive officers as a group.

(4) Various defined benefit pension plans of the Company and certain of its subsidiaries held approximately 2.0% of the outstanding Common Stock of the Company and 8.0% of the outstanding Special Common Stock at December 31, 1993. Under the provisions of the trust agreement governing the plans, the Company may instruct the trustee regarding the acquisition and disposition of plan assets and the voting of securities held by the trust. Accordingly, although the directors and officers disclaim beneficial ownership of such shares, the shares are included in the table as being beneficially owned by Messrs. Bready and Harris and are also included under shares held by directors and executive officers as a group.

(5) Includes 127,200 shares of Common Stock and 43,500 shares of Special Common Stock that directors and executive officers as a group have a right to acquire upon the exercise of currently exercisable options. Does not include future rights of executive officers to acquire shares upon exercise of options totalling 606,000 shares of Common Stock. Includes 200 shares of Common Stock and 33 shares of Special Common Stock owned by Mr. McGillicuddy's wife as to which Mr. McGillicuddy disclaims beneficial ownership, and 869 shares of Common Stock owned by Mr. McVoy's wife as to which Mr. McVoy disclaims beneficial ownership. Except as set forth in the above table, the Company knows of no persons who at December 31, 1993, beneficially owned more than 5% of the shares of Common Stock or Special Common Stock of the Company outstanding on that date.

(6) The information is based on filings made with the Commission and for Gabelli Funds, Inc. includes 234,915 shares of Common Stock which may be acquired upon the exercise of conversion rights of the Company's 7 1/2% Convertible Debentures due 2006 at $21.56 per share.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Notes will be issued pursuant to an indenture (the "Indenture") to be
dated as of                , 1994 between the Company and State Street Bank and
Trust Company, a Massachusetts banking corporation, as trustee (the "Trustee"), a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture, while complete in all material respects, does not purport to describe all terms or provisions thereof and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "Certain Definitions."

     The Notes will be senior subordinated obligations of the Company, subordinate in right of payment to all Senior Indebtedness of the Company and senior in right of payment to, or pari passu in right of payment with, other subordinated indebtedness of the Company. The Notes will be effectively subordinated to all indebtedness and other liabilities of the Company's Subsidiaries. At October 2, 1993, after giving pro forma effect to the Refinancing, the Company had no outstanding Senior Indebtedness. At October 2, 1993, the aggregate liabilities of the Company's Subsidiaries, principally consisting of trade payables and accruals, were $146.0 million.

     In the future, subject to the terms of the Indenture, the Company may incur or issue Senior Indebtedness, which may be secured by Liens on assets and properties of the Company and its Subsidiaries (without any obligation of the Company or any of its Subsidiaries to provide any Liens in favor of Holders of the Notes or to guarantee the payment of the Notes). See Limitation on Liens covenant under "Certain Covenants" below. However, where a Subsidiary of the Company guarantees the payment of Indebtedness of the Company, the Company will be required to cause such Subsidiary to guarantee on a senior subordinated basis payment of the Company's obligations under the Notes. See the Limitation on Guaranties by Subsidiaries covenant under "Certain Covenants" below.

     Although the Indenture contains certain covenants and provisions that afford certain protections to Holders of the Notes, such covenants and provisions would not necessarily afford the Holders of the Notes protection in the event of a highly leveraged transaction involving the Company, including a leveraged transaction initiated or supported by the Company, the management of the Company or any affiliate of either party. See "Certain Covenants" below.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $190,000,000 (or $218,500,000 if the Underwriters' over-allotment option is exercised in full)
and will mature on                , 2004. Interest on the Notes will accrue at
the rate of   % per annum and will be payable semi-annually on each
               and                commencing on                , 1994, to
holders of record of the Notes ("Holders") on the immediately preceding
            or             , whether or not a business day. Interest on the
Notes will accrue from the most recent date to which interest has been paid or,
if no interest has been paid, from                , 1994. Interest will be
computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the Company, payment of interest and principal may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders. The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.


OPTIONAL REDEMPTION

     The Notes will be redeemable by the Company, in whole or in part, on or
after             , 1999 at the following redemption prices (expressed as a
percentage of the principal amount) if redeemed during the 12-month period
beginning             of the years indicated below, in each case, together with
accrued interest thereon to the redemption date:

                                        YEAR                         PERCENTAGE
               ----------------------------------------------------------------
               1999..................................................        %
               2000..................................................        %
               2001..................................................        %
               2002 and thereafter...................................     100%


     Notice of the redemption must be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of the Notes to be redeemed at such Holder's registered address. If any Note is to be redeemed in part only, the notice of redemption relating to that Note will state the principal amount thereof to be redeemed and a new Note in principal amount equal to the unredeemed portion will be issued in the name of the Holder upon cancellation of the original Note. On or after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption. If less than all the outstanding Notes are to be redeemed at any time, selection of the Notes for redemption will be made by the Trustee by lot or, if such method is prohibited by the rules of any stock exchange on which the Notes are then listed, any other method the Trustee considers reasonable, provided that Notes shall be redeemed in principal amounts of $1,000 or integral multiples thereof.


CHANGE OF CONTROL

     Upon the occurrence of a Change of Control (as defined below), each Holder will have the right to require the repurchase of all or any part of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to the date of purchase.

     Immediately following any Change of Control, the Company is required to mail a notice to the Trustee and to each Holder stating: (i) that the Change of Control Offer is being made pursuant to the Repurchase Upon Change of Control covenant of the Indenture and that all Notes tendered will be accepted for payment; (ii) the purchase price and the purchase date (the "Change of Control Payment Date"), which may not be earlier than 30 days or no later than 60 days from the date such notice is mailed; (iii) that any Note not tendered will continue to accrue interest; (iv) that, unless the Company defaults in the payment therefor, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on and after the Change of Control Payment Date; (v) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to be purchased to the Paying Agent at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date; (vi) that Holders will be entitled to withdraw Notes they have tendered on the terms and conditions set forth in such notice; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that the portion of each Note purchased and each such new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof.

     On the Change of Control Payment Date, the Company will (i) accept for payment all Notes or portions thereof tendered pursuant to the Change of Control Offer and not withdrawn, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee, all Notes so tendered and not withdrawn together with an officers' certificate specifying the Notes or portions thereof tendered to the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered and not withdrawn payment in an amount equal to the purchase price for such Notes, and the Trustee will promptly authenticate and mail to such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes triggered by a Change of Control.

     A "Change of Control" will be deemed to have occurred at such time as any of the following events occur: (i) there is consummated any consolidation or merger of the Company with or into another corporation, or all or substantially all of the assets of the Company are sold, leased or otherwise transferred or conveyed to another Person (other than pursuant to a bona fide pledge of assets to secure Indebtedness made in accordance with the Indenture), and the holders of the Company's common stock outstanding immediately prior to such consolidation, merger, sale, lease or other transfer or conveyance or one or more Exempt Persons do not hold, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger or at least a majority of the Equity Interests of such Person; (ii) there is filed a report on Schedule 13D or 14D-1 (or any successor schedule, form or report) pursuant to the Exchange Act disclosing that any person (defined, solely for the purposes of the Change of Control provision, as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the combined voting power of all the Company's then outstanding securities entitled to vote generally for the election of directors; provided, however, that a person shall not be deemed to be the beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person's Affiliates or associates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (1) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (2) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act; or (iii) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

     Notwithstanding the foregoing, a Change of Control shall not be deemed to have occurred under clause (ii) of the immediately preceding paragraph solely by virtue of the Company, any Subsidiary of the Company, any employee stock ownership plan or any other employee benefit plan of the Company or any such Subsidiary, any other person holding securities of the Company for or pursuant to the terms of any such employee benefit plan or an Exempt Person, filing or becoming obligated to file a report under or in response to Schedule 13D or
Schedule 14D-1 (or any successor schedule, form or report) under the Exchange Act disclosing beneficial ownership by it of securities of the Company, whether in excess of 50% of the combined voting power of the Company's then outstanding securities entitled to vote generally for the election of directors or otherwise.


     The Change of Control purchase feature may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of the incumbent management. Although the Company has from time to time received and considered proposals which might involve a Change of Control, the Change of Control purchase feature was not adopted as a result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Change of Control purchase feature is a standard term contained in other similar debt offerings and the terms of such feature result from negotiations between the Company and the Underwriters.


     If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change of Control purchase price for all Notes tendered by Holders thereof. In addition, the Company's ability to make such payment may be limited by the terms of then-existing borrowing and other agreements applicable to the Company or its Subsidiaries. Certain existing agreements applicable to certain of the Company's Subsidiaries restrict the ability of these Subsidiaries to make distributions to the Company. See "Description of Other Obligations." The failure of the Company to pay the Change of Control purchase price to Holders of Notes when due, if continued for 30 days after receipt of written notice of Default from the Trustee or the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding, specifying such Default and requiring that it be remedied, would constitute an Event of Default under the terms of the Indenture. See "Events of Default and Remedies."

     Neither the Board of Directors of the Company nor the Trustee may waive the Change of Control repurchase feature of the Indenture. After giving effect to the Refinancing, the Company will have no outstanding Senior Indebtedness that contains change of control repurchase provisions similar to the Change of Control repurchase feature applicable to the Notes.

     One of the events that constitute a Change of Control under the Indenture is a sale, lease or other transfer or conveyance of all or substantially all of the assets of the Company. There is no precise established definition under applicable law of the term "substantially all" and, accordingly, if the Company were to engage in transactions in which it disposed of less than all of its assets, a question could arise as to whether such disposition was of "substantially all" of its assets and whether because of such disposition the Company was required to repurchase the Notes as a result of a Change of Control.

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness.

     Upon any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or any assignment for the benefit of creditors or any marshalling of the assets and liabilities of the Company or any distribution to creditors of the Company in a liquidation or dissolution of the Company, the holders of Senior Indebtedness, shall be entitled to receive payment in full in cash or, at the option of the holders of the Senior Indebtedness, cash equivalents of such Senior Indebtedness (including, in the case of Specified Senior Indebtedness, interest accruing after the commencement of any such proceeding at the rate specified in the instrument evidencing the applicable Specified Senior Indebtedness, whether or not a claim therefor is allowed, to the date of payment of such Specified Senior Indebtedness), before the Holders shall be entitled to receive any payment of principal of, premium, if any, or interest on the Notes or receive any distributions to which the Holders would otherwise be entitled, except that Holders may receive securities that (i) are subordinated to Senior Indebtedness and to any securities issued in exchange for Senior Indebtedness to at least the same extent as the Notes are subordinated to Senior Indebtedness and (ii) have no maturity or mandatory prepayment prior to the final maturity of any securities issued in exchange for Senior Indebtedness.

     The Company may not pay principal of, premium, if any, or interest on the Notes and may not make any deposit pursuant to the provisions described under "Discharge of the Indenture and the Notes" below or acquire any Notes for cash or property if (i) a default in the payment of the principal of, premium, if any, interest, fees or expenses on any Senior Indebtedness occurs and is continuing (a "Payment Default") and the Trustee or the Paying Agent receives a notice of the default from a Person who may give it pursuant to the Indenture; or (ii) a default, other than a Payment Default, on any Specified Senior Indebtedness occurs and is continuing that then permits the holders (or the agent) of such Specified Senior Indebtedness to accelerate its maturity immediately and without any further notice (other than notice of such permitted acceleration, whether or not such acceleration has occurred) or grace periods (a "Non-Payment Default"), and such default is either the subject of judicial proceedings or the Trustee or the Paying Agent receives a notice of the default from a Person who may give it pursuant to the Indenture.

     The Trustee or the Paying Agent shall resume payments (including any missed payments) on the Notes and may make any deposit pursuant to the provisions described under "Discharge of the Indenture and the Notes" below or acquire them
(i) in the case of a Payment Default, when the default is cured or waived, any such acceleration is rescinded or the Senior Indebtedness to which such default relates or which has been accelerated is discharged, or when the right under the Indenture to prevent any such payment is waived by written notice to the Trustee by or on behalf of the holders of such Senior Indebtedness, or (ii) in the case of a Non-Payment Default, at the end of the period (the "Payment Blockage Period") ending on the earlier of (a) when the default is cured or waived, the Specified Senior Indebtedness to which such default relates is discharged or such Payment Blockage Period is terminated by written notice to the Trustee by or on behalf of the holders of such Specified Senior Indebtedness, or (b) the 179th day after the receipt by the Trustee or the Paying Agent of the notice commencing such Payment Blockage Period.

     Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days, and there shall be a period of at least 181 consecutive days in each period of 360 consecutive days when no Payment Blockage Period is in effect. In addition, no default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Specified Senior Indebtedness and which was known to the holders (or the agent) of such Specified Senior Indebtedness on such date of commencement shall be made the basis for the commencement of a second Payment Blockage Period by the holders (or the agent) of such Specified Senior Indebtedness whether or not within a period of 360 consecutive days unless such default shall have been cured or waived for a period of not less than 90 consecutive days.

     Nothing contained in the Indenture shall limit the right of the Trustee or the Holders of Notes to take any action to accelerate the maturity of the Notes or to pursue any other rights or remedies thereunder or under applicable law; provided, however, that all Senior Indebtedness of the Company then or thereafter due and payable, shall first be paid in full in cash or, at the option of the holders of the Senior Indebtedness, cash equivalents before the Holders shall be entitled to receive any payment of principal of, premium, if any, or interest on the Notes. Notwithstanding the foregoing, any acceleration of the maturity of the Notes or other remedies pursued under the Indenture or under applicable law due to the default by the Company to make a payment of principal of, premium, if any, or interest on the Notes required by the Indenture and resulting from the operation of the foregoing subordination provisions relating to a Payment Default or a Non-Payment Default shall be automatically rescinded or discontinued to the extent permitted by applicable law and all Events of Default which permitted the acceleration of the Notes or the pursuit of other remedies under the Indenture or under applicable law shall be deemed to be automatically and permanently cured to the extent permitted by applicable law if (i) the payment or payments the omission of which gave rise to the Event of Default is or are made within 179 days after the date on which the Trustee or the Paying Agent received notice of the default or defaults on the Senior Indebtedness and (ii) at the time of such automatic rescission no other

Event of Default or Default shall have occurred and be continuing. Such automatic rescission shall be effective as of the date the conditions specified in clauses (i) and (ii) above are satisfied.

     In the event that the Company makes any payment to the Trustee, or a distribution is made to the Holders, on account of principal of, premium, if any, or interest on the Notes at a time when such payment or distribution is prohibited by the subordination provisions of the Indenture, such payment shall be held by the Trustee, and such distribution shall be held by such Holders, in trust for the benefit of, and shall be paid forthwith over and delivered, upon written request, to, the holders of Senior Indebtedness (pro rata as to each of such holders on the basis of the respective amounts of Senior Indebtedness held by them) or their representative, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in accordance with the terms thereof, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

     By reason of the subordination provisions described above, in the event of insolvency of the Company, funds that would otherwise be payable to the Holders may be paid or turned over to the holders of Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to make all payments due under the Notes. Accordingly, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders, and creditors of the Company who are not holders of Senior Indebtedness or the Holders of the Notes may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders.

     The Notes will be structurally subordinated to all liabilities, including trade payables and Capital Lease Obligations, of the Company's Subsidiaries (except for any Subsidiary that is a Subsidiary Guarantor, if any, and then the obligation of such Subsidiary Guarantor under its guaranty of payment of the Notes will be contractually subordinated to the prior payment of Guarantor Senior Indebtedness of such Subsidiary Guarantor). The right of the Company to participate as a stockholder in any distribution of assets of any such Subsidiary upon its liquidation or reorganization or winding up (and thus the ability of Holders of the Notes to benefit as creditors of the Company) is subject to the prior claims of creditors of any such Subsidiary regardless of whether such creditors are holders of Senior Indebtedness, unless such creditors have expressly agreed that their claims are subordinate to the claims of the Holders of the Notes or such Subsidiary is a Subsidiary Guarantor (and then the obligation of such Subsidiary Guarantor under its guaranty of payment of the Notes will be contractually subordinated to the prior payment of Guarantor Senior Indebtedness of such Subsidiary Guarantor). The operations of the Company are conducted through its Subsidiaries.

     The subordination provisions described above will cease to be applicable upon the effectiveness of any defeasance of the Notes pursuant to the provisions described under "Discharge of the Indenture and the Notes" below.

CERTAIN COVENANTS

     Limitation on Restricted Payments. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend on, or make any distribution in respect of the Company's or any such Subsidiary's Capital Stock or other Equity Interests, except to the extent any such dividend or other distribution is (a) actually received by the Company or a Subsidiary thereof or (b) payable solely in shares of Capital Stock or other Equity Interests (other than Redeemable Stock or Capital Stock convertible into any security other than such Capital Stock) of the Company or such Subsidiary, as the case may be; (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock or other Equity Interests of the Company or any of its Subsidiaries (other than Capital Stock or other Equity Interests held by the Company or any Wholly-Owned Subsidiary of the Company); (iii) prepay, repay, purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to a scheduled repayment date, scheduled mandatory sinking fund payment date or maturity date any Indebtedness of the Company that is subordinate in right of payment to the Notes (other than in connection with any refinancing of such Indebtedness permitted by the Indenture); or (iv) make any Investment other than Permitted Investments (each such action described in any of clauses (i) through (iv) above being referred to as a "Restricted Payment"), if, at the time of such Restricted Payment, (1) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; (2) such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made on or after the issue date of the Notes (including, without duplication, Restricted Payments described in the next succeeding paragraph), exceeds the sum of (A) 50% of the cumulative Consolidated Net Income of the Company for the period commencing on January 1, 1994 through the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment (or, if the Consolidated Net Income of the Company shall be a deficit, minus 100% of such deficit); (B) the aggregate net cash proceeds, and the Fair Market Value of any property other than cash, if any, received by the Company (other than from a Subsidiary of the Company) from the issuance and sale of either Capital Stock of the Company (other than Redeemable Stock or any Capital Stock convertible into any security other than such Capital Stock) or Indebtedness that is convertible into Capital Stock of the Company (other than Redeemable Stock or any Capital Stock convertible into any security other than such Capital Stock), to the extent such Indebtedness is actually converted into such Capital Stock; and (C) $20,000,000; or (3) the Company could not incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the Limitation on Additional Indebtedness covenant.

     The foregoing provisions shall not prohibit, so long as no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof, (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Indenture; or (ii) the declaration and payment by a Subsidiary of the Company which is required to file periodic reports under Section 13 or 15(d) of the Exchange Act (a "Reporting Subsidiary") of dividends on its common stock to all holders of such common stock on a pro rata basis out of funds legally available for the payment of dividends.

     Limitation on Other Senior Subordinated Indebtedness. The Company shall not incur, issue, create, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinated in right of payment to any Senior Indebtedness and contractually senior in right of payment to the Notes.

     Limitation on Additional Indebtedness. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (each, an "incurrence") any Indebtedness, including, without limitation, Acquired Indebtedness; provided, however, that the Company may incur Indebtedness if (i) no Default or Event of Default shall have occurred and be continuing at the time or after giving effect to the incurrence of such Indebtedness and (ii) the Consolidated Cash Flow Coverage Ratio of the Company for the four full fiscal quarters ending immediately prior to the date of the incurrence of such additional Indebtedness is at least 2.0 to 1.0.

     The foregoing limitations shall not apply, without duplication, to:

          (i) Existing Indebtedness;

          (ii) Indebtedness of (a) the Company represented by the Notes or (b) any Subsidiary Guarantor under any Subsidiary Guaranty;

          (iii) Indebtedness of the Company under the Company Credit Facility, up to $60,000,000 in aggregate outstanding principal amount (including the available undrawn amount of any letters of credit issued thereunder) at any time;

          (iv) Indebtedness of (a) Broan Limited under the Broan Limited Credit Facility, provided that such Indebtedness shall not exceed at any time $20,100,000 (Canadian) in aggregate outstanding principal amount (including the available undrawn amount of any letters of credit issued under such facility) and shall be secured only by Liens on assets of Broan Limited and
     (b) the Company under its limited guaranty of not more than $10,000,000 (Canadian) of the Indebtedness of Broan Limited under the Broan Limited Credit Facility;

          (v) Indebtedness of Aubrey Manufacturing, Inc. or Broan Mfg. Co., Inc. not exceeding at any time $3,000,000 in aggregate outstanding principal amount and, if secured, secured only by Liens on certain real property owned by such Persons;

          (vi) Indebtedness of Universal-Rundle Corporation for working capital or joint venture investment purposes not exceeding at any time $4,000,000 in aggregate outstanding principal amount and, if secured, secured only by Liens on assets of Universal-Rundle Corporation;

          (vii) Indebtedness of the Company to any of its Wholly-Owned Subsidiaries, provided that such Indebtedness is contractually subordinated in right of payment to the Notes, or Indebtedness of any Subsidiary of the Company to the Company or to any other Wholly-Owned Subsidiary of the Company, provided that if the Company or any of its Subsidiaries incurs Indebtedness to a Wholly-Owned Subsidiary of the Company which, at any time after such incurrence, ceases to be a Wholly-Owned Subsidiary, then all such Indebtedness in excess of the amount of Allowable Subsidiary Loans shall be deemed to have been incurred at the time such former Wholly-Owned Subsidiary ceases to be a Wholly-Owned Subsidiary of the Company;

          (viii) Indebtedness of a Subsidiary of the Company under a guaranty of Indebtedness of the Company (other than the Notes) which causes such Subsidiary to become a Subsidiary Guarantor pursuant to the provisions of the Limitation on Guaranties by Subsidiaries covenant;

          (ix) Indebtedness of the Company and its Subsidiaries under Interest Rate Agreements, Currency Agreements and Commodity Agreements, provided that (a) in the case of Interest Rate Agreements, such Interest Rate Agreements relate to Indebtedness permitted to be incurred under the Indenture and the notional principal amount of the obligations of the Company and its Subsidiaries under such Interest Rate Agreements does not exceed the principal amount of such Indebtedness, and (b) in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Subsidiaries outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

          (x) Indebtedness of the Company under its guaranty of payment of the principal of and interest on and certain expenses relating to certain industrial revenue bonds issued for the benefit of Spaulding Composites Company, Inc.;

          (xi) Indebtedness of the Company and its Subsidiaries under guaranties of Indebtedness incurred in the ordinary course of business of suppliers, licensees, franchisees or customers;

          (xii) Indebtedness incurred by the Company and its Subsidiaries consisting of Purchase Money Obligations and Capital Lease Obligations not exceeding at any time $15,000,000 in aggregate outstanding principal amount;

          (xiii) Acquired Indebtedness incurred by a Subsidiary of the Company to the extent such Indebtedness could have been incurred by the Company under the limitations set forth in the preceding paragraph, after giving pro forma effect to the acquisition of such Subsidiary by the Company;

          (xiv) Indebtedness of the Company and its Subsidiaries in respect of performance bonds, bankers' acceptances and surety or appeal bonds provided in the ordinary course of business;

          (xv) other Indebtedness of the Company and its Subsidiaries not to exceed at any time $10,000,000 in aggregate outstanding principal amount;

          (xvi) Liens permitted under the Limitation on Liens covenant; and

          (xvii) Indebtedness ("Refinancing Indebtedness") created, incurred, issued, assumed or guaranteed in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, substitute or refund ("refinance"), Indebtedness described in the preceding paragraph or referred to in clauses (i) through (xv) above; provided, however, that (a) the principal amount of such Refinancing Indebtedness (or if such Refinancing Indebtedness is issued at a price less than the principal amount thereof, the original issue amount of such Refinancing Indebtedness), together with the principal amount of any remaining Indebtedness under the agreement or instrument governing the Indebtedness being refinanced, shall not exceed
     (1) in the case of Refinancing Indebtedness incurred to refinance Indebtedness permitted to be incurred under any of clauses (iii) through
     (vi) and (xv) above, an amount which, when added to all other Indebtedness outstanding under such clause, shall not exceed the aggregate amount of Indebtedness permitted to be incurred under such clause, and (2) in the case of Refinancing Indebtedness incurred to refinance Indebtedness permitted to be incurred under any of clauses (i), (ii) and (vii) through
     (xiv) above, the aggregate amount of such Indebtedness outstanding at the time of such refinancing, in either case, after giving effect to any mandatory reductions in principal or other repayments required under the agreement or instrument governing such Indebtedness; (b) except in the case of Refinancing Indebtedness that refinances all of the Notes outstanding at the time of such refinancing, such Refinancing Indebtedness shall be subordinated in right of payment to the Notes at least to the same extent as the Indebtedness to be refinanced; (c) in the case of Refinancing Indebtedness incurred to refinance (1) any Existing Indebtedness, (2) the Notes, or (3) Indebtedness that ranks pari passu with or junior in right of payment to the Notes, such Refinancing Indebtedness shall have an Average Life and Stated Maturity equal to, or greater than, the Average Life and Stated Maturity of the Indebtedness to be refinanced at the time of such incurrence; (d) the proceeds of such Refinancing Indebtedness, if incurred by a Subsidiary of the Company, shall not be used to refinance Indebtedness of the Company or another Subsidiary of the Company; and (e) the incurrence of any such Refinancing Indebtedness is substantially simultaneous with the refinancing of the Indebtedness to be refinanced.

     Any Indebtedness incurred pursuant to this Limitation on Additional Indebtedness covenant shall be subject to the limitations set forth in the Limitation on Other Senior Subordinated Indebtedness covenant. For purposes of this Limitation on Additional Indebtedness covenant, the accretion of original issue discount on Indebtedness shall not be deemed to be an incurrence of Indebtedness.

     Limitation on Sale or Issuance of Capital Stock of Subsidiaries. The Company shall not (i) sell or otherwise convey or dispose of any Equity Interests of any of its Subsidiaries except to the Company or a Wholly-Owned Subsidiary of the Company or as permitted by the Limitation on Liens covenant and the Limitation On Use of Proceeds from Asset Sales covenant; or (ii) permit any of its Subsidiaries to issue or sell to any Person except the Company or a Wholly-Owned Subsidiary of the Company (a) any preferred stock of such Subsidiaries or (b) except as permitted by the Limitation On Use of Proceeds from Asset Sales covenant, any other Equity Interests of such Subsidiary.

     Limitation on Liens. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any of its assets or properties, now owned or hereafter acquired, or any income or profits therefrom, securing any Indebtedness that is pari passu with or contractually subordinated in right of payment to the Notes unless the Company or such Subsidiary, as the case may be, simultaneously executes and delivers a supplemental indenture to the Indenture providing that
(i) the Notes are secured by such Lien equally and ratably with any and all other Indebtedness secured by such Lien or (ii) in the case of Indebtedness contractually subordinated in right of payment to the Notes, the Lien securing such Indebtedness shall be subordinate in right of payment to the Lien securing the Notes to the same extent that such Indebtedness is subordinated to the Notes.

     The foregoing limitations shall not apply to: (i) Liens securing Acquired Indebtedness incurred by the Company or any Subsidiary of the Company and permitted under the Limitation on Additional Indebtedness covenant, provided that such Liens attach solely to the assets acquired and do not extend to or cover any property or assets of the Company or any of its Subsidiaries; (ii) Liens securing Refinancing Indebtedness incurred to refinance Indebtedness that has been secured by a Lien permitted under the Indenture, provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so refinanced; (iii) Liens securing Existing Indebtedness; or (iv) Permitted Liens.

     Limitation on Certain Restrictions Affecting Subsidiaries. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create or enter into or otherwise cause or permit to exist or become effective any agreement with any Person that would cause any consensual encumbrance or restriction on the ability of any such Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by the Company or any of its Subsidiaries, (ii) pay or repay any Indebtedness owed to the Company or any of its Subsidiaries which owns Equity Interests in such Subsidiary, (iii) make loans or advances to the Company or any of its Subsidiaries which owns Equity Interests in such Subsidiary, (iv) transfer any of its properties or assets to the Company or any of its Subsidiaries which owns Equity Interests in such Subsidiary or (v) guarantee any Indebtedness of the Company or any other Subsidiary of the Company except, in each case, for such encumbrances or restrictions existing under or by reason of (a) applicable law,
(b) the Indenture, (c) customary nonassignment provisions of any lease governing a leasehold interest of the Company or any of its Subsidiaries, (d) any instrument governing Indebtedness of a Person acquired by the Company or any of its Subsidiaries at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired, (e) agreements existing as of the issue date of the Notes, (f) the Company Credit Facility and (g) any agreement effecting a refinancing of Indebtedness issued pursuant to any agreement or instrument referred to in clause (d) or (e) above, provided that the terms and conditions of any such encumbrances and restrictions are not materially less favorable to the Holders than those under the agreement or instrument evidencing the Indebtedness being refinanced.

     The foregoing shall not restrict the ability of any Subsidiary of the Company to grant any Lien to the extent otherwise permitted in the Indenture.

     Repurchase upon Change of Control.  See "Change of Control" above.

     Limitation on Use of Proceeds from Asset Sales. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consummate any Asset Sale unless (i) the Company or such Subsidiary, as the case may be, receives consideration at the time of any such Asset Sale having a value (including the Fair Market Value of any non-cash consideration) at least equal to the Fair Market Value of the securities or assets being sold or otherwise disposed of, (ii) at least 75% of the consideration from such Asset Sale is received at the closing in the form of cash, Cash Equivalents (together with cash, "Cash Proceeds") or indebtedness for borrowed money of the Company or such Subsidiary that is assumed by the transferee of any such assets or any such indebtedness of any Subsidiary of the Company whose stock is purchased by the transferee, and (iii) with respect to any Asset Sale involving the Equity Interests of any Wholly-Owned Subsidiary of the Company or, in the case of subclause (b) below, any Subsidiary of the Company that was a Wholly-Owned Subsidiary of the Company prior to the first public offering referred to in such subclause (b), (a) the Company or another Wholly-Owned Subsidiary of the Company shall in such Asset Sale sell all of the Equity Interests it owns of such Subsidiary or receive Cash Proceeds at the closing of such Asset Sale in an amount not less than 75% of the Fair Market Value of all Equity Interests of such Subsidiary owned by the Company or such other Wholly-Owned Subsidiary of the Company, whether or not sold, or (b) the Company or another Subsidiary of the Company may sell, or such Subsidiary may issue, in such Asset Sale not more than 20% of the shares of common stock of such Subsidiary in one or more public offerings for cash only if, as of the date of such Asset Sale, after giving pro forma effect to such Asset Sale by excluding, in the determination of Consolidated Cash Flow of the Company for the four full consecutive fiscal quarters ending immediately prior to such Asset Sale, that portion of the Consolidated Cash Flow accounted for by such Subsidiary equal to the portion of the common stock of such Subsidiary being sold or issued in such Asset Sale, the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the Limitation on Additional Indebtedness covenant. Notwithstanding anything to the contrary in the preceding sentence, the sale by the Company of all Equity Interests of Dixieline Lumber Company or all or substantially all of the assets of Dixieline Lumber Company shall not be deemed to be an Asset Sale except to the extent that the Company or any of its Subsidiaries makes after the issue date of the Notes any Investment in Dixieline Lumber Company, in which event the aggregate amount of all such Investments shall be deemed Net Cash Proceeds without regard to the $5,000,000 exception set forth in the definition of the term Asset Sale in the Indenture. Any Net Cash Proceeds (a) in excess of the amount of cash applied by the Company or any Subsidiary of the Company during the period beginning six months prior to the date of the Asset Sale (but not prior to the issue date of the Notes) and ending 12 months after the date of such Asset Sale to purchase any business that is, or any properties and assets used primarily in, the same or a related business as those owned and operated by the Company and its Subsidiaries as of the issue date of the Notes or at the date of such Asset Sale and (b) not applied within 12 months after the date of the Asset Sale to permanently reduce Senior Indebtedness shall be deemed to be "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10,000,000, the Company shall make an offer (the "Excess Proceeds Offer") to apply the Excess Proceeds to purchase the Notes. The Excess Proceeds Offer must be in cash in an amount equal to 100% of the principal amount plus accrued and unpaid interest to the date fixed for the closing of such offer, substantially in accordance with the procedures for a Change of Control Offer described in the Repurchase upon Change of Control covenant. To the extent that the aggregate amount of Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Company may use the remaining Excess Proceeds for general corporate purposes and such amounts shall no longer be deemed Excess Proceeds. If the aggregate principal amount of Notes surrendered by Holders exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis, subject to the limitation on the authorized denominations of the Notes.

     Notwithstanding the immediately preceding paragraph (i) the Company and its Subsidiaries may, in the ordinary course of business, sell, lease, or otherwise transfer or dispose of assets acquired and held for resale in the ordinary course of business; (ii) the Company may sell, lease, or otherwise transfer or dispose of assets in accordance with the provisions described under "Merger, Consolidation or Transfer of Assets" below; (iii) the Company and its Subsidiaries may sell, lease or otherwise transfer or dispose of damaged, worn out or obsolete property in the ordinary course of business or other property no longer necessary for the proper conduct of their businesses; and (iv) the Company and its Subsidiaries may abandon assets or properties which are no longer useful in their businesses and cannot be sold.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws are applicable in connection with the repurchase of Notes pursuant to an Excess Proceeds Offer.


     Limitation on Transactions with Affiliates. Except as otherwise permitted by the Indenture, neither the Company nor any of its Subsidiaries shall make any Investment, loan, advance, guaranty or capital contribution to, or for the benefit of, or sell, lease or otherwise transfer or dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, any Affiliate of the Company or any of its Subsidiaries, unless (i) such transaction or series of transactions is in the best interests of the Company or such Subsidiary based on all relevant facts and circumstances; (ii) such transaction or series of transactions is fair to the Company or such Subsidiary and on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arms' length basis from a Person that is not an Affiliate; and (iii) (a) with respect to a transaction or series of related transactions involving aggregate payments in excess of $1,000,000, the Board of Directors and a majority of the Disinterested Directors shall approve such transaction or series of transactions by a Board Resolution evidencing their determination that such transaction or series of transactions comply with clauses (i) and (ii) above, and (b) with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $10,000,000, the Company receives a written opinion from a nationally recognized investment bank or, with respect to a transaction requiring the valuation of real property, a nationally recognized real estate appraisal firm, that such transaction or series of transactions is fair to the Company from a financial point of view. Certain transactions subject to this covenant, such as the repurchase of Capital Stock from, or an Investment in, an Affiliate of the Company also would be subject to the Limitation on Restricted Payments covenant.



     The foregoing limitation shall not apply to: (i) an Investment to be made by the Company pursuant to a commitment authorized by the Board of Directors of the Company prior to the issue date of the Notes in Ecological Engineering Associates, L.P. in an amount not to exceed $2,100,000 (including such Investments made prior to the issue date of the Notes); (ii) any payment of money or issuance of securities by the Company or any Subsidiary of the Company pursuant to employment agreements or arrangements and employee benefit plans, including reimbursement or advancement of out-of-pocket expenses and directors' and officers' liability insurance; (iii) reasonable and customary payments and other benefits (including indemnification) provided to directors for service on the Board of Directors of the Company or any of its Subsidiaries and reimbursement of expenses related thereto; or (iv) transactions between the Company and any Subsidiary of the Company, or between one Subsidiary of the Company and another Subsidiary of the Company, provided that not more than 5% of such Subsidiary is owned by any Affiliate of the Company or any of its Subsidiaries (other than the Company or a Wholly-Owned Subsidiary of the Company).

     Limitation on Guaranties by Subsidiaries. The Company shall not permit any Subsidiary of the Company, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any Subsidiary Guarantor (other than the Notes), unless such Subsidiary is a Subsidiary Guarantor or simultaneously executes and delivers (a) to the Company and the Trustee a supplemental indenture to this Indenture providing for a Subsidiary Guaranty of the Notes by such Subsidiary and any other Subsidiary Guarantors having such terms as are set forth in an exhibit to the Indenture and
(b) to the Trustee a Subsidiary Guaranty. Each Subsidiary Guaranty shall be subordinate to Guarantor Senior Indebtedness in substantially the same manner and to the same extent as the Notes are subordinated to Senior Indebtedness of the Company under the Indenture. Notwithstanding the foregoing, in the event that a Subsidiary Guarantor is released from all obligations which pursuant to the first sentence of this paragraph obligate it to become a Subsidiary Guarantor, such Subsidiary Guarantor shall be deemed automatically and unconditionally released from all obligations under its Subsidiary Guaranty without any further action required on the part of the Trustee or any Holder. In addition, upon any sale or disposition (by merger or otherwise) of any Subsidiary Guarantor by the Company or a Subsidiary of the Company to any person that is not an Affiliate of the Company or any of its Subsidiaries which is otherwise in compliance with the terms of the Indenture, such Subsidiary Guarantor will be deemed to be released from all obligations under its Subsidiary Guaranty.

     Each Subsidiary Guaranty may be modified from time to time without the consent of the Holders, to reflect such fraudulent conveyance savings provisions, net worth or maximum amount limitations as to recourse or similar provisions as are set forth in, and after giving effect to, any guaranty by any Subsidiary Guarantor of any Senior Indebtedness with respect to the Company Credit Facility.

     No Lien on the properties or assets of any Subsidiary of the Company permitted by the Limitation on Liens covenant shall constitute a guaranty of the payment of any Indebtedness of the Company for purposes of this Limitation on Guaranties by Subsidiaries covenant.

     Payments for Consents. Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

     Provision of Reports and Other Information. The Company shall file with the Commission all such definitive reports and other information as is required by Section 13 or 15(d) of the Exchange Act. Within 15 days after the same are filed with the Commission, the Company will file with the Trustee and supply to each holder of the Notes, without cost, such reports or other information. If the Company is not subject to the reporting requirements of the Exchange Act, it shall provide to the Trustee and supply to each Holder, without cost, within 15 days after it would have been required to file such information with the Commission, financial statements, including any notes thereto and, with respect to annual reports, an auditors' report by an accounting firm of established national reputation and a "Management's Discussion and Analysis of Financial Condition and Results of Operations," both comparable to that which the Company would have been required to include in such annual reports, information, documents or other reports if the Company had been subject to the requirements of such Sections 13 or 15(d) of the Exchange Act.

MERGER, CONSOLIDATION OR TRANSFER OF ASSETS

     The Company shall not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it, or permit any of its Subsidiaries to enter into any such transaction or transactions if such transaction or transactions in the aggregate would result in a transfer of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, unless: (1) the Company shall be the continuing Person, or the Person, if other than the Company, formed by such consolidation or into which the Company is merged or to which the properties and assets of the Company or of the Company and its Subsidiaries on a consolidated basis, substantially as an entirety, are transferred shall be a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and the Indenture remains in full force and effect;
(2) immediately before and immediately after giving effect to such transaction, no Event of Default and no Default shall have occurred and be continuing; (3) the Person which is formed by or survives such consolidation or merger or to which such assets are transferred (the "surviving entity"), after giving pro forma effect to such transaction, could incur $1.00 of additional Indebtedness under the first paragraph of the Limitation on Additional Indebtedness covenant;
(4) immediately after giving effect to such transaction on a pro forma basis the Consolidated Net Worth of the surviving entity shall be equal to or greater than the Consolidated Net Worth of the Company immediately before such transaction and (5) each Subsidiary Guarantor, if any, unless it is the other party to the applicable transaction described above or its Subsidiary Guaranty, after giving effect to such transaction, is to be released in accordance with the terms hereof and of such Subsidiary Guaranty, shall have confirmed by supplemental indenture that its Subsidiary Guaranty shall apply to the obligations of the Company or the surviving entity under the Indenture.

     In connection with any such consolidation, merger or transfer, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with the Indenture and that all conditions precedent therein provided for relating to such transactions have been complied with.

     Upon any consolidation or merger, or any transfer of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, in accordance with the second preceding paragraph, the successor Person formed by such consolidation or into which the Company is merged or the successor Person to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company in the Indenture, and when a successor Person assumes all the obligations of its predecessor under the Indenture or the Notes, the predecessor shall be released from those obligations; provided, however, that in the case of a transfer by lease, the predecessor shall not be released from the payment of principal of, premium, if any, and interest on the Notes.

     With respect to the transfer of all or substantially all of the assets of the Company or of the assets of the Company and its Subsidiaries on a consolidated basis, there is no precise established definition of the term "substantially all" under applicable law. Accordingly, if the Company were to engage in transactions in which it disposed of less than all of its assets or the Company or a Subsidiary of the Company were to engage in transactions in which less than all of the assets of the Company and its Subsidiaries on a consolidated basis were disposed of, a question could arise as to whether such disposition was of "substantially all" of the assets of the Company or the assets of the Company and its Subsidiaries on a consolidated basis, as the case may be, and, therefore, whether the transaction was subject to the foregoing provisions of the Indenture.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an "Event of Default": (1) the Company defaults in the payment, when due and payable, of (i) interest on any Note and the default continues for a period of 30 days, or (ii) the principal of or premium, if any, on any Notes when the same becomes due and payable at maturity, by acceleration, on the Redemption Date, on the Change of Control Payment Date, on any payment date respecting an Excess Proceeds Offer or otherwise; (2) the Company fails to comply with any of its covenants or agreements under the Repurchase upon Change of Control covenant, the Limitation on Restricted Payments covenant, or the provisions set forth under "Merger, Consolidation or Transfer of Assets" above; (3) the Company fails to comply with any of its covenants or agreements in the Notes or the Indenture (other than those referred to in clause (1) or (2) above), or any Subsidiary Guarantor fails to comply with any of its covenants or agreements in the Indenture or its Subsidiary Guaranty and such failure continues for the period and after receipt by the Company of the notice specified below; (4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries, excluding, however, the guaranty of the Company referred to in clause (x) of the Limitation on Additional Indebtedness covenant) whether such indebtedness or guaranty is now existing or hereafter created, if such default shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable or if as a result of such default the maturity of such indebtedness has been accelerated prior to its stated maturity and, in either case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness for money borrowed which has not been paid when due and payable or the maturity of which has been accelerated as a result of such default, aggregates $10,000,000 or more; (5) the Company or any of its Material Subsidiaries pursuant to or within the meaning of any bankruptcy law: (A) commences a voluntary case or proceeding; (B) consents to the entry of an order for relief against it in an involuntary case or proceeding; (C) consents to the appointment of a custodian of it or for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or
(E) admits in writing its inability to pay its debts generally as they become due; (6) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (A) is for relief against the Company or any of its Material Subsidiaries in an involuntary case or proceeding; (B) appoints a custodian of the Company or any of its Material Subsidiaries for all or substantially all of its properties; (C) orders the liquidation of the Company or any of its Material Subsidiaries; (D) and in each case the order or decree remains unstayed and in effect for 60 days; (7) final judgments for the payment of money which in the aggregate exceed $10,000,000 shall be rendered against the Company or any of its Subsidiaries by a court and shall remain unstayed or undischarged for a period of 60 days; or (8) any Subsidiary Guaranty ceases to be in full force and effect or is declared null and void, or any Subsidiary Guarantor denies that it has any further liability under any Subsidiary Guaranty or gives notice to such effect (in each case other than by reason of the termination of the Indenture or the release of such Subsidiary Guaranty in accordance with the terms of the Indenture and such Subsidiary Guaranty) and such condition shall have continued for the period and after receipt by the Company of the notice specified below.

     A Default under clause (3) or (8) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the Notes at the time outstanding notify the Company and the Trustee, of the Default and the Company does not cure such Default within 30 days after receipt of such notice. Any such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

     In the case of any Event of Default (other than as a result of a failure to comply with the Repurchase upon Change of Control covenant) occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium which the Company would have to pay if the Company then had elected to redeem the Notes, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law, anything in the Indenture or in the Notes contained to the contrary notwithstanding.

     In the case of an Event of Default as a result of a failure to comply with the Repurchase upon Change of Control covenant occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium which the Company would have to pay pursuant to the Repurchase upon Change of Control covenant, such premium shall also become and be immediately due and payable at such time as the principal and interest on the Notes become due and payable pursuant to the acceleration provisions of the Indenture to the extent permitted by law, anything in the Indenture or in the Notes contained to the contrary notwithstanding.

     If any Event of Default (other than an Event of Default specified in clause
(5) or (6) above) occurs and is continuing, the Trustee or the Holders of at least 25% of the principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by such Holders)

(the "Acceleration Notice"), may, and such Trustee at the request of such Holders shall, declare all unpaid principal of, premium, if any, and accrued interest on the Notes to be due and payable. Upon a declaration of acceleration, such principal, premium, if any, and accrued interest shall be due and payable,
(i) immediately, if no amount is outstanding and no commitment is in effect under Specified Senior Indebtedness or (ii) if any amount is outstanding or any commitment is in effect under Specified Senior Indebtedness, upon the earlier of five business days after delivery of the Acceleration Notice to the Company and the agent of the holders of Specified Senior Indebtedness by the Trustee or the Holders, as the case may be, or acceleration of the Specified Senior Indebtedness, and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the Holders by appropriate judicial proceedings. If an Event of Default specified in clause (5) or (6) above occurs, all principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the Notes then outstanding by written notice to the Trustee may rescind an acceleration and its consequences (except an acceleration due to default in payment of principal or interest on the Notes) if all existing Events of Default have been cured or waived except non-payment of principal or interest that has become due solely because of the acceleration. Subject to certain restrictions set forth in the Indenture, the Holders of at least a majority in principal amount of the outstanding Notes by notice to the Trustee may waive an existing Default or Event of Default and its consequences, except a Default in the payment of principal of, premium, if any, or interest on, any Note or a Default under a provision which requires consent of all Holders to amend. When a Default or Event of Default is waived, it is cured and ceases. A Holder of Notes may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives to the Trustee written notice that an Event of Default is continuing; (ii) the Holders of at least 25% in aggregate principal amount of any Notes outstanding make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer to the Trustee reasonable indemnity or security against any loss, liability or expense satisfactory to the Trustee; (iv) the Trustee does not comply with the request within 30 days after receipt of the request and the offer of indemnity or security; and (v) during such 30-day period the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction which is inconsistent with the request.

DISCHARGE OF THE INDENTURE AND THE NOTES

     If, at any time prior to the Stated Maturity of the Notes or the date of redemption of all outstanding Notes, the Company irrevocably deposits with the Trustee money and/or direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the payment of which guarantee or obligation the full faith and credit of the Untied States is pledged, maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of any reinvestment of such interest, to pay principal of, premium, if any, and interest on, the outstanding Notes (other than replaced Notes) to maturity or redemption, as the case may be, in accordance with the terms of the Indenture and the Notes, the Indenture and each Subsidiary Guaranty, if any, shall cease to be of further effect as to all outstanding Notes (except, among other things, as to (i) remaining rights of registration of transfer and substitution and exchange of the Notes, (ii) rights of Holders to receive payment of principal and interest on the Notes, and (iii) the rights, obligation and immunities of the Trustee).

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Subject to certain exceptions, with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, the Company and the Trustee may amend the Indenture or the Notes, or may waive compliance by the Company or any Subsidiary Guarantor with any provision of the Indenture, the Notes or such Subsidiary Guarantor's Subsidiary Guaranty. However, without the consent of each Holder affected, a waiver or an amendment to the Indenture or the Notes may not: (i) reduce the percentage of principal amount of the Notes whose Holders must consent to an amendment or waiver; (ii) make any change to the Stated Maturity of the principal of, premium, if any, or any interest on the Notes or any Redemption Price thereof, or impair the right to institute suit for the enforcement of any such payment or make any Note payable in money or securities other than that stated in the Note; (iii) make any change in the subordination provisions of the Indenture or any Subsidiary Guaranty that adversely affects the rights of any Holder of the Notes or any other change to the Indenture or any Subsidiary Guaranty that adversely affects the rights of any Holder of the Notes under such subordination provisions; (iv) waive a default in the payment of the principal of, premium, if any, or interest on, any Note; (v) make any change in the provisions of the Repurchase upon Change of Control covenant or the Limitation on Use of Proceeds of Asset Sale covenant; (vi) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guaranty or the Indenture other than in compliance with the terms of such Subsidiary Guaranty; or (vii) make any change in the amendment provisions of the Indenture.

     Notwithstanding the foregoing, without the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Notes (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the provisions described under "Merger, Consolidation or Transfer of Assets"; (iii) to provide for uncertificated Notes in addition to or in place of certificated Notes so long as such uncertificated Notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended; (iv) to make any other change that does not adversely affect the rights of any Holder; (v) to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; or (vi) to add any Subsidiary of the Company as a Subsidiary Guarantor.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquired any conflicting interest it must eliminate such conflict within 90 days, or apply to the Commission for permission to continue or resign.

     The Holders of not less than a majority in principal amount of then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing (and shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care and skill of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means, with respect to any Person, Indebtedness of such Person (i) assumed in connection with an acquisition of assets or properties from such Person, or (ii) existing at the time such Person becomes a Subsidiary of any other Person (in each case other than any Indebtedness incurred in connection with, or in contemplation of, such acquisition or such Person becoming such a Subsidiary).

     "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. A Person shall be deemed to "control" (including the correlative meanings, the terms "controlling," "controlled by", and "under common control with") another Person if the controlling Person (i) possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of voting securities, by agreement or otherwise, or (ii) owns, directly or indirectly, 10% or more of the combined voting power of all classes of the issued and outstanding equity securities of the controlled Person.

     "Allowable Subsidiary Loans" means Indebtedness of the Company to a Subsidiary not to exceed the Net Cash Proceeds received by the Company as a result of such Subsidiary becoming less than a Wholly-Owned Subsidiary through the sale of Equity Interests in compliance with the terms of the Indenture, provided that (i) all such Allowable Subsidiary Loans are contractually subordinated in right of payment to the Notes and (ii) the total amount of all Allowable Subsidiary Loans does not exceed $25,000,000.

     "Asset Sale" means, with respect to any Person, the sale, lease, conveyance or other transfer or disposition by such Person of any of its assets or properties (including by way of a sale-and-leaseback and including the sale or other transfer of any of the Capital Stock of any Subsidiary of such Person), in a single transaction or through a series of related transactions, for aggregate consideration received by such Person or a Subsidiary of such Person, net of out-of-pocket costs relating thereto (including, without limitation, legal, accounting and investment banking fees and sales commissions), in excess of $5,000,000. For purposes of this definition, consideration shall include, without limitation, any indebtedness for borrowed money of such Person or such Subsidiary that is assumed by the transferee of any assets or any such indebtedness of any Subsidiary of such Person whose stock is purchased by the transferee. Any transaction consummated in compliance with the provisions set forth under "Merger, Consolidation or Transfer of Assets" above and any Lien permitted under the Limitation on Liens covenant (and any foreclosure or other sale under any such Lien, except to the extent there are surplus proceeds from such foreclosure) shall not constitute an Asset Sale.

     "Average Life" means, as of the date of determination, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment (assuming the exercise by the obligor of such debt security of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such debt security multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

     "Broan Limited Credit Facility" means a credit facility between Broan Limited, a Canadian Subsidiary of the Company, and one or more banks or other institutional lenders, as the same may be amended, extended, amended and restated, supplemented or otherwise modified or replaced from time to time.

     "Capital Lease Obligations" means, with respect to any Person, all obligations of such Person or any of its Subsidiaries under leases of property by such Person or such Subsidiary as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP, and for purposes of the Indenture the amount of such obligations at any time shall be the aggregate capitalized amount thereof at such time, as determined in accordance with GAAP.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock (including common or preferred stock) or partnership interests.

     "Cash Equivalents" means (i) any evidence of Indebtedness, maturing not more than 365 days after the date of acquisition, issued or fully guaranteed or insured by the United States of America, or an instrumentality or agency thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (ii) any certificate of deposit, overnight bank deposit or bankers acceptance, maturing not more than 365 days after the date of acquisition, issued by, or time deposit of, a commercial banking institution having unsecured long-term debt (or whose holding company has unsecured long-term debt) rated, at the time as of which any Investment therein is made, BBB+ or better by S&P or Moody's or the equivalent of such rating by a successor rating agency, (iii) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America or any State thereof or the District of Columbia which is rated, at the time as of which any Investment therein is made, P-1 or better by Moody's or A-1 or better by S&P, or the equivalent of such rating by a successor rating agency, (iv) Investments in mutual funds, money market funds, investment pools and other savings vehicles, 100% of the assets of which are invested in Investments described in clause (i), (ii) or (iii) above, and (v) in the case of Broan Limited, (a) any evidence of Indebtedness, maturing not more than 365 days after the date of acquisition, issued or fully guaranteed or insured by Canada or any instrumentality or agency thereof (provided that the full faith and credit of Canada is pledged in support thereof), (b) any certificate of deposit, overnight bank deposit or bankers acceptance, maturing not more than 365 days after the date of acquisition, issued by, or time deposit of, a commercial banking institution having unsecured long-term debt (or whose holding company has unsecured long-term debt) rated, at the time as of which any Investment therein is made, A or better by Dominion Bond Rating Services or the equivalent of such rating by a successor rating agency and (c) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of Canada or any province thereof which is rated, at the time as of which any Investment therein is made, R-1 or better by Dominion Bond Rating Services or the equivalent of such rating by a successor rating agency.

     "Commodity Agreement" means any agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in the prices of commodities used by the Company or any of its Subsidiaries in the ordinary course of business.

     "Company Credit Facility" means one or more credit facilities between the Company and one or more banks or other institutional lenders, as the same may be amended, extended, amended and restated, supplemented or otherwise modified or replaced from time to time, specifically designated in each such credit facility as a "Company Credit Facility." All Company Credit Facilities are referred to collectively in the Indenture as the "Company Credit Facility".

     "Consolidated Amortization Expense" means, with respect to any Person for any period, the amortization expense of such Person and its Subsidiaries, determined on a consolidated basis for such period in accordance with GAAP, excluding any amortization expense included in Consolidated Interest Expense.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the sum of, without duplication, (i) Consolidated Net Income of such Person for such period, (ii) Consolidated Interest Expense of such Person for such period,
(iii) Consolidated Income Tax Expense of such Person for such period, (iv) Consolidated Depreciation Expense of such Person for such period, (v) Consolidated Amortization Expense of such Person for such period, and (vi) the amount, not to exceed 10% of Consolidated Cash Flow of such Person for such period (which amount shall be excluded in determining such Consolidated Cash
Flow), by which (A) other non-cash items of expense that reduce Consolidated Net Income of such Person for such period exceed (B) other non-cash items of expense that increase Consolidated Net Income of such Person for such period; provided, however, that, in the case of the Company, any expenses which are included in any of clauses (ii) through (vi) above for such period and which are attributable to Dixieline Lumber Company shall be deducted from Consolidated Cash Flow of the Company for such period.

     "Consolidated Cash Flow Coverage Ratio" means, with respect to any Person for any period, the ratio of Consolidated Cash Flow of such Person for such period to Consolidated Interest Expense of such Person for such period; provided, however, that, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated on a pro forma basis after giving effect, as if occurring at the beginning of such period, to (i) the incurrence of Indebtedness giving rise to the need to calculate the Consolidated Cash Flow Coverage Ratio and the retirement of any Indebtedness refinanced with the proceeds of such Indebtedness, (ii) the incurrence, during such period or since the last day of such period, of any Indebtedness (other than Indebtedness incurred for working capital purposes), and the retirement of any Indebtedness refinanced with the proceeds of such Indebtedness, (iii) the acquisition by such Person (directly or through a Subsidiary of such Person) of any company or business during such period or since the last day of such period, (iv) the sale or other disposition of assets or properties outside the ordinary course of business by such Person (directly or through a Subsidiary of such Person) and the actual application of the proceeds therefrom during such period or since the last day of such period, and (v) in the case of the Company and with respect to any such period ending prior to the date on which there shall be four fiscal quarters of the Company which commenced and ended after the issue date of the Notes, the income that could have been earned by the Company if the Cash Proceeds of the issuance of the Notes (net of underwriters' discounts and commissions and amounts used to retire Indebtedness of the Company), if any, received by the Company were invested from the beginning of such period to but excluding the date of receipt by the Company of such Cash Proceeds at the rate in effect on the last day of the last fiscal quarter within such period for United States Treasury securities maturing one year from the date of issuance of such securities, as compiled and published in the then most recent Federal Reserve Statistical Release H.15 (519).

     "Consolidated Depreciation Expense" means, with respect to any Person for any period, the depreciation and depletion expense of such Person and its Subsidiaries, determined on a consolidated basis for such period in accordance with GAAP.

     "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes (including franchise, net worth or similar taxes) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of (i) the interest expense of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, including, without limitation, all original issue discount and other interest portion of any deferred payment Indebtedness and all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing less, in the case of the Company, any interest income included in Consolidated Net Income of the Company for such period, but excluding any deferred financing fees otherwise includible in Consolidated Interest Expense of the Company for such period; (ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP; and (iii) all cash dividends or other distributions declared or paid on any Capital Stock (other than common stock or preferred stock that is not Redeemable Stock or, with respect to the Company, special common stock) of such Person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP; provided, however, that any Indebtedness bearing a floating rate of interest shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate net income (or loss) of such Person and its Subsidiaries for such period, before discontinued operations, extraordinary items and the cumulative effect of a change in accounting principles of such Person and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, provided that there shall also be excluded from Consolidated Net Income (i) any net gains or losses in respect of dispositions of assets other than in the ordinary course of business; (ii) any gains from currency exchange transactions not in the ordinary course of business consistent with past practice; (iii) any gains or losses realized from the termination of any employee pension benefit plan; (iv) any gains or losses realized upon the refinancing of any Indebtedness of such Person or any of its Subsidiaries; (v) any gains or losses arising from the destruction of property or assets due to fire or other casualty; (vi) any gains or losses from the revaluation of property or assets; (vii) the net income (or loss) of any other Person (other than a Subsidiary of such Person) except to the extent of cash dividends or distributions paid to such Person by such other Person in such period; (viii) the net income (or loss) of any Subsidiary of such Person except to the extent of the interest of such Person in such Subsidiary, provided that in the case of the Company the net income (or loss) of Dixieline Lumber Company shall be excluded; (ix) the net income (or loss) of any Subsidiary of such Person that is subject to any restriction or limitation on the payment of dividends and other distributions (including loans or advances) by operation of the terms of its charter or by agreement, instrument, judgment, decree, order or governmental regulation applicable to such Subsidiary to the extent of such restriction or limitation in such period; and (x) in the case of the Company the excess of (a) the compensation expense recorded by the Company in the computation of net earnings of the Company in respect of shares of Capital Stock (other than Redeemable Stock) or other Equity Interests, pursuant to a plan or other arrangement approved by the Board of Directors of the Company (or of a Reporting Subsidiary, if applicable), to or for the benefit of any employee, officer or director of the Company or any of its Subsidiaries or to or by any employee stock ownership plan or similar trust for the benefit of any such employee, officer or director, over (b) the amount of income taxes recorded by the Company in connection with such compensation expense of the Company.

     "Consolidated Net Worth" means, with respect to any Person at any date of determination, the sum of the Capital Stock, additional paid-in capital and cumulative translation adjustment account plus retained earnings (or minus accumulated deficit), excluding amounts attributable to Redeemable Stock, any Capital Stock convertible into Indebtedness, or Treasury Stock, of such Person and its Subsidiaries, determined on a consolidated basis in accordance with GAAP.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement entered into in the ordinary course of business and designed to protect the Company or any of its Subsidiaries against fluctuations in currency values to or under which the Company or any of its Subsidiaries is a party or a beneficiary on the issue date of the Notes or becomes a party or a beneficiary thereafter.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.


     "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors of the Company is required to deliver a Board Resolution under the Indenture, a member of such Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.



     "Equity Interests" means Capital Stock, warrants, options or other rights to acquire Capital Stock (but excluding any debt security which is convertible into, or exchangeable for, Capital Stock).



     "Exempt Person" means (i) Richard L. Bready, (ii) any Person which is an Affiliate of Richard L. Bready, and (iii) any other Affiliate of such Person so long as such Person is an Affiliate of Richard L. Bready.



     "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries, in existence on the issue date of the Notes.



     "Existing Investments" means (i) Investments of the Company and its Subsidiaries, in existence on the issue date of the Notes and (ii) Investments to be made pursuant to commitments authorized by the Board of Directors of the Company prior to the issue date of the Notes (a) in Ecological Engineering Associates, L.P. in an amount not to exceed $2.1 million (including such Investments made prior to the issue date of the Notes) and (b) in or related to a joint-venture involving Universal-Rundle Corporation in an amount not to exceed $4.0 million.



     "Fair Market Value" means, with respect to any asset, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided, however, that the Fair Market Value of any asset or assets of the Company or any of its Subsidiaries shall be determined by the Board of Directors of the Company or, if such subsidiary is a Reporting Subsidiary, of such Reporting Subsidiary, acting in good faith, and evidenced by a Board Resolution of the Company or such Reporting Subsidiary, as the case may be, delivered to the Trustee.



     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, from time to time; provided, however, that with respect to the obligations of the Company described under "Certain Covenants" and "Merger, Consolidation or Transfer of Assets," GAAP shall be determined on the basis of such principles as in effect on the issue date of the Notes.

     "Guarantor Senior Indebtedness" means, with respect to any Subsidiary Guarantor, the principal of, premium, if any, and interest on any Indebtedness of such Subsidiary Guarantor, whether outstanding on the issue date of the Notes or thereafter created, incurred, assumed or guaranteed (unless, in the case of any particular Indebtedness, the instrument under which such Indebtedness is created, incurred, assumed or guaranteed expressly provides that such Indebtedness shall not be senior or superior in right of payment to the Subsidiary Guaranty of such Subsidiary Guarantor), including, without limiting the generality of the foregoing, the principal of, premium, if any, and interest (including interest accruing after the commencement of any proceeding under Bankruptcy Law, whether or not such interest is an allowable claim) on, and all other obligations in respect of, Specified Guarantor Senior Indebtedness, but excluding: (i) Indebtedness evidenced by the Subsidiary Guaranty of such Subsidiary Guarantor; (ii) any Indebtedness of such Subsidiary Guarantor to any of its Subsidiaries or other Affiliates; (iii) any Indebtedness incurred by such Subsidiary Guarantor that is contractually subordinated in right of payment to any Guarantor Senior Indebtedness; (iv) amounts owed for goods, materials or services purchased in the ordinary course of business or for compensation to employees; (v) any Indebtedness in respect of any Capital Lease Obligation created, incurred, assumed or guaranteed prior to or, unless designated in the instrument evidencing such Capital Lease Obligation as "Senior Indebtedness", after the effective date of the Subsidiary Guaranty of such Subsidiary Guarantor; (vi) Indebtedness represented by Redeemable Stock of such Subsidiary Guarantor; and (vii) Indebtedness which when incurred is without recourse to such Subsidiary Guarantor.


     "Indebtedness" means, with respect to any Person, without duplication, any indebtedness, contingent or otherwise, (i) with respect to borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or consisting of reimbursement obligations with respect to letters of credit, or (ii) representing the deferred and unpaid balance of the purchase price of any property excluding any such balance that constitutes a trade payable or an accrued liability, in each case arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP, and shall also include, to the extent not otherwise included, (a) any Capital Lease Obligations, (b) the maximum fixed repurchase price of any Redeemable Stock, (c) indebtedness secured by a Lien to which the property or assets owned or held by such Person is subject, whether or not the obligations secured thereby shall have been assumed,
(d) guaranties of items that would be included within this definition to the extent of such guaranties, and (e) net liabilities in respect of Commodity Agreements, Currency Agreements and Interest Rate Agreements. For purposes of the immediately preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, provided that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be without duplication (y) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (z) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person is subject, the lesser of the Fair Market Value at such date of any property or asset subject to a Lien securing the Indebtedness of others or the amount of the Indebtedness secured. The amount of any Indebtedness issued at a discount shall be equal to the gross proceeds of such issuance (and not the face amount of any bond, note, debenture or similar instrument representing such Indebtedness).


     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, or other similar agreement or arrangement entered into in the ordinary course of business and designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates to or under which the Company or any of its Subsidiaries is a party or a beneficiary thereof.


     "Investment" means, with respect to any Person, (i) any direct or indirect loan or other extension of credit (other than extensions of trade credit by such Person on commercially reasonable terms and relating to the sale of property or services in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to any other Person, or (ii) any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person.

     "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease intended as security, any option or other agreement to sell or give any security interest and any filing of or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a financing statement covering leased goods under a lease not intended as security).

     "Material Subsidiary" of any Person means (i) any Subsidiary Guarantor and
(ii) any Subsidiary of such Person which at the time of determination (a) had assets which, as of the date of such Person's then most recent quarterly consolidated balance sheet, constituted at least 5% of such Person's total assets on a consolidated basis as of such date, in each case determined in accordance with GAAP, (b) had net sales for the 12-month period ending on the date of such Person's most recent quarterly consolidated statement of income which constituted at least 5% of such Person's total net sales on a consolidated basis for such period, or (c) had operating income for the 12-month period ending on the date of such Person's most recent quarterly consolidated statement of operating income which constituted at least 10% of such Person's total operating income on a consolidated basis for such period.

     "Net Cash Proceeds" means the aggregate Cash Proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale, net of the out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions) and any relocation expenses and severance and shutdown costs incurred as a result thereof, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP as a consequence of such Asset Sale, amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets which are the subject of such Asset Sale and any reasonable reserve in accordance with GAAP for adjustments in respect of the sale price of such asset or assets.

     "Notes" means any of the Company's      % Senior Subordinated Notes due
            , 2004, issued under the Indenture.

     "Permitted Investments" means any of the following: (i) Cash Equivalents;
(ii) Existing Investments; (iii) Investments by the Company or a Subsidiary of the Company in any Subsidiary of the Company or any other Person that concurrently with the making of such Investment becomes a Subsidiary of the Company; (iv) guaranties by Subsidiaries of the Company permitted under the Limitation on Additional Indebtedness covenant and the Limitation on Guaranties by Subsidiaries covenant; (v) Indebtedness of the Company to any Subsidiary of the Company, provided that such Indebtedness is contractually subordinated in right of payment to the Notes; (vi) Investments by the Company or any of its Subsidiaries in debt securities or debt instruments having maturities of 10 years or less and (A) issued or fully guaranteed or insured by the United States of America, or an instrumentality or agency thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) or (B) with a rating of BBB- or better by S&P or Baa-3 or better by Moody's or the equivalent of such rating by a successor rating agency; (vii) any Investment by Broan Limited in debt securities or debt instruments having maturities of 10 years or less and issued or fully guaranteed or insured by Canada or an instrumentality or agency thereof or rated, at the time of such Investment, BBB-or better by Dominion Bond Rating Services or the equivalent of such rating by a successor rating agency, so long as the aggregate amount of all such Investments by Broan Limited does not exceed $7,500,000 at any one time outstanding; (viii) loans and advances to officers and directors of the Company or any Subsidiary of the Company made in the ordinary course of business or pursuant to an employee benefit plan, up to $3,000,000 in the aggregate at any one time outstanding;
(ix) loans and advances to vendors, suppliers and contractors of the Company or any Subsidiary of the Company and made in the ordinary course of business; (x) the receipt by the Company or its Subsidiaries of consideration other than Cash Proceeds in any Asset Sale made in compliance with the terms of the Indenture;
(xi) so long as no Default or Event of Default shall have occurred and be continuing, other Investments made after the issue date of the Notes not exceeding in the aggregate at any time outstanding (A) $10,000,000, if at the time of the making of such Investment the Notes are not rated BB+ or better by S&P or Ba1 or better by Moody's, or

(B) $20,000,000, but not more than $10,000,000 in any fiscal year of the Company, if at the time of the making of such Investment the Notes are rated BB+ or better by S&P or Ba1 or better by Moody's; provided, however, that upon the sale by the Company of all of the Equity Interests of Dixieline Lumber Company or all or substantially all of the assets of Dixieline Lumber Company, the aggregate amount of Investments permitted to be outstanding pursuant to this clause (xi) shall be increased by the amount, if any, by which the Net Cash Proceeds received by the Company from such sale (plus the amount of cash collection of any non-cash proceeds received by the Company from such sale) exceed the aggregate of all Investments in Dixieline Lumber Company made by the Company or any of its Subsidiaries after the issue date of the Notes; (xii) any Lien permitted under the Limitation on Liens covenant; and (xiii) Investments by Subsidiaries of the Company not exceeding in the aggregate $5,000,000 at any one time outstanding in Cash Equivalents described in clause (ii) of the definition of such term in the Indenture, provided that for purposes of this clause (xiii) an instrument referred to in such clause (ii) may be issued by any commercial banking institution having capital and surplus of not less than $100,000,000.

     "Permitted Liens" means (i) Liens securing Indebtedness owing to the Company by a Subsidiary of the Company; (ii) Liens securing Acquired Indebtedness incurred by the Company or any of its Subsidiaries in accordance with the provisions of the Indenture, provided such Liens were not incurred in anticipation of or in connection with the transaction pursuant to which such Acquired Indebtedness was so incurred; (iii) Liens securing Purchase Money Obligations permitted to be incurred by the provisions of the Indenture; (iv) Liens securing Indebtedness permitted by clause (xiv) of the Limitation on Additional Indebtedness covenant; and (v) any interest or title of a lessor in property subject to any Capital Lease Obligation or operating lease of the Company and of its Subsidiaries.

     "Person" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Purchase Money Obligations" means any Indebtedness of the Company or any of its Subsidiaries incurred to finance the acquisition or construction of any property or business (including Indebtedness incurred within 180 days following such acquisition or construction), including Indebtedness of a Person existing at the time such Person becomes a Subsidiary of the Company or assumed by the Company or a Subsidiary of the Company in connection with the acquisition of assets from such Person; provided, however, that (i) any Lien on such Indebtedness shall not extend to any property other than the property so acquired or constructed and (ii) at no time shall the aggregate principal amount of outstanding Indebtedness secured thereby be increased.

     "Redeemable Stock" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable before the Stated Maturity of the Notes), or upon the happening of any event, matures or is mandatorily redeemable, in whole or in part, prior to the Stated Maturity of the Notes.

     "Senior Indebtedness" means the principal of, premium, if any, and interest on any Indebtedness of the Company, whether outstanding on the issue date of the Notes or hereafter created, incurred, assumed or guaranteed (unless, in the case of any particular Indebtedness, the instrument under which such Indebtedness is created, incurred, assumed or guaranteed expressly provides that such Indebtedness shall not be senior or superior in right of payment to the Notes), including, without limiting the generality of the foregoing, the principal of, premium, if any, and interest (including interest accruing after the commencement of any proceeding under Bankruptcy Law, whether or not such interest is an allowable claim) on, and all other obligations in respect of, Specified Senior Indebtedness but excluding: (i) any Indebtedness represented by the Company's 7 1/2% Convertible Debentures due 2006; (ii) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates; (iii) any Indebtedness hereafter incurred by the Company that is contractually subordinated in right of payment to any Senior Indebtedness; (iv) amounts owed for goods, materials or services purchased in the ordinary course of business or for compensation to employees; (v) any Indebtedness in respect of any Capital Lease Obligation created, incurred, assumed or guaranteed prior to or, unless designated in the instrument evidencing such Capital Lease Obligation as "Senior Indebtedness", after the issue date of the Notes; (vi) Indebtedness represented by Redeemable Stock; (vii) Indebtedness which when incurred is without recourse to the Company; (viii) Indebtedness of the Company under the guaranty referred to in clause (x) of the Limitation on Additional Indebtedness covenant and any Indebtedness incurred by the Company in any refinancing, replacement or settlement thereof and (ix) Indebtedness of the Company and its Norfleet, Inc. Subsidiary under their guaranties of the obligations under the Indebtedness secured by the building and other real property where the Company's headquarters are located and other nearby real property.

     "Specified Senior Indebtedness" means (i) any Indebtedness outstanding under the Company Credit Facility and all fees, expenses, indemnities and other monetary obligations in respect thereof and (ii) any other Senior Indebtedness and all fees, expenses, indemnities and other monetary obligations in respect thereof, under a single credit facility or agreement between the Company and one or more banks or other lenders or under separate credit facilities or agreements between the Company and one or more banks or other lenders, entered into substantially at the same time and having substantially the same terms, which, at the time of creation thereof or determination, had or has an aggregate principal amount outstanding, together with any unutilized commitments to lend, of at least $15,000,000 and is specifically designated in the instrument or instruments evidencing such Senior Indebtedness as "Specified Senior Indebtedness."

     "Specified Guarantor Senior Indebtedness" means, with respect to any Subsidiary Guarantor, any Guarantor Senior Indebtedness of such Subsidiary Guarantor which consists of a guaranty of any Specified Senior Indebtedness and all fees, expenses, indemnities and other monetary obligations with respect to such Guarantor Senior Indebtedness.

     "Stated Maturity" means, with respect to any security or Indebtedness, the date specified therein as the fixed date on which the principal of such security or Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security or Indebtedness at the option of the holder thereof upon the happening of any contingency).

     "Subsidiary" of any Person means any corporation, partnership, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors or, in the case of a Person which is not a corporation, the members of the appropriate governing board or other group is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof; provided, however, that Forges et Boulonneries D'Ars-sur-Moselle shall not be deemed to be a Subsidiary of the Company so long as (i) all Indebtedness of Forges et Boulonneries D'Ars-sur-Moselle is non-recourse to the Company and its Subsidiaries and (ii) the Company invests not more than $2,000,000 in debt or equity capital of Forges et Boulonneries D'Ars-sur-Moselle on a cumulative basis from the issue date of the Notes.

     "Subsidiary Guarantor" means, with respect to any Subsidiary Guaranty, the issuer of such Subsidiary Guaranty, so long as such Subsidiary Guaranty remains outstanding.

     "Subsidiary Guaranty" means any guaranty of the Notes pursuant to a supplemental indenture executed and delivered pursuant to the Limitation on Guaranties by Subsidiaries covenant, including as the context may require either or both of the guaranty of the Notes set forth as an exhibit to the Indenture upon the execution and delivery by a Subsidiary Guarantor of such supplemental indenture and any separate guaranty of the Notes or confirmation of guaranty executed and delivered by such Subsidiary Guarantor pursuant to such supplemental indenture.

     "Trustee" means the party named as the "Trustee" in the first paragraph of the Indenture until a successor replaces it pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

     "Wholly-Owned Subsidiary" of any Person means any Subsidiary of such Person to the extent the entire voting share capital of such Subsidiary is owned by such Person (either directly or indirectly through Wholly-Owned Subsidiaries).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following discussion summarizes the material United States Federal income tax considerations of the purchase, ownership and disposition of the Notes. This summary is based upon the Internal Revenue Code of 1986, as amended, and authorities thereunder, in effect and existing as of the date hereof.

     This summary applies only to holders of Notes who are United States citizens or residents or United States corporations, partnerships, estates or trusts. This summary does not apply to holders of Notes who are nonresident alien individuals or to foreign corporations, partnerships, estates or trusts, to whom different rules would apply. In addition, this summary only applies to those persons who are the initial holders of Notes and who hold Notes as capital assets. This summary does not address the tax consequences to taxpayers who purchase Notes from such original holders or taxpayers who are subject to special rules (such as dealers in securities or currencies, financial institutions, tax-exempt organizations and insurance companies), or aspects of Federal income taxation that may be relevant to a prospective investor based upon such investor's particular tax situation.

     PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL OR FOREIGN TAX LAWS TO WHICH THEY MAY BE SUBJECT.

TAXATION OF THE NOTES

     Holders of Notes will be required to include interest on the Notes in their gross income as ordinary income under their usual method of accounting for interest income for Federal income tax purposes. Generally, any sale or redemption of a Note will result in taxable gain or loss equal to the difference between the amount of cash or the fair market value of other property received (except to the extent the consideration is attributable to accrued but unpaid interest, which consideration is treated as interest received) and the holder's adjusted tax basis in the Note. Assuming a holder purchased Notes for the full principal amount of such Notes, such holder's adjusted tax basis for determining gain or loss on the sale or other disposition of a Note will be the principal amount of such Notes decreased by any previous principal payments to the holder on the Notes and increased by any interest previously included in income for tax purposes but not paid to the holder. Any gain or loss upon a sale or other disposition of a Note will generally be capital gain or loss, which will be long term if the Note has been held by the holder for more than one year. The taxation of redemptions of a holder's Notes at a premium (see "Description of the Notes -- Optional Redemption" and "Description of the Notes -- Change of Control") will be subject to the rules generally governing the taxation of redemptions and dispositions.

BACKUP WITHHOLDING

     A holder may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to payments received with respect to the Notes. This withholding generally applies only if the holder (i) fails to furnish his or her social security or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service (the "IRS") that he or she has failed to properly report payment of interest and dividends and the IRS has notified the Company that he or she is subject to backup withholding, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's Federal income tax liability, provided that the required information is furnished to the IRS. Certain holders (including corporations) are not subject to backup withholding. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                        DESCRIPTION OF OTHER OBLIGATIONS

     The following is a description of the principal obligations of the Company in respect of indebtedness for borrowed money that will exist following the Refinancing. This description is complete in all material respects.

  Mortgage Notes and Other Obligations

     The Company's subsidiaries have outstanding mortgage notes and other similar indebtedness (the "Mortgage Notes") in the principal amount of $17,237,000 as of October 2, 1993 (net of current maturities of $687,000). The Mortgage Notes are payable in installments through 1999 and bear interest at rates ranging from 2% to 13.5%. Mortgage Notes in the amount of $17,087,000 are collateralized by property and equipment with an aggregate net book value of $15,205,000 at October 2, 1993. The Mortgage Notes rank senior in right and priority of payment to the Notes.

     One of these Mortgage Notes is payable by the Company's Nordyne subsidiary, and the related industrial revenue bond financing agreement restricts Nordyne's ability to declare cash dividends to the Company in the event that Nordyne's tangible net worth is less than $9,000,000 at the end of any quarter. If such net worth is determined to be below $9,000,000 at the end of any quarter, this agreement provides that Nordyne shall not pay any cash dividends to the Company in any twelve-month period thereafter to the extent that such cash dividends exceed, in the aggregate, forty percent (40%) of its net income accrued after the quarter in which Nordyne's tangible net worth was less than $9,000,000. As of October 2, 1993, Nordyne's tangible net worth substantially exceeded $9,000,000 and the amount of indebtedness outstanding under the industrial revenue bond financing agreement was $1,800,000.

  Other Obligations

     The Company's subsidiaries are obligated under debt instruments relating to equipment purchases and other borrowings in the principal amount of $1,542,000 as of October 2, 1993 (net of current maturities of $371,000). Such instruments bear interest from 2% to 13.8% and mature at various dates through 2001. Indebtedness of $1,292,000 represented by such instruments is collateralized by property and equipment with an aggregate net book value of $1,516,000 as of October 2, 1993. Such instruments rank senior in right and priority of payment to the Notes.

  7 1/2% Convertible Sinking Fund Debentures

     As of October 2, 1993, the Company had $15.5 million principal amount outstanding of 7 1/2% Convertible Sinking Fund Debentures due 2006 (the "Convertible Debentures"). The Convertible Debentures were issued under an Indenture dated May 1, 1986 between the Company and Fleet National Bank, a copy of which, through incorporation by reference, is an exhibit to the Registration Statement of which this Prospectus is a part. The following is qualified in its entirety by reference to such Indenture.

     At December 31, 1992, the Convertible Debentures were convertible into shares of Common Stock of the Company at $21.56 per share, which is subject to adjustment under certain conditions. The Convertible Debentures are redeemable at the option of the Company as a whole or from time to time in part, at 102.25% of par value, declining to 100% on May 1, 1996. All sinking fund requirements of the Convertible Debentures have been met to date. The Convertible Debentures rank pari passu to the Notes.

     The Indenture governing the Convertible Debentures limits the payment of cash dividends and stock payments and requires that the Company maintain a minimum net worth, as defined, of $100,000,000. If the net worth at the end of any two consecutive fiscal quarters falls below the minimum, then on the last day of the fiscal quarter (the "Accelerated Payment Date") next following such second fiscal quarter, the Company will be required to accelerate the then outstanding principal amount of the Convertible Debentures due after such Accelerated Payment Date. Upon such acceleration, the Company will be required to redeem amounts of the Convertible Debentures until the Company's net worth exceeds $100,000,000 or until all of the Convertible Debentures are redeemed.

     With respect to such mandatory redemptions, the redemption price of the Convertible Debentures will be the outstanding principal amount plus accrued interest to the Accelerated Payment Date. The Company may credit against its redemption obligation upon any Accelerated Payment Date the principal amount of
(i) Convertible Debentures acquired by the Company and surrendered for cancellation (including converted Convertible Debentures), and (ii) Convertible Debentures redeemed or called for redemption otherwise than through operation of the sinking fund or through redemption following an Accelerated Payment Date. In no event shall the failure to meet the minimum net worth stated above at the end of any fiscal quarter be counted toward more than one acceleration of any sinking fund payment.

  Canadian Secured Credit Facility

     The Company's Canadian subsidiary, Broan Limited, has a $15.0 million (based on exchange rates at October 2, 1993) secured line of credit, of which $11.1 million (based on exchange rates at October 2, 1993) is available to the Company (the "Line of Credit"). The Line of Credit prohibits dividends or other distributions to the Company from Broan Limited in excess of $11.1 million (based on exchange rates at October 2, 1993). Borrowings under the Line of Credit are available for working capital and other general corporate purposes. The Line of Credit contains covenants requiring Broan Limited to maintain (i) a ratio of earnings before interest and taxes to interest of at least 2 to 1, (ii) a working capital ratio of at least 1.5 to 1 and (iii) a debt to equity ratio of no higher than 3 to 1; the Line of Credit also limits the annual amount of capital expenditures which Broan Limited may make to $500,000 Canadian (approximately $375,000 based on exchange rates prevailing at October 2, 1993). Broan Limited pays a commitment fee of .25% per annum on the unutilized portion of the Line of Credit payable monthly on a pro rata basis, and the Line of Credit is subject to review by the lender in April 1994. As of January 19, 1994, there were $5.8 million in outstanding borrowings under the Line of Credit, all the proceeds of which borrowings were advanced to the Company.

  Contingent Industrial Revenue Bond Obligation

     The Company remains contingently liable under approximately $7,100,000 of obligations under Industrial Revenue Bond ("IRB's") agreements, plus unpaid interest, relating to facilities of a previously owned subsidiary. This former subsidiary defaulted on certain principal and interest payments related to these IRB's during 1992 and, in February 1993, filed for protection under federal bankruptcy laws. The Company continues to vigorously pursue all available remedies to minimize any liability that may ultimately result from the outcome of this matter. The Company believes that the resolution of this matter, after giving consideration to amounts previously provided, will not have a material adverse effect on the financial position or results of operations of the Company. See Notes 8 and 16E of Notes to Consolidated Financial Statements.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") by and among the Company and the Underwriters, the Company has agreed to sell to the Underwriters, and the Underwriters have agreed to purchase from the Company, $190,000,000 in principal amount of the Notes. The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by its counsel and various other conditions. The nature of the obligations of the Underwriters is such that they are committed to purchase all of the Notes if any are purchased.

     The Underwriters have advised the Company that they propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at that price less a concession
not in excess of      % of the principal amount. After the initial public
offering, the public offering price and concession may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional $28.5 million principal amount of Notes at the public offering price set forth on the cover page hereof (plus accrued interest, if any, from the date a Note is first issued under the Indenture) less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

     There is no public market for the Notes. The Company does not intend to list the Notes on any securities exchange or to arrange for their quotation on NASDAQ. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of this offering, although they are under no obligation to do so. No assurance can be given, however, as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active trading market does not develop, the market price and liquidity of the Notes may be adversely affected.

     The Company has agreed with the Underwriters that, for a period of 90 days following the date of this Prospectus, it will not issue any additional debt securities without the prior written consent of the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and where such indemnification is not available, to contribute to payments the Underwriters may be required to make in respect of such liabilities.

     Bear, Stearns & Co. Inc. ("Bear Stearns") has entered into an agreement with the Company whereby Bear Stearns will receive $250,000 and reimbursement of out-of-pocket expenses in the event that this offering or a similar financing does not take place. During 1992 and 1993, Bear Stearns has provided certain investment banking and financial advisory services to the Company, including services in connection with the acquisition of 625,000 shares of its Common Stock. For these services, the Company has paid, or agreed to pay, compensation to Bear Stearns in customary amounts.

                                 LEGAL MATTERS

     The legality of the securities being offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Schulte Roth & Zabel, New York, New York.

                                    EXPERTS

     The audited consolidated financial statements and schedules included in or incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
NORTEK, INC. AND SUBSIDIARIES:
Report of Independent Public Accountants..........................................       F-2
Consolidated Statement of Operations for each of the Three Years in the Period
  Ended December 31, 1992, and the 39 Weeks Ended September 26, 1992 (unaudited)
  and
  October 2, 1993 (unaudited).....................................................       F-3
Consolidated Balance Sheet as of December 31, 1991 and 1992, and
  October 2, 1993 (unaudited).....................................................       F-4
Consolidated Statement of Cash Flows for each of the Three Years in the Period
  Ended December 31, 1992, and the 39 Weeks Ended September 26, 1992 (unaudited)
  and
  October 2, 1993 (unaudited).....................................................       F-6
Consolidated Statement of Stockholders' Investment for each of the Three Years in the Period Ended December 31, 1992, and the 39 Weeks Ended October 2, 1993
  (unaudited).....................................................................       F-7
Notes to Consolidated Financial Statements........................................       F-8
Pro Forma (unaudited)
  Nortek, Inc. and Subsidiaries Consolidated Statement of Operations for the Year
     Ended December 31, 1992......................................................      F-29

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Nortek, Inc.:

     We have audited the accompanying consolidated balance sheet of Nortek, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1991 and 1992 and the related consolidated statements of operations, cash flows and stockholders' investment for each of the three years in the period ended December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nortek, Inc. and subsidiaries as of December 31, 1991 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1992 in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN & CO.

Boston, Massachusetts
March 26, 1993

                         NORTEK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                           39 WEEKS ENDED
                                                        YEARS ENDED DECEMBER 31,       -----------------------
                                                    --------------------------------   SEPT. 26,   OCTOBER 2,
                                                       1990        1991       1992       1992         1993
                                                    ----------   --------   --------   ---------   -----------
                                                                                       (UNAUDITED)
                                                            (IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND RATIOS)
NET SALES.........................................  $1,037,239   $917,049   $799,979   $617,230     $ 575,795
                                                    ----------   --------   --------   ---------   -----------
COSTS AND EXPENSES:
Cost of products sold.............................     808,382    693,091    595,177    465,657       414,600
Selling, general and administrative expense.......     245,369    212,943    184,366    139,953       139,844
                                                    ----------   --------   --------   ---------   -----------
                                                     1,053,751    906,034    779,543    605,610       554,444
                                                    ----------   --------   --------   ---------   -----------
Operating earnings (loss).........................     (16,512)    11,015     20,436     11,620        21,351
Interest expense..................................     (48,949)   (39,184)   (29,232)   (22,387)      (20,165)
Interest and dividend income......................      15,111      8,769      4,446      3,567         2,464
Net gain (loss) on investment and marketable
  securities......................................     (10,000)       400        850      1,400         2,350
Settlement of litigation..........................          --    (11,500)        --         --            --
Loss on businesses sold or held for sale..........          --    (15,200)   (14,500)   (12,500)      (20,300)
                                                    ----------   --------   --------   ---------   -----------
Loss from continuing operations before provision
  (credit) for income taxes.......................     (60,350)   (45,700)   (18,000)   (18,300)      (14,300)
Provision (credit) for income taxes...............     (18,950)   (11,000)     3,000      1,300        (1,500)
                                                    ----------   --------   --------   ---------   -----------
Loss from continuing operations...................     (41,400)   (34,700)   (21,000)   (19,600)      (12,800)
Loss from discontinued operations.................      (6,600)        --     (3,300)        --            --
                                                    ----------   --------   --------   ---------   -----------
Loss before extraordinary gain....................     (48,000)   (34,700)   (24,300)   (19,600)      (12,800)
Extraordinary gain from debt retirements..........       9,900      7,600        100        100            --
                                                    ----------   --------   --------   ---------   -----------
Loss before the cumulative effect of an accounting
  change..........................................     (38,100)   (27,100)   (24,200)   (19,500)      (12,800)
Cumulative effect of an accounting change.........          --         --         --         --        (2,100)
                                                    ----------   --------   --------   --------     ---------
NET LOSS..........................................  $  (38,100)  $(27,100)  $(24,200)  $(19,500)    $ (14,900)
                                                    ==========   ========   ========   ========     =========

NET EARNINGS (LOSS) PER SHARE:
CONTINUING OPERATIONS --
  Primary.........................................  $    (3.07)  $  (2.57)  $  (1.67)  $  (1.56)    $   (1.02)
                                                    ----------   --------   --------   ---------   -----------
  Fully diluted...................................  $    (3.07)  $  (2.57)  $  (1.67)  $  (1.56)    $   (1.02)
                                                    ----------   --------   --------   ---------   -----------
DISCONTINUED OPERATIONS --
  Primary.........................................        (.49)        --       (.26)        --            --
                                                    ----------   --------   --------   ---------   -----------
  Fully diluted...................................        (.49)        --       (.26)        --            --
                                                    ----------   --------   --------   ---------   -----------
LOSS BEFORE EXTRAORDINARY GAIN --
  Primary.........................................       (3.56)     (2.57)     (1.93)     (1.56)        (1.02)
                                                    ----------   --------   --------   ---------   -----------
  Fully diluted...................................       (3.56)     (2.57)     (1.93)     (1.56)        (1.02)
                                                    ----------   --------   --------   ---------   -----------
EXTRAORDINARY GAIN --
  Primary.........................................         .73        .56        .01        .01            --
                                                    ----------   --------   --------   ---------   -----------
  Fully diluted...................................         .73        .56        .01        .01            --
                                                    ----------   --------   --------   ---------   -----------
CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE --
  Primary.........................................          --         --         --         --          (.17)
                                                    ----------   --------   --------   ---------   -----------
  Fully diluted...................................          --         --         --         --          (.17)
                                                    ----------   --------   --------   ---------   -----------
NET LOSS --
  Primary.........................................  $    (2.83)  $  (2.01)  $  (1.92)  $  (1.55)    $   (1.19)
                                                     ==========  ========   ========   =========   ===========
  Fully diluted...................................  $    (2.83)  $  (2.01)  $  (1.92)  $  (1.55)    $   (1.19)
                                                     ==========   ========   ========   =========   ===========
WEIGHTED AVERAGE NUMBER OF SHARES:
  Primary.........................................      13,485     13,460     12,645     12,690        12,605
                                                     ==========   ========   ========   =========   ===========
  Fully diluted...................................      14,407     14,312     13,411     13,454        13,332
                                                     ==========   ========   ========   =========   ===========

   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                     ASSETS

                                                                DECEMBER 31,
                                                            ---------------------     OCTOBER 2,
                                                              1991         1992          1993
                                                            --------     --------     -----------
                                                                                      (UNAUDITED)
                                                                           (AMOUNTS IN THOUSANDS)
CURRENT ASSETS:
Unrestricted --
  Cash and investments at cost which approximates
     market...............................................  $ 16,509     $ 23,467      $  50,355
  Marketable securities...................................    26,410       50,281         10,152
Restricted --
  Cash and investments at cost which approximates
     market...............................................    32,829        8,187          6,687
  Marketable securities...................................       603           --             --
Accounts receivable, less allowances of $4,532,000,
  $3,961,000 and $4,208,000...............................    83,528       78,363         96,429
Inventories --
  Raw materials...........................................    35,468       27,269         29,642
  Work in process.........................................    16,958        9,792         10,614
  Finished goods..........................................    41,826       39,082         46,354
                                                            --------     --------     -----------
                                                              94,252       76,143         86,610
                                                            --------     --------     -----------
Current assets of business held for sale..................    17,682       18,990         25,581
Insurance claims receivable...............................        --           --         14,500
Prepaid expenses..........................................     6,826        4,216          3,662
Other current assets......................................     5,235        3,853          1,217
U.S. Federal deferred income tax asset....................    18,000       22,000         17,000
                                                            --------     --------     -----------
          Total Current Assets............................   301,874      285,500        312,193
                                                            --------     --------     -----------
PROPERTY AND EQUIPMENT, AT COST:
Land......................................................     9,597        7,376          5,975
Buildings and improvements................................    72,001       54,416         54,461
Machinery and equipment...................................   113,232      103,246        111,027
                                                            --------     --------     -----------
                                                             194,830      165,038        171,463
Less -- Accumulated depreciation..........................    67,226       66,469         79,799
                                                            --------     --------     -----------
          Total Property and Equipment, net...............   127,604       98,569         91,664
                                                            --------     --------     -----------
OTHER ASSETS:
Restricted cash and investments...........................     1,513        1,625          1,625
Goodwill, less accumulated amortization of $16,305,000,
  $16,857,000 and $18,645,000.............................    90,980       78,406         76,503
Non-current assets of business held for sale..............    31,829       30,785         10,775
Investment in and amounts due from businesses sold or
  discontinued............................................    10,262        3,019          1,392
Other.....................................................    18,310       17,469         15,453
                                                            --------     --------     -----------
                                                             152,894      131,304        105,748
                                                            --------     --------     -----------
                                                            $582,372     $515,373      $ 509,605
                                                            ========     ========     ===========


   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                    LIABILITIES AND STOCKHOLDERS' INVESTMENT

                                                                DECEMBER 31,
                                                            ---------------------     OCTOBER 2,
                                                              1991         1992          1993
                                                            --------     --------     -----------
                                                                                      (UNAUDITED)
                                                                           (AMOUNTS IN THOUSANDS)
CURRENT LIABILITIES:
Notes payable, current maturities of long-term debt and
  other short-term obligations............................  $  4,875     $  6,810      $  23,678
Accounts payable..........................................    52,149       45,052         47,473
Accrued expenses and taxes, net...........................    96,277       92,276        103,543
Current liabilities of business held for sale.............     8,916        8,775         11,212
Insurance claims advances.................................     --           --             6,600
                                                            --------     --------     -----------
          Total Current Liabilities.......................   162,217      152,913        192,506
                                                            --------     --------     -----------
OTHER LIABILITIES:
Deferred income taxes.....................................    29,018       29,696         18,000
Other.....................................................     5,627        3,995          8,363
                                                            --------     --------     -----------
                                                              34,645       33,691         26,363
                                                            --------     --------     -----------
NOTES, MORTGAGE NOTES AND DEBENTURES PAYABLE, LESS CURRENT
  MATURITIES..............................................   223,150      192,938        170,063
                                                            --------     --------     -----------
Mortgage notes payable of business held for sale..........     9,431        8,925          8,638
COMMITMENTS AND CONTINGENCIES (NOTE 8)
STOCKHOLDERS' INVESTMENT:
Preference stock, $1 par value;
  authorized 7,000,000 shares, none issued................        --           --             --
Common stock, $1 par value; authorized 40,000,000 shares,
  15,437,960, 15,602,142 and 15,742,582 shares issued.....    15,438       15,602         15,743
Special common stock, $1 par value; authorized 5,000,000
  shares, 1,076,352, 990,007 and 859,567 shares issued....     1,077          990            859
Additional paid-in capital................................   134,493      134,599        134,618
Retained earnings.........................................    27,966        3,766        (11,134)
Less -- treasury common stock at cost, 3,163,327,
  3,795,028 and 3,795,028 shares..........................   (24,365)     (26,371)       (26,371)
    -- treasury special common stock at cost, 271,574
  shares..................................................    (1,680)      (1,680)        (1,680)
                                                            --------     --------     -----------
          Total Stockholders' Investment..................   152,929      126,906        112,035
                                                            --------     --------     -----------
                                                            $582,372     $515,373      $ 509,605
                                                            ========     ========     ===========


   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                  39 WEEKS ENDED
                                                                YEARS ENDED DECEMBER 31,       --------------------
                                                             -------------------------------   SEPT. 26,   OCT. 2,
                                                               1990       1991        1992       1992        1993
                                                             --------   ---------   --------   ---------   --------
                                                                                               (UNAUDITED)
                                                                                             (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)........................................  $(38,100)  $ (27,100)  $(24,200)  $ (19,500)  $(14,900)
                                                             --------   ---------   --------   ---------   --------
ADJUSTMENTS TO RECONCILE NET EARNINGS (LOSS) TO CASH:
Depreciation and amortization..............................    31,050      28,373     23,644      19,455     16,566
Write off of goodwill and intangible assets................     4,605          --         --          --         --
(Gain) loss on sale of property and equipment..............       433           6        (73)        297         33
(Gain) loss on sale of investment and marketable
  securities...............................................    10,000        (400)      (850)     (1,400)    (2,350)
Gain on debt retirements...................................   (16,500)    (12,600)      (150)       (150)        --
Loss on businesses sold or held for sale...................     9,500      15,200     19,500      12,500     20,300
Settlement of litigation...................................        --      11,500         --          --         --
Cumulative effect of an accounting change..................        --          --         --          --      2,100
Deferred federal income tax provision (credit) from
  continuing operations....................................     1,400      (9,350)    (1,700)      2,450     (7,800)
Changes in certain assets and liabilities, net of effects
  from acquisitions and dispositions:
  Accounts receivable, net.................................    22,184      (8,862)    (7,323)    (17,526)   (21,872)
  Prepaids and other current assets........................    (4,876)     (2,019)     2,443       2,306        398
  U. S. Federal income tax refund..........................    11,883      16,401      1,803          --         --
  Inventories..............................................    27,177      11,703     (2,807)     (7,929)    (6,567)
  Net assets of discontinued operations....................     4,744       1,797         --          --         --
  Accounts payable.........................................   (17,371)     18,735     (1,638)      2,816      3,202
  Accrued expenses and taxes...............................   (12,265)     (3,087)     3,398       8,016      4,985
  Long-term assets, liabilities and other, net.............       (47)       (679)        52      (1,529)     7,097
                                                             --------   ---------   --------   ---------   --------
         Total adjustments to net earnings (loss)..........    71,917      66,718     36,299      19,306     16,092
                                                             --------   ---------   --------   ---------   --------
         Net Cash Provided (Used) by Operating
           Activities......................................    33,817      39,618     12,099        (194)     1,192
                                                             --------   ---------   --------   ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures.......................................   (23,341)    (15,902)    (8,804)     (7,794)    (7,227)
Proceeds from the sale of property and equipment...........     1,174       3,573      1,045         948         80
Purchase of investments and marketable securities..........   (41,638)   (195,677)   (94,671)    (77,267)   (90,502)
Purchase of restricted investments and marketable
  securities...............................................    (2,000)       (603)        --          --         --
Proceeds from the sale of investments and marketable
  securities...............................................    70,257     203,133     72,280      72,280    133,000
Proceeds from the sale of restricted investments and
  marketable securities....................................    32,535       2,972         --          --         --
Net proceeds from businesses sold or discontinued..........    20,951      38,496     38,813      23,628     (2,420)
Change in restricted cash and investments..................   (46,625)     13,972     13,030      12,993      1,500
Other, net.................................................    (1,102)        296      1,080         735     (2,607)
                                                             --------   ---------   --------   ---------   --------
         Net Cash Provided by Investing Activities.........    10,211      50,260     22,773      25,523     31,824
                                                             --------   ---------   --------   ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of debentures and notes payable...................   (40,612)    (43,444)   (21,693)    (14,578)    (1,104)
Increase in borrowings.....................................       819      15,860      4,197       3,650         --
Payment of borrowings......................................   (30,002)    (73,911)    (5,692)     (7,821)    (3,683)
Cash dividends paid........................................    (1,284)       (324)        --          --         --
Nortek common stock sold to Bready Associates..............     2,708          --         --          --         --
Purchase of Nortek Common and Special Common Stock.........    (2,486)       (713)    (2,006)     (2,006)        --
Other, net.................................................        (1)     (2,357)    (2,720)        935     (1,341)
                                                             --------   ---------   --------   ---------   --------
         Net Cash Used in Financing Activities.............   (70,858)   (104,889)   (27,914)    (19,820)    (6,128)
                                                             --------   ---------   --------   ---------   --------
Net increase (decrease) in unrestricted cash and
  investments..............................................   (26,830)    (15,011)     6,958       5,509     26,888
Unrestricted cash and investments at the beginning of the
  period...................................................    58,350      31,520     16,509      16,509     23,467
                                                             --------   ---------   --------   ---------   --------
Unrestricted cash and investments at the end of the
  period...................................................  $ 31,520   $  16,509   $ 23,467   $  22,018   $ 50,355
                                                             ========   =========   ========   =========   ========


   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT
 FOR THE THREE YEARS ENDED DECEMBER 31, 1992 AND THE 39 WEEKS ENDED OCTOBER 2,
                                1993 (UNAUDITED)

                                               SPECIAL    ADDITIONAL                               DEFERRED
                                   COMMON      COMMON      PAID-IN       RETAINED     TREASURY     COMPEN-
                                    STOCK      STOCK       CAPITAL       EARNINGS      STOCK       SATION
                                   -------     ------     ----------     --------     --------     -------
                                   (AMOUNTS IN THOUSANDS)
BALANCE, December 31, 1989....... $15,023      $1,492      $138,068      $ 96,243     $(27,731)    $(5,064)
288,526 shares of special common
  stock converted into 288,526
  shares of common stock.........     289        (289)           --           --            --         --
510,292 shares of common treasury
  stock and 172,160 shares of
  special common treasury stock
  acquired from the ESOP (Note
  6).............................      --         --         (3,194)          --        (2,410)      5,064
285,000 shares of common treasury
  stock sold to Bready
  Associates.....................      --         --           (381)       (1,797)       4,886         --
17,524 shares of common treasury
  stock and 443 shares of special
  common treasury stock
  acquired.......................      --         --             --           --           (76)        --
Cash dividends of $.10 per common
  share and $.04 per special
  common share...................      --         --             --        (1,280)         --          --
Net loss.........................      --         --             --       (38,100)         --          --
                                   -------     ------     ----------     --------     --------     -------
BALANCE, December 31, 1990.......  15,312       1,203        134,493       55,066      (25,331)        --
126,817 shares of special common
  stock converted into 126,817
  shares of common stock.........     126        (126)           --           --           --          --
432,292 shares of common treasury
  stock and 777 shares of special
  common treasury stock
  acquired.......................      --         --             --           --          (714)        --
Net loss.........................      --         --             --       (27,100)         --          --
                                   -------     ------     ----------     --------     --------     -------
BALANCE, December 31, 1991.......  15,438       1,077        134,493       27,966      (26,045)        --
86,345 shares of special common
  stock converted into 86,345
  shares of common stock.........      87         (87)           --           --           --          --
631,701 shares of common treasury
  stock acquired, net............      --         --             --           --        (2,006)        --
77,837 shares of common stock
  issued upon exercise of stock
  options........................      77         --            106           --           --          --
Net loss.........................      --         --             --       (24,200)         --          --
                                   -------     ------     ----------     --------     --------     -------
BALANCE, December 31, 1992.......  15,602         990        134,599        3,766      (28,051)        --
130,440 shares of special common
  stock converted into 130,440
  shares of common stock.........     131        (131)           --           --           --          --
10,000 shares of common stock
  issued upon exercise of stock
  options........................      10         --             19           --           --          --
Net loss.........................      --         --             --       (14,900)         --          --
                                   -------     ------     ----------     --------     --------     -------
BALANCE, October 2, 1993
  (unaudited).................... $15,743      $  859      $134,618      $(11,134)    $(28,051)    $   --
                                   =======     ======     ==========     ========     ========     =======


   The accompanying notes are an integral part of these financial statements.

                         NORTEK, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Nortek, Inc. and all of its significant wholly-owned subsidiaries (the "Company" or "Nortek") after elimination of intercompany accounts and transactions. Certain amounts in the prior years' financial statements have been reclassified to conform to the presentation at December 31, 1992.

CASH, INVESTMENTS AND MARKETABLE SECURITIES

     Investments consist of short-term (maturities of less than 30 days) highly liquid investments which are readily convertible into cash. Investments and marketable securities are carried at the lower of aggregate cost or approximate market price.

     The Company has classified as restricted, certain cash, investments and marketable securities that are not fully available for use in its operations. At December 31, 1992, approximately $8,187,000 of cash and investments has been pledged as collateral for insurance and other requirements and is classified as restricted in current assets, and approximately $1,625,000 of subsidiary cash and investments is classified as restricted in other assets in the accompanying consolidated balance sheet.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          CASH AND INVESTMENTS --

          The carrying amount approximates fair value because of the short maturity of those instruments.

          MARKETABLE SECURITIES --

          The fair value of marketable securities is based on quoted market prices. At December 31, 1992, the fair value of marketable securities approximated the amount on the Company's consolidated balance sheet.

          LONG-TERM DEBT --

          The fair value of long-term indebtedness was estimated based on prices related to transactions involving the Company's long-term indebtedness or valuations prepared by independent third parties. At December 31, 1992, the fair value of long-term indebtedness approximates the amount on the Company's consolidated balance sheet.

INVENTORIES

     Inventories are valued at the lower of cost or market. At December 31, 1991 and 1992, approximately $51,769,000 and $57,432,000 of total inventories, respectively, were valued on the last-in, first-out method. Under the first-in, first-out method (FIFO) of accounting, such inventories would have been $14,642,000 and $15,051,000 greater at December 31, 1991 and 1992, respectively. All other inventories were valued under the FIFO method.

SALES RECOGNITION

     The Company recognizes sales upon the shipment of its products net of applicable provisions for discounts and allowances. The Company also provides for its estimate of warranty and bad debts at the time of shipment as selling, general and administrative expense.

                         NORTEK, INC. AND SUBSIDIARIES

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization of property and equipment is provided on a straight-line basis over the estimated useful lives which are generally as follows:

        Buildings and improvements.....................................     10-35 years
        Machinery and equipment, including leases......................      3-15 years
        Leasehold improvements.........................................   term of lease

     Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed of, cost and accumulated depreciation are eliminated and the resulting gain or loss is recognized.

GOODWILL

     The Company has classified as goodwill the cost in excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions. The loss from continuing operations for 1990 reflects a net after-tax charge of approximately $3,055,000 ($.23 per share) in the fourth quarter as a result of a determination that the net unamortized goodwill of one of the Company's businesses had no further continuing value. Goodwill is being amortized on a straight-line method over 40 years. Amortization charged to continuing operations amounted to $2,997,000, $2,759,000 and $2,548,000 for 1990, 1991 and 1992, respectively. The reduction in goodwill in 1991 and 1992 also included approximately $3,197,000 and $9,008,000, respectively, charged to loss on businesses sold. At each balance sheet date, the Company evaluates the realizability of goodwill based upon expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance. Based upon its most recent analysis, the Company believes that no material impairment of goodwill exists at December 31, 1992.

NET EARNINGS (LOSS) PER SHARE

     Net earnings (loss) per share amounts have been computed using the weighted average number of common and common equivalent shares outstanding during each year. Earnings (loss) per share calculations for all periods presented do not include the effect of common stock equivalents or convertible debentures (and the reduction in related interest expense) because the assumed exercise of stock options and conversion of debentures is anti-dilutive for the net loss per share amounts. Special Common Stock is treated as the equivalent of common stock in determining earnings per share results. Unallocated and unencumbered shares of the Company's Common and Special Common Stock held by the Company's ESOP were treated as treasury stock for purposes of computing earnings per share. The Company's ESOP was terminated during the second quarter of 1990 (see Note 6).

2.  CASH FLOWS
     Interest paid on indebtedness was $47,334,000, $38,658,000 and $27,436,000 in 1990, 1991 and 1992, respectively.

     The following table summarizes the activity of businesses sold or discontinued included in the accompanying consolidated statement of cash flows:
                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                                                           1990         1991         1992
                                                          -------     --------     --------
                                                          (AMOUNTS IN THOUSANDS)
    Fair value of assets sold...........................  $    --     $ 58,624     $ 52,793
    Liabilities assumed by the purchaser................       --      (11,530)     (13,329)
    Notes receivable and other non-cash proceeds
      received as part of the proceeds..................       --      (10,090)        (316)
    Cash (paid) received relating to businesses sold or
      discontinued......................................   20,951        1,492         (335)
                                                          -------     --------     --------
    Net cash proceeds from businesses sold or
      discontinued......................................  $20,951     $ 38,496     $ 38,813
                                                          =======     ========     ========

                         NORTEK, INC. AND SUBSIDIARIES

     The following summarizes other non-cash financing and investing activities:

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1990       1991       1992
                                                              ------     ------     -------
                                                              (AMOUNTS IN THOUSANDS)
    Use of restricted cash and investments in settlement of
      certain litigation (see Note 8).......................  $   --     $   --     $11,800
    Exchange of debentures (see Note 8).....................      --         --       4,050
    Settlement of 11% subordinated notes receivable (see
      Note 8)...............................................      --         --       2,576
    Non-compete agreement...................................      --        540          --
    Reduction of debt in connection with the termination of
      the Company's ESOP....................................   1,871         --          --
    Capitalized lease obligations incurred..................   1,217        113          --
    Other...................................................     989      1,174       1,556

3.  INVESTMENTS IN AND AMOUNTS DUE FROM BUSINESSES SOLD OR DISPOSED

     During the past several years, the Company received notes and other receivables and preferred stock as partial consideration from the sale of businesses. The accompanying consolidated balance sheet at December 31, 1991 and 1992 includes approximately $12,909,000 and $3,888,000, respectively, of such receivables and preferred stock ($2,647,000 and $869,000, respectively, is included in other current assets) and is net of approximately $3,384,000 and $4,320,000, respectively, of valuation reserves (see Notes 8, 10, 11, 12 and
13).

4.  INCOME TAXES

     The following is a summary of the components of earnings (loss) from continuing operations before income tax credit:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1990         1991         1992
                                                         --------     --------     --------
                                                         (AMOUNTS IN THOUSANDS)
    Domestic...........................................  $(67,150)    $(52,900)    $(24,400)
    Foreign............................................     6,800        7,200        6,400
                                                         --------     --------     --------
                                                         $(60,350)    $(45,700)    $(18,000)
                                                         ========     ========     ========


     The following is a summary of the provision (credit) for income taxes from continuing operations included in the accompanying consolidated statement of operations:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1990         1991         1992
                                                         --------     --------     --------
                                                         (AMOUNTS IN THOUSANDS)
    Federal Income Taxes --
      Current..........................................  $(24,250)    $ (5,400)    $    600
      Deferred.........................................     1,400       (9,350)      (1,700)
                                                         --------     --------     --------
                                                          (22,850)     (14,750)      (1,100)
    Foreign............................................     3,000        3,000        3,200
    State..............................................       900          750          900
                                                         --------     --------     --------
                                                         $(18,950)    $(11,000)    $  3,000
                                                         ========     ========     ========


                         NORTEK, INC. AND SUBSIDIARIES

     The deferred federal income tax provision (credit) from continuing operations includes the following timing differences:

                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                                                            1990         1991        1992
                                                          --------     --------     -------
                                                               (AMOUNTS IN THOUSANDS)
    Accelerated depreciation..........................    $    933     $ (1,320)    $(1,550)
    Accruals not deductible currently.................         725       (3,975)      1,625
    Capitalization of inventory for tax purposes......          66          (25)        250
    Effect of capital loss............................          --           --      (1,400)
    Alternative minimum income tax....................          --       (3,750)       (275)
    Other, net........................................        (324)        (280)       (350)
                                                          --------     --------     -------
    Total deferred federal income tax provision
      (credit) from continuing operations.............    $  1,400     $ (9,350)    $(1,700)
                                                          ========     ========     =======


     Prepaid income taxes, relating primarily to accruals not deductible currently, of approximately $18,000,000 at December 31, 1991 and $22,000,000 at December 31, 1992, are classified as a current asset in the accompanying consolidated balance sheet. All other cumulative deferred income tax liabilities are classified as non-current. Income tax (payments) refunds, net, were approximately $4,700,000, $5,700,000 and $(1,600,000) in 1990, 1991 and 1992,
respectively.

     The table below reconciles the federal statutory income tax rate to the effective tax rate from continuing operations of 31.4%, 24.1% and 16.7% in 1990, 1991, and 1992, respectively.

                                                              >YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                                                            1990         1991        1992
                                                          --------     --------     -------
                                                               (AMOUNTS IN THOUSANDS)
    Income tax credit at the federal statutory rate...    $(20,519)    $(15,538)    $(6,120)
    INCREASE (DECREASE) FROM STATUTORY RATE:
    Effect of unrecognized capital losses.............      (2,433)          --       3,990
    State taxes, net of federal tax effect............         868          495         594
    Amortization not deductible for tax purposes......         163          358         552
    Write-off of goodwill.............................       1,039           --          --
    Businesses sold...................................          --          968       2,827
    Foreign source deemed income......................          --        2,182         648
    Tax effect on foreign income......................         589          546         479
    Other, net........................................       1,343          (11)         30
                                                          --------     --------     -------
    Income tax provision (credit) from continuing
      operations......................................    $(18,950)    $(11,000)    $ 3,000
                                                          ========     ========     =======

     Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company will change its method of accounting for income taxes in the first quarter of 1993. Prior year financial statements will not be restated to reflect the new accounting method. The effect of this new accounting method will not require a material adjustment for the cumulative effect of an accounting change. For years through December 31, 1992, the provision (credit) for income taxes was computed in accordance with the comprehensive income tax allocation method, which recognizes the tax effects of all income and expense transactions included in each year's consolidated statement of operations regardless of the year the transactions are reported for tax purposes. Under SFAS No. 109, deferred income tax assets or liabilities will be computed based on the difference (temporary differences) between the financial statement and income tax bases of assets and liabilities, using the current marginal income tax rates in effect for the year in which the

                         NORTEK, INC. AND SUBSIDIARIES
differences are expected to reverse. Deferred income tax expenses or credits will be based on the changes in the asset or liability between periods.

5.  NOTES, MORTGAGE NOTES AND DEBENTURES PAYABLE

     Notes, mortgage notes and debentures payable at December 31, 1991 and 1992 consists of the following:

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1991         1992
                                                                     --------     --------
                                                                          (AMOUNTS IN
                                                                     THOUSANDS)
    Notes payable to banks.........................................  $     64     $     --
    Mortgage notes payable.........................................    21,251       20,661
    Other..........................................................     7,662        4,435
    9 3/4% senior notes due 1997 ("9 3/4% Senior Notes"), net of
      unamortized debt discount of $8,049,000 and $6,967,000.......    43,396       44,478
    13 1/2% senior subordinated debentures due 1997 ("13 1/2%
      Debentures"), net of unamortized original issue discount of
      $563,000 and $438,000........................................    83,760       79,685
    11 1/2% senior subordinated debentures due 1994 ("11 1/2%
      Debentures"), net of unamortized original issue discount of
      $205,000 and $69,000.........................................    40,794       22,531
    11% subordinated sinking fund debentures due 2004 ("11%
      Debentures"), net of unamortized debt discount of $837,000
      and $666,000.................................................    20,596       18,758
    10% subordinated sinking fund debentures due 1999 ("10%
      Debentures"), net of unamortized debt discount of $355,000
      and $269,000.................................................     3,105        2,742
    7 1/2% convertible sinking fund debentures due 2006 ("7 1/2%
      Convertible Debentures").....................................    17,133       15,793
                                                                     --------     --------
                                                                      237,761      209,083
    Less current maturities........................................     5,180        7,220
                                                                     --------     --------
                                                                     $232,581     $201,863
                                                                     ========     ========

     The Company's Canadian subsidiary has a $15,800,000 secured line of credit and as of December 31, 1992, there were no outstanding borrowings under this line of credit. The line of credit facility is subject to review by April 30, 1994. Broan Limited pays a commitment fee of .25% per annum on the unutilized portion of this line of credit payable monthly on a pro rata basis. Borrowings are available for working capital and other general corporate purposes, of which approximately $11,600,000 is available for Nortek and its other subsidiaries' requirements.

     Mortgage notes payable obligations include various mortgage notes and other related indebtedness payable in installments through 1999 and bearing interest at rates ranging from 2% to 13.5%. Approximately $20,361,000 of such indebtedness is collateralized by property and equipment with an aggregate net book value of approximately $17,645,000 at December 31, 1992.

     Other obligations include borrowings relating to equipment purchases and other borrowings bearing interest from 2% to 16.36% and maturing at various dates through 2001. Approximately $1,531,000 of such indebtedness is collateralized by property and equipment with an aggregate net book value of approximately $1,769,000 at December 31, 1992.

     The 9 3/4% Senior Notes are redeemable by the Company at any time in whole or from time to time in part at 100% of principal amount plus accrued interest, if any, to the date of redemption.

     The indenture governing the 9 3/4% Senior Notes limits the payment of cash dividends and stock payments. Under this loan agreement, which is the most restrictive of the Company's loan agreements and indentures, share payments were prohibited at December 31, 1992.

                         NORTEK, INC. AND SUBSIDIARIES

     The indenture also requires that the Company maintain a minimum net worth, as defined, of $100,000,000. If the net worth at the end of any two consecutive fiscal quarters falls below the minimum, then on the last day of the fiscal quarter (the "Accelerated Payment Date") next following such second fiscal quarter or, if such second fiscal quarter is the fiscal year end of the Company, 120 days following the fiscal year end, the Company shall commence an offer ("Mandatory Purchase Offer") to purchase 7.5% of the principal amount of the 9 3/4% Senior Notes. No fiscal quarter will count towards more than one requirement to make a Mandatory Purchase Offer. The purchase price of the 9 3/4% Senior Notes will be their principal amount plus accrued interest to the date of purchase. The Company may credit against its obligation to purchase the 9 3/4% Senior Notes, 100% of the principal amount of the 9 3/4% Senior Notes acquired or redeemed subsequent to the end of the first fiscal quarter in which the Company's net worth is less than $100,000,000 which were not previously used as a credit.

     During 1990, 1991 and 1992, the Company acquired, at a discount, in open market and negotiated transactions $57,678,000, $56,485,000 and $26,398,000, respectively, principal amount of its various notes and debentures. These transactions resulted in extraordinary gains of $1,700,000, net of income taxes of $1,150,000 ($.13 per share) in the first quarter of 1990, $3,600,000, net of income taxes of $2,350,000 ($.27 per share) in the second quarter of 1990, $2,450,000, net of income taxes of $1,650,000 ($.19 per share) in the third quarter of 1990, and $2,150,000, net of income taxes of $1,450,000 ($.16 per share) in the fourth quarter of 1990, $3,500,000, net of income taxes of $2,500,000 ($.26 per share) in the first quarter of 1991, $1,200,000, net of income taxes of $650,000 ($.09 per share) in the second quarter of 1991, $2,900,000, net of income taxes of $1,850,000 ($.22 per share) in the fourth quarter of 1991 $200,000, net of income taxes of $150,000 ($.01 per share) in the second quarter of 1992, and an extraordinary loss of $100,000, net of an income tax credit of $100,000 ($.01 per share) in the third quarter of 1992.

     Discount and deferred costs relating to the 9 3/4% Senior Notes, 13 1/2% Debentures, 11 1/2% Debentures and the 7 1/2% Convertible Debentures are being amortized over the life of the issue. Discount related to the 10% and 11% Debentures is being amortized over the remaining life of those issues. Such amortization of discount and deferred costs was approximately $2,400,000, $2,000,000 and $2,000,000 in 1990, 1991 and 1992, respectively.

     The indentures governing the 11 1/2% Debentures, the 13 1/2% Debentures and the 7 1/2% Convertible Debentures also limit the payment of cash dividends and stock payments and require that the Company maintain a minimum net worth, as defined, of $100,000,000. If the net worth at the end of any two consecutive fiscal quarters falls below the minimum, then on the last day of the fiscal quarter (the "Accelerated Payment Date") next following such second fiscal quarter, the Company will be required to begin semi-annual redemptions of $2,500,000 principal amount of the 11 1/2% Debentures, $12,500,000 principal amount of the 13 1/2% Debentures, and for the 7 1/2% Convertible Debentures to accelerate the then outstanding principal amount due after such Accelerated Payment Date. Such redemptions will continue until the Company's net worth exceeds $100,000,000 or until all the 11 1/2% Debentures, the 13 1/2% Debentures and the 7 1/2% Convertible Debentures are redeemed.

     The redemption price of the 7 1/2% Convertible Debentures will be their principal amount plus accrued interest to the Accelerated Payment Date. The Company may credit against its obligation to redeem the 7 1/2% Convertible Debentures upon any Accelerated Payment Date the principal amount of (i) 7 1/2% Convertible Debentures acquired by the Company and surrendered for cancellation (including converted 7 1/2% Convertible Debentures), and (ii) 7 1/2% Convertible Debentures redeemed or called for redemption otherwise than through operation of the sinking fund or through redemption on an Accelerated Payment Date. In no event shall the failure to meet the minimum net worth stated above at the end of any fiscal quarter be counted toward more than one acceleration of any sinking fund payment.

     All sinking fund requirements of the 7 1/2% Convertible Debentures have been met.

                         NORTEK, INC. AND SUBSIDIARIES

     Under the terms of the indenture governing the 11% Debentures, the Company is required to make annual mandatory sinking fund payments of $1,810,000 until April 2003 to retire 90% of the issue prior to maturity. The sinking fund requirements have been met through April 1993, and a portion (approximately $1,687,420) of the sinking fund requirement due April 1994 has also been met, as a result of open market purchases.

     The terms of the indenture governing the 10% Debentures require the Company to make seven remaining annual mandatory sinking fund payments of $432,500 each December to retire 90% of the issue prior to maturity.

     The 13 1/2% Debentures are redeemable at the option of the Company, in whole or in part, upon 30 days notice at 103.0% (as of December 31, 1992) declining to 100% on June 15, 1994.

     The 11 1/2% Debentures are redeemable at the option of the Company, in whole or in part, upon 30 days notice at 101.5% (as of December 31, 1992) declining to 100% on June 1, 1993.

     The 11% and 10% Debentures are redeemable at par at any time at the option of the Company.

     The 7 1/2% Convertible Debentures are redeemable at the option of the Company as a whole or from time to time in part, at 103.0% (as of December 31, 1992), declining to 100% on May 1, 1996.

     At December 31, 1991 and 1992, the 7 1/2% Convertible Debentures were convertible into shares of Common Stock of the Company at $21.56 per share, which is subject to adjustment under certain conditions.

     The following is a summary of maturities of all of the Company's debt obligations, excluding unamortized debt discount, due after December 31, 1993:

                                                                  (AMOUNTS IN THOUSANDS)
        1994....................................................         $ 30,580
        1995....................................................            3,028
        1996....................................................            3,053
        1997....................................................          142,351
        Thereafter..............................................           31,260
                                                                      -----------
                                                                         $210,272
                                                                      ===========

6.  COMMON STOCK, SPECIAL COMMON STOCK, STOCK OPTIONS AND DEFERRED COMPENSATION

     Each share of Special Common Stock has 10 votes on all matters submitted to a stockholder vote, except that the holders of Common Stock, voting separately as a class, have the right to elect 25% of the directors to be elected at a meeting to the Company's Board of Directors, with the remaining 75% being elected by the combined vote of both classes. Shares of Special Common Stock are generally non-transferable, but are freely convertible on a share-for-share basis into shares of Common Stock.

     The Company has a rights plan which provides for the right to purchase for $75, one one-hundredth of a share of $1.00 par value Series A Participating Preference Stock for each right held. The rights that are not currently exercisable, are attached to each share of Common Stock and may be redeemed by the Directors at $.01 per share at any time. After a shareholder acquires beneficial ownership of 17% or more of the Company's Common Stock and Special Common Stock, the rights will trade separately and become exercisable entitling a rights holder to acquire additional shares of the Company's Common Stock having a market value equal to twice the amount of the exercise price of the right. In addition, after a person or group ("Acquiring Company") commences a tender offer or announces an intention to acquire 30% or more of the Company's Common Stock and Special Common Stock, the rights will trade separately and, under certain circumstances,

                         NORTEK, INC. AND SUBSIDIARIES
will permit each rights holder to acquire common stock of the Acquiring Company, having a market value equal to twice the amount of the exercise price of the right.

     At December 31, 1992, a total of 2,691,554 shares of Common Stock was reserved as follows:

        Conversion of convertible debentures..............................    732,514
        Stock option plans................................................    969,033
        Conversion of special common stock................................    990,007
                                                                            ---------
                                                                            2,691,554
                                                                            =========

     At December 31, 1992 a total of 43,500 shares of Special Common Stock was reserved for stock option plans.

     The Company has several stock option plans which provide for the granting of options to certain officers, employees and non-employee directors of the Company. Options granted under the plans vest over periods ranging up to five years and expire from eight to ten years from the date of grant. These Plans provide for the issuance of 1,183,333 shares of the Company's Common and Special Common Stock, and at December 31, 1992, there were options outstanding covering 240,300 shares of Common and Special Common Stock, of which 172,500 options are currently exercisable.

     Options for 120,700 and 41,400 shares of Common and Special Common Stock became exercisable during 1991 and 1992, respectively. Proceeds from options exercised are credited to common stock and additional paid-in capital.

     The following table summarizes all Common and Special Common Stock option transactions for the three years ended December 31, 1992:

                                                                         OPTION PRICE
                                                                 ----------------------------
                                                    NUMBER            PER
                                                  OF SHARES          SHARE           TOTAL
                                                  ----------     -------------    -----------
    OPTIONS OUTSTANDING AT DECEMBER 31, 1989....     775,229      $4.69-$15.69    $ 5,203,369
      Granted...................................     710,133         2.25-3.56      2,057,782
      Exercised.................................          --                --             --
      Canceled..................................  (1,131,062)       2.88-10.88     (5,731,517)
    OPTIONS OUTSTANDING AT DECEMBER 31, 1990....     354,300      $2.25-$15.69    $ 1,529,634
      Granted...................................      30,000              2.88         86,250
      Exercised.................................          --                --             --
      Canceled..................................      (7,800)             2.88        (22,425)
    OPTIONS OUTSTANDING AT DECEMBER 31, 1991....     376,500      $2.25-$15.69    $ 1,593,459
      Granted...................................          --                --             --
      Exercised.................................     (85,700)        2.25-2.88       (240,613)
      Canceled..................................     (50,500)        2.25-8.69       (288,008)
                                                  ----------     -------------    -----------
    OPTIONS OUTSTANDING AT DECEMBER 31, 1992....     240,300      $2.25-$15.69    $ 1,064,838
                                                  ==========     =============    ===========

     During 1990, a total of $904,000 was charged to operations as compensation expense relating to the forgiveness of principal and interest on notes receivable from the current Chairman and the former Chairman. On October 31, 1990, in connection with the retirement of the Company's former Chairman, 413,333 Common Stock options were canceled (see Note 13).

     During 1990, the Company's ESOP, which covered substantially all regular full-time employees not covered by a collective bargaining agreement, was terminated and the Company purchased Treasury Stock from the ESOP consisting of 510,292 Nortek Common shares and 172,160 Nortek Special Common shares

                         NORTEK, INC. AND SUBSIDIARIES
for approximately $2,410,000. In connection with the ESOP termination, the unamortized balance of deferred compensation, net of the guarantee of indebtedness, was accounted for as a charge to additional paid-in capital of approximately $3,193,000.

     On January 31, 1992, the Company acquired 625,000 shares of its Common Stock in a negotiated transaction for approximately $1,975,000 including expenses. See Note 5 with respect to limitations on the payment of cash dividends and stock payments.

7.  PENSION, RETIREMENT, PROFIT SHARING PLANS AND POST-RETIREMENT BENEFITS
     The Company and its subsidiaries have various pension, retirement and profit sharing plans requiring contributions to qualified trusts and union administered funds. Pension and profit sharing expense charged to operations aggregated approximately $679,000 in 1990, $1,938,000 in 1991 and $2,130,000 in
1992. The Company's policy is to fund currently the actuarially determined annual contribution.

     The Company's net pension expense (credit) for its defined benefits plans for 1990, 1991 and 1992 consists of the following components:
                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1990        1991        1992
                                                            -------     -------     -------
                                                            (AMOUNTS IN THOUSANDS)
    Service costs.........................................  $ 1,276     $ 1,213     $ 1,584
    Interest cost.........................................    2,079       1,818       1,967
    Actual net loss (income) on plan assets...............    2,192      (4,762)     (3,173)
    Net amortization and deferred items...................   (5,563)      2,635       1,070
                                                            -------     -------     -------
    Net pension expense (credit)..........................  $   (16)    $   904     $ 1,448
                                                            =======     =======     =======

     The following table sets forth the funded status of the Company's defined benefit plans and amounts recognized in the Company's consolidated balance sheet:
                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1991        1992
                                                                       -------     -------
                                                                           (AMOUNTS IN
                                                                       THOUSANDS)
    Actuarial present value of benefit obligations at September 30:
    Vested benefits..................................................  $15,308     $17,535
    Non-vested benefits..............................................      409         552
                                                                       -------     -------
    Accumulated benefit obligation...................................   15,717      18,087
    Effect of projected future compensation levels...................    4,526       5,829
                                                                       -------     -------
    Projected benefit obligation.....................................   20,243      23,916
    Plan assets at fair value at September 30........................   24,660      26,065
                                                                       -------     -------
    Plan assets in excess of projected benefit obligation............    4,417       2,149
    Unrecognized net loss............................................    5,039       5,930
    Unrecognized transition net asset at January 1...................   (3,635)     (3,320)
    Unrecognized prior service costs.................................      726         985
                                                                       -------     -------
    Prepaid pension costs at December 31.............................  $ 6,547     $ 5,744
                                                                       =======     =======

     Plan assets include commingled funds, marketable securities, insurance contracts and cash and short-term investments. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5 percent and 6 percent, respectively, in 1990 and 8 percent and 6 percent, respectively, in 1991 and 1992. The expected long-term rate of return on assets was 9.5 percent in 1990, 1991 and 1992.

                         NORTEK, INC. AND SUBSIDIARIES

     Certain of the Company's subsidiaries provide health care and related benefits, which were modified in 1993, to qualified active and retired beneficiaries. These benefits are net of reimbursement by Medicare and other insurance coverages. Effective January 1, 1993, the Company will adopt the accounting requirements of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Post-Retirement Benefits" and expects to record the initial accumulated post-retirement benefit obligation ("APBO") of approximately $2,100,000 (after an income tax credit of approximately $1,000,000) at January 1, 1993 as a charge to operations ($.17 per share, net of tax) as the cumulative effect of an accounting change. Previously, benefits were charged to operating results in the period that such benefits were paid. Approximately $950,000 of the APBO is expected to be paid during 1993 as a result of certain plan modifications. The annual expense for 1993 from adopting SFAS 106 is expected to approximate the expense that would have been recorded under the previous accounting method. The Company continues to fund benefit costs principally on a pay-as-you-go basis, with most retirees paying a portion of the costs. The discount rate used in determining the APBO was 8 percent. A 17 percent annual rate of increase in the per capita cost of such health care and related benefits was assumed for 1993, decreasing gradually to 6 percent in the year 2009.

8.  COMMITMENTS AND CONTINGENCIES

     The Company provides accruals for all direct and indirect costs associated with the estimated resolution of contingencies at the earliest date at which the incurrence of a liability is deemed probable and the amount of such liability can be reasonably estimated.

     In December 1991, the Company recorded an $11,500,000 pre-tax charge ($.47 per share, net of tax) in connection with the settlement of litigation with the former selling shareholders of the Company's former Bend Millwork Systems Company. Payment was made on March 6, 1992 by an insurance company that held, at December 31, 1991, approximately $16,500,000 of the Company's restricted investments and marketable securities as collateral for a security bond.

     In July 1992, derivative litigation against the Company and its directors challenging the transactions involving the retirement in 1990 of the Company's former Chairman was settled. In connection with the settlement, the Company recorded a net after-tax gain on discontinued operations in the third-quarter of approximately $900,000 ($.07 per share), resulting from the exchange of $5,250,000 principal amount (included in the Company's consolidated balance sheet at the date of exchange at approximately $2,576,000) of Monogram Industries, Inc. ("Monogram") 11% subordinated notes due December 31, 1995 held by the Company for $4,050,000 principal amount of Nortek 13 1/2% Senior Subordinated Debentures due June 15, 1997 held by a company controlled by Nortek's former Chairman.

     At December 31, 1992, the Company and its subsidiaries are obligated under lease agreements for the rental of certain real estate and machinery and equipment used in its operations. Minimum annual rental expense (net of minimum sublease rental income of approximately $9,306,000) aggregates approximately
$38,119,000 at December 31, 1992. The obligations are payable as follows:

        1993............................................................  $ 6,875,000
        1994............................................................    5,233,000
        1995............................................................    2,663,000
        1996............................................................    2,057,000
        1997............................................................    2,258,000
        Thereafter......................................................   19,033,000

     Certain of these lease agreements provide for increased payments based on changes in the consumer price index. Rental expense, net, from continuing operations in the accompanying consolidated statement of operations for the years ended December 31, 1990, 1991 and 1992 was approximately $14,617,000,

                         NORTEK, INC. AND SUBSIDIARIES

$12,434,000 and $10,626,000, respectively. Under certain of these lease agreements, the Company and its subsidiaries are also obligated to pay insurance and taxes.

     At December 31, 1992, the Company is contingently liable for obligations (approximately $7,700,000) under Industrial Revenue Bond agreements ("IRB'S") relating to facilities of previously owned subsidiaries. During 1992, the Company was notified of events of default relating to the failure of one of these previously owned subsidiaries, obligated on $7,100,000 of these IRB'S, to make interest payments of approximately $800,000 due in March and September 1992 and a $75,000 payment of principal and interest due in May 1992. In February 1993, the Company was informed that this former subsidiary filed for protection under Federal bankruptcy laws. The Company has not been informed of what actions might be taken by the holders of these bonds, but it is possible there may be a call for acceleration of payment of the bonds. The Company believes that any liability that may ultimately result from the resolution of this matter, in excess of amounts provided, will not have a material adverse effect on financial position or results of operations of the Company.

     The Company is subject to other contingencies, including additional legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, product liability, warranty and product recalls, environmental matters and contract and employment claims. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and worker's compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.

     While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided, will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

9.  OPERATING SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK

     The Company predominantly operates in one industry segment, Residential and Commercial Building Products. No single customer accounts for 10% or more of consolidated net sales. More than 90% of net sales and identifiable segment assets are related to the Company's domestic operations.

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions. At December 31, 1992, the Company had no significant concentrations of credit risk.

10.  BUSINESSES SOLD

     In 1991, the Company completed the sale of substantially all of the assets, subject to certain liabilities, of a group of its operations engaged in the business of manufacturing and selling wood, wood-vinyl and packaging products and DPI completed the sale of the stock of its American Door Company of Michigan, Inc. subsidiary and substantially all of the assets, subject to certain liabilities, of its Castlegate, Inc. and Mohawk Flush Doors, Inc. subsidiaries. In connection with these transactions, the Company recorded pre-tax losses of approximately $8,500,000 ($.45 per share, net of tax) in the second quarter and $6,700,000 ($.37 per share, net of tax) in the third quarter of 1991, respectively. Net cash proceeds from transactions in 1991 were used to retire bank indebtedness of DPI in 1991.

                         NORTEK, INC. AND SUBSIDIARIES

     On January 2, 1992, the assets, subject to certain liabilities, of the Company's Dixieline Products, Inc. ("DPI") subsidiary, L. J. Smith, Inc. ("L. J. Smith") were sold for approximately $24,000,000 in cash. The Company recorded a pre-tax gain on the sale of L. J. Smith of approximately $8,000,000 ($.34 per share, net of tax) in the first quarter of 1992. On October 2, 1992, the Company sold all of the capital stock of its wholly-owned subsidiary, Bend Millwork Systems, Inc. ("Bend") for approximately $17,200,000 in cash and recorded a pre-tax loss on sale in the third quarter of 1992 of approximately $20,500,000 ($1.43 per share, net of tax). In the fourth quarter of 1992, the Company recorded an additional provision of approximately $2,000,000 ($.17 per share, net of tax) in connection with the sale of Bend related to purchase price negotiations and settlements.
     The combined unaudited net sales and pre-tax loss for all businesses sold in 1991 and 1992 were approximately $234,800,000 and $3,700,000, respectively, for the year ended December 31, 1991, and approximately $90,600,000 and $3,900,000, respectively, for the year ended December 31, 1992.
     Unaudited pro forma net sales, loss from continuing operations and fully diluted loss per share from continuing operations of the Company for the year ended December 31, 1992, assuming that the sale of L.J. Smith and Bend had occurred on January 1, 1992, would have been $709,300,000, $2,500,000 and $.20 respectively. The pro forma data does not purport to be indicative of the results which would actually have been reported, if the dispositions had occurred on January 1, 1992 or which may be reported in the future. In computing the pro forma results, the net after-tax loss on the sale of businesses in 1992 ($14,500,000 before income taxes) has been excluded; however, no investment income was assumed earned on the net cash proceeds of approximately $22,300,000 from the sale of L. J. Smith or the cash proceeds of approximately $17,200,000 on the sale of Bend.

11.  DISCONTINUED OPERATIONS
     Results of discontinued operations in 1990 include other income and expense items relating to businesses discontinued in prior years, and in the fourth quarter primarily reflect a net after-tax charge of approximately $7,000,000 (net of income tax credit of approximately $4,700,000) as a result of the discontinuance of a product line and from reserves established to reduce the carrying value of certain assets of discontinued operations to estimated net realizable value at December 31, 1990. Results of discontinued operations in the fourth quarter of 1990 also include after-tax income previously deferred of approximately $2,200,000 (net of an income tax provision of approximately $1,200,000) resulting from the cash collection and settlement of approximately $5,400,000 from certain businesses previously discontinued. Results for the second quarter of 1990 include approximately $1,000,000 of net after-tax income which was deferred in 1989 in connection with the sale of Monogram as a result of the collection in June 1990 of the $14,000,000 note due from the purchaser of Monogram.

     The following is an unaudited summary of the results of discontinued
operations for the year ended December 31, 1990:
                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                           1990
                                                                  ----------------------
                                                                  (AMOUNTS IN THOUSANDS)
        Net sales...............................................         $ 15,656
                                                                       ----------
        Loss before income tax credit...........................           (3,450)
        Income tax credit.......................................           (1,250)
                                                                       ----------
        Loss from discontinued operations.......................           (2,200)
        Loss on disposal, net of income tax credit of
          $3,900,000............................................           (4,400)
                                                                       ----------
        Loss from discontinued operations.......................         $ (6,600)
                                                                       ==========

                         NORTEK, INC. AND SUBSIDIARIES

     Results of discontinued operations in 1991 include other income and expense items relating to businesses discontinued in prior years, including proceeds received from the settlement of certain litigation that was pending prior to the sale in 1989 of the Company's former Bradford-White Corporation subsidiary which resulted in a pre-tax gain of approximately $700,000 in the first quarter of 1991 ($.03 per share, net of tax).

     Results of discontinued operations include other income and expense items relating to businesses discontinued in prior years, including an increase in reserves of approximately $1,400,000 in the third quarter and $5,000,000 in the fourth quarter of 1992.

12.  NET GAIN (LOSS) ON INVESTMENT AND MARKETABLE SECURITIES

     During 1990, the Company recorded a pre-tax loss on investment and marketable securities of $2,300,000 ($.12 per share, net of tax) in the first quarter, a pre-tax loss of $1,200,000 ($.01 per share, net of tax) in the second quarter, a pre-tax loss of $4,250,000 ($.09 per share, net of tax) in the third quarter and a pre-tax loss of $2,250,000 ($.12 per share, net of tax) in the fourth quarter.

     During 1991, the Company recorded a pre-tax gain on investment and marketable securities of approximately $200,000 ($.01 per share, net of tax) in the first quarter, a pre-tax loss of $1,850,000 ($.09 per share, net of tax) in the second quarter, a pre-tax gain of $350,000 ($.02 per share, net of tax) in the third quarter and a pre-tax gain of $1,700,000 ($.09 per share, net of tax) in the fourth quarter. The pre-tax loss in the second quarter includes a $1,600,000 pre-tax loss ($.07 per share, net of tax) from the sale of the Company's investment in Stanley Interiors preferred stock (previously recorded in other assets) for approximately $1,000,000 in cash.

     During 1992, the Company recorded a pre-tax loss on investment and marketable securities of $500,000 ($.03 per share, net of tax) in the first quarter, a pre-tax gain of $850,000 ($.04 per share, net of tax) in the second quarter, a $1,050,000 pre-tax gain ($.06 per share, net of tax) in the third quarter and a pre-tax loss of $550,000 ($.04 per share, net of tax) in the fourth quarter.

13.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     In the fourth quarter of 1990, operating results from continuing operations include the payments made by the Company to its former Chairman in connection with the settlement of his employment and other agreements totalling $9,500,000, which resulted in an after-tax charge of $5,700,000 ($.43 per share). Derivative litigation has been settled challenging this transaction (see Note 8).

     During 1990, the Company recorded net after-tax charges of $800,000 ($.06 per share) in the first quarter, $800,000 ($.06 per share) in the third quarter and $900,000 ($.07 per share) in the fourth quarter in connection with various litigation matters.

     During 1991, the Company increased reserves (primarily related to businesses sold) for bad debts and warranties and recorded net after-tax charges of approximately $800,000 ($.06 per share) in the first quarter, $600,000 ($.04 per share) in the second quarter, $600,000 ($.04 per share) in the third quarter, and $800,000 ($.06 per share) in the fourth quarter. Also during 1991, the Company recorded net after-tax charges of approximately $400,000 ($.03 per share) in the second quarter, $800,000 ($.06 per share) in the third quarter and $200,000 ($.01 per share) in the fourth quarter in connection with various litigation matters.

                         NORTEK, INC. AND SUBSIDIARIES

14.  ACCRUED EXPENSES AND TAXES, NET

     Accrued expenses and taxes, net, consist of the following at December 31,
1991 and 1992:
                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1991        1992
                                                                       -------     -------
                                                                           (AMOUNTS IN
                                                                       THOUSANDS)
    Interest.........................................................  $ 5,071     $ 4,840
    Insurance........................................................   16,844      18,071
    Payroll, management incentive and accrued employee benefits......   13,036      10,567
    Settlement of litigation.........................................   11,500          --
    Businesses sold or discontinued..................................    3,813      12,963
    Other, net.......................................................   46,013      45,835
                                                                       -------     -------
                                                                       $96,277     $92,276
                                                                       =======     =======

15.  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following summarizes unaudited quarterly financial data for the years ended December 31, 1991 and December 31, 1992:
                                                          FOR THE QUARTERS ENDED
                                              -----------------------------------------------
                                              MARCH 30     JUNE 29      SEPT. 28     DEC. 31
                                              --------     --------     --------     --------
                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
    1991
    Net sales...............................  $221,984     $248,872     $239,868     $206,325
    Gross profit............................    50,451       58,578       62,979       51,950
    Loss from continuing operations.........    (7,500)      (9,750)      (6,550)     (10,900)
    Loss per share from continuing
      operations:
      Primary...............................      (.56)        (.72)        (.49)        (.82)
      Fully diluted.........................      (.56)        (.72)        (.49)        (.82)
    Net loss................................    (3,900)      (8,800)      (6,300)      (8,100)
    Net loss per share:
      Primary...............................      (.29)        (.65)        (.47)        (.61)
      Fully diluted.........................      (.29)        (.65)        (.47)        (.61)

                                                          FOR THE QUARTERS ENDED
                                              -----------------------------------------------
                                              MARCH 28     JUNE 27      SEPT. 26     DEC. 31
                                              --------     --------     --------     --------
                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
    1992
    Net sales...............................  $188,868     $215,862     $212,500     $182,749
    Gross profit............................    46,017       54,239       51,317       53,229
    Earnings (Loss) from continuing
      operations............................       100          100      (19,800)      (1,400)
    Earnings (Loss) per share from
      continuing operations:
      Primary...............................       .01          .01        (1.58)        (.11)
      Fully diluted.........................       .01          .01        (1.58)        (.11)
    Net earnings (loss).....................       100          300      (19,900)      (4,700)
    Net earnings (loss) per share:
      Primary...............................       .01          .02        (1.59)        (.37)
      Fully diluted.........................       .01          .02        (1.59)        (.37)

                         NORTEK, INC. AND SUBSIDIARIES

     The loss from continuing operations in 1991 includes a pre-tax charge of approximately $11,500,000 ($.47 per share, net of tax) in the fourth quarter from the settlement of certain litigation, a pre-tax loss on businesses sold of approximately $6,700,000 ($.37 per share, net of tax) in the third quarter, and a pre-tax loss on businesses sold of approximately $8,500,000 ($.45 per share, net of tax) in the second quarter (see Notes 8 and 10).

     The earnings (loss) from continuing operations in 1992 includes a pre-tax gain of approximately $8,000,000 ($.34 per share, net of tax) in the first quarter, a pre-tax loss of approximately $20,500,000 ($1.43 per share, net of tax) in the third quarter and a pre-tax loss of approximately $2,000,000 ($.17 per share, net of tax) in the fourth quarter on businesses sold. The net loss in the fourth quarter of 1992 also includes a $3,300,000 after-tax loss ($.27 per share) on discontinued operations (see Notes 8 and 10).

     Substantially lower sales in 1991 and 1992, as compared to the prior year, in part, reflect the effect of the general slowdown in the U. S. economy, particularly in the home building industry in 1991 and reflects the effect of the sale of businesses in both years. (See Management's Discussion and Analysis of Financial Condition and Results of Operations.)

16.  INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(A) The unaudited consolidated financial statements presented for the 39 weeks ended October 2, 1993 and September 26, 1992 ("Unaudited Financial Statements") have been prepared by Nortek, Inc. and subsidiaries (the "Company") without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted, although, the Company believes that the disclosures included are adequate to make the information presented not misleading. Certain amounts in the Unaudited Financial Statements for the prior periods have been reclassified to conform to the presentation at October 2, 1993.

(B) On January 2, 1992, the Company's Dixieline Products, Inc. subsidiary sold the assets, subject to certain liabilities, of its subsidiary, L.J. Smith, Inc. and, on October 2, 1992, the Company sold all of the capital stock of its wholly-owned subsidiary, Bend Millwork Systems, Inc. In October 1993, the Company decided to sell its Dixieline Lumber Retail Home Center Operations ("Dixieline"), and provided a pre-tax valuation reserve of approximately $20,300,000 ($1.19 per share, net of tax) in the third quarter of 1993 to reduce the Company's net investment in such business to estimated net realizable value and has reflected Dixieline's assets and liabilities separately in the accompanying consolidated balance sheets.

(C) In the first 39 weeks of 1993, the Company recorded a pre-tax loss of approximately $1,600,000 ($.08 per share, net of tax) as a result of the sale in October 1993 of certain real property and provided a pre-tax reserve of approximately $700,000 ($.04 per share, net of tax) in connection with the consolidation of certain of its manufacturing facilities.

(D) Certain of the Company's subsidiaries provide health care and related benefits, which were modified in 1993, to qualified active and retired beneficiaries. These benefits are net of reimbursement by Medicare and other insurance coverages. Effective January 1, 1993, the Company adopted the accounting requirements of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits" and recorded an accumulated post-retirement benefit obligation ("APBO") of approximately $2,100,000 (after an income tax credit of approximately $1,000,000) at January 1, 1993 as a charge to operations ($.17 per share, net of tax) as the cumulative effect of an accounting change. Previously, benefits were charged to operating results in the period that such benefits were paid. Approximately $950,000 of the APBO is expected to be paid in 1993 as a result of certain plan modifications. The annual expense for 1993 from adopting SFAS 106 is expected to approximate the expense that would have been recorded under the previous accounting method. The Company continues to fund benefit costs principally on a pay-as-you-go basis, with most retirees paying a portion

                         NORTEK, INC. AND SUBSIDIARIES
    of the costs. The discount rate used in determining the APBO was 8 percent. A 17 percent annual rate of increase in the per capita cost of such health care and related benefits was assumed for 1993, decreasing gradually to 6 percent in the year 2009. If the assumed health care and related benefits cost trend increased 1% for all future years, the APBO would have increased approximately 10%.

(E) At October 2, 1993, the Company remains contingently liable for obligations under IRB's, plus unpaid interest, relating to facilities of previously owned subsidiaries. See Note 8. The Company continues to vigorously pursue all available remedies to minimize any liability that may ultimately result from the outcome of this matter. The Company believes that any liability that may ultimately result from the resolution of this matter, in excess of amounts provided, will not have a material adverse effect on financial position or results of operations of the Company.

(F) During the first 39 weeks of 1992, the Company purchased, at a discount, in the open market approximately $15,102,000 principal amount of its various debentures. These transactions resulted in an extraordinary gain of approximately $100,000, net of income tax ($.01 per share) in the first 39 weeks of 1992.

    During the first 39 weeks of 1993, the Company purchased, at a discount, in the open market approximately $1,202,000 principal amount of its various debentures which did not result in a net gain.

(G) In July 1992, derivative litigation against the Company and its directors challenging the transactions involving the retirement in 1990 of the Company's former Chairman and Chief Executive Officer was settled. In connection with the settlement, the Company recorded a net after-tax gain on discontinued operations in the third quarter of approximately $900,000 ($.07 per share), resulting from the exchange of $5,250,000 principal amount (included in the Company's condensed consolidated balance sheet at June 27, 1992 at approximately $2,576,000) of Monogram Industries, Inc. ("Monogram") 11% subordinated notes due December 31, 1995 held by the Company for $4,050,000 principal amount of Nortek 13 1/2% senior subordinated debentures due June 15, 1997 held by Monogram, a company controlled by Nortek's former Chairman and Chief Executive Officer.

    Results of discontinued operations in the third quarter of 1992 also include other income and expense items relating to businesses discontinued in prior years, including an increase in valuation reserves of approximately $1,400,000.

(H) In the first 39 weeks of 1993, the Company adopted SFAS No. 109, as a change in accounting method. See Note 4. Prior year financial statements have not been restated to reflect the new accounting method. The effect of adopting this new accounting method in the first 39 weeks of 1993 was not significant to the provision for income taxes as compared to the prior accounting method.

    The effect of this change in accounting method did not result in a charge to operations for the cumulative effect of an accounting change, but did result in changes to certain account balances on January 1, 1993 relating principally to net deferred income tax liabilities arising from acquisitions that were netted against certain asset and liability balances in the Company's consolidated balance sheet at December 31, 1992 as follows:

                                                                EFFECT OF
                                                                ACCOUNTING
                                                                  CHANGE
                                                          ----------------------
                                                          (AMOUNTS IN THOUSANDS)
          Increase in inventory, net......................         $5,347
          Increase in property and equipment, net.........          1,883
          Decrease in accrued liabilities and taxes,
            net...........................................          1,833
          Increase in other liabilities...................             99
          Decrease in U.S. Federal prepaid income taxes...          3,578
          Increase in deferred income tax liabilities.....          5,386

                         NORTEK, INC. AND SUBSIDIARIES

    The tax effect of temporary differences which gave rise to significant portions of deferred income tax assets and liabilities as of January 1, 1993 and October 2, 1993, as adjusted for the adoption of SFAS No. 109, is as follows:

                                                                    JAN. 1,     OCTOBER 2,
                                                                     1993          1993
                                                                    -------     ----------
                                                                    (AMOUNTS IN THOUSANDS)
    U.S. Federal Prepaid (Deferred) Income Tax Assets Arising
      From:
      Accounts receivable.........................................  $ 1,353      $  1,443
      Inventory...................................................   (2,229)       (1,212)
      Insurance reserves..........................................    4,682         5,791
      Other reserves, liabilities and assets, net.................   13,162        10,919
      Other, net..................................................       32            59
                                                                    -------     ----------
                                                                    $17,000      $ 17,000
                                                                    =======     ==========

                                                                                    OCTOBER
                                                                     JAN. 1,          2,
                                                                       1993          1993
                                                                    ----------     ---------
                                                                    (AMOUNTS IN THOUSANDS)
    Deferred (Prepaid) Income Tax Liabilities Arising From:
      Property and equipment, net.................................   $ 16,188       $15,687
      Prepaid pension assets......................................      1,977         1,977
      Unamortized debt discount...................................      2,369         2,048
      Insurance reserves..........................................       (556)         (556)
      Other reserves, liabilities and assets, net.................      3,621        (5,959)
      Capital loss carryforward...................................     (5,925)       (5,627)
      Net operating loss carryforwards............................     (1,350)       (2,577)
      Contribution carryforwards..................................       (544)         (571)
      Alternative minimum tax carryforward........................       (509)         (376)
      Valuation allowances........................................     11,714        13,959
      Other, net..................................................         15            (5)
                                                                    ----------     ---------
                                                                     $ 27,000       $18,000
                                                                    ==========     =========

    The Company has a capital loss carryforward of approximately $17,000,000 and a net operating loss carryforward of approximately $5,000,000, both of which expire in the year 2007. The Company has provided a valuation allowance equal to the tax effect of certain carryforwards (capital loss, net operating loss and contribution) and certain other deferred income tax assets, since realization of these

                         NORTEK, INC. AND SUBSIDIARIES
     deferred income tax assets, in part, is dependent on future taxable income which cannot be reasonably assured. The Company's deferred income tax assets are expected to be realized through the future reversal of deferred income tax liabilities.

     The following is a summary of the provision (credit) for income taxes from continuing operations included in the accompanying unaudited consolidated statement of operations:

                                                                     39 WEEKS ENDED
                                                              ----------------------------
                                                              SEPT. 26,         OCTOBER 2,
                                                                1992               1993
                                                              ---------         ----------
                                                              (AMOUNTS IN THOUSANDS)
    Federal Income Taxes --
      Current...............................................   $(3,801)          $  3,742
      Deferred..............................................     2,450             (7,800)
                                                              ---------         ----------
                                                                (1,351)            (4,058)
    Foreign.................................................     1,976              1,583
    State...................................................       675                975
                                                              ---------         ----------
                                                               $ 1,300           $ (1,500)
                                                              =========         ==========

     The deferred federal income tax provision (credit) from continuing operations consists of the tax effect of the following:

                                                                     39 WEEKS ENDED
                                                               ---------------------------
                                                                SEPT.
                                                                 26,            OCTOBER 2,
                                                                 1992              1993
                                                               --------         ----------
                                                               (AMOUNTS IN THOUSANDS)
    Accelerated depreciation.................................  $  (892)          $   (502)
    Accruals not deductible currently........................    3,485             (2,554)
    Income tax credit relating to business held for sale.....       --             (7,106)
    Change in valuation allowance............................       --              2,251
    Other, net...............................................     (143)               111
                                                               --------         ----------
    Total deferred federal income tax provision (credit) from
      continuing operations..................................  $ 2,450           $ (7,800)
                                                               ========         ==========

                         NORTEK, INC. AND SUBSIDIARIES

    The table below reconciles the provision for income taxes from continuing operations at the Federal statutory income tax rate to the actual provision for income taxes:

                                                                     39 WEEKS ENDED
                                                              ----------------------------
                                                              SEPT. 26,         OCTOBER 2,
                                                                1992               1993
                                                              ---------         ----------
                                                              (AMOUNTS IN THOUSANDS)
    Income tax credit from continuing operations at the
      Federal statutory rate................................   $(6,222)          $ (4,862)
    Net change from statutory rate:
    State taxes, net of federal tax effect..................       446                644
    Non-deductible depreciation and amortization for tax
      purposes..............................................       344                540
    Other non-deductible items..............................       136                326
    Change in valuation reserve.............................        --              2,251
    Net loss on business sold or held for sale..............     3,943               (204)
    Tax effect on foreign income............................       702                317
    Effect of capital losses................................     1,651                 --
    Other, net..............................................       300               (512)
                                                              ---------         ----------
    Provision (credit) for income taxes from continuing
      operations............................................   $ 1,300           $ (1,500)
                                                              =========         ==========

    The Company recorded a $1,000,000 deferred income tax credit in the first 39 weeks of 1993 relating to the cumulative effect of an accounting change for certain post-retirement benefits. This actual deferred income tax credit was approximately equal to the tax credit at the U.S. Federal statutory rate.

(I) Fully diluted earnings (loss) per share calculations presented do not include the effect of common stock equivalents or convertible debentures (and the reduction in related interest expense) because the assumed exercise of stock options and the conversion of debentures is anti-dilutive for the net loss per share amounts.

(J) At October 2, 1993, the payment of cash dividends or stock payments was prohibited under the most restrictive of the Company's indenture and loan agreements.

(K) The following table summarizes the unaudited activity of businesses sold or discontinued included in the accompanying unaudited condensed consolidated statement of cash flows:

                                                                      39 WEEKS ENDED
                                                                --------------------------
                                                                SEPT. 26,       OCTOBER 2,
                                                                  1992             1993
                                                                ---------       ----------
                                                                (AMOUNTS IN THOUSANDS)
     Fair value of assets sold................................   $25,380         $     --
     Liabilities assumed by the purchaser.....................    (3,615)              --
     Cash received (paid) relating to businesses sold or
       discontinued...........................................       236           (2,420)
                                                                ---------       ----------
     Net cash proceeds (payments) relating to businesses sold
       or discontinued........................................   $22,001         $ (2,420)
                                                                =========       ==========

     Significant unaudited non-cash activities excluded from the accompanying unaudited condensed consolidated statement of cash flows for the 39 weeks ended September 26, 1992 consist of approximately $11,800,000 of restricted cash and investments paid in settlement of certain litigation and approximately $4,050,000 exchange of debentures and $2,576,000 settlement of 11% subordinated notes receivable in connection with certain litigation involving the Company's former Chairman.

                         NORTEK, INC. AND SUBSIDIARIES

    Interest paid was approximately $15,554,000 and $13,254,000 in the first 39 weeks of 1992 and 1993, respectively. Income tax payments, net of income tax refunds, were approximately $2,819,000 and $13,678,000 in the first 39 weeks of 1992 and 1993, respectively.

(L) The Company's Air Conditioning and Heating Products Group's plant in St. Louis, Missouri, which manufactures products for the residential and manufactured housing markets, experienced damage as a result of the flooding of the Mississippi River in July 1993. The plant was closed for several weeks, but returned to full operation in late August 1993. At October 2, 1993, the Company has accrued for estimated losses of $14,500,000 related to the flooding, has recorded a receivable of approximately $14,500,000 for casualty, property damage and business interruption insurance claims due from its insurance carrier and has recorded as a liability approximately $6,600,000 of cash advances received relating to such claims. Subsequent to October 2, 1993, the Company has received approximately $6,600,000 of additional cash advances. The Company believes that it has adequate insurance coverage and does not expect this event to have a material adverse effect on the Company's financial condition or results of operations.

(M) Summarized Quarterly Financial Data

    The following summarizes unaudited quarterly financial data for the 13 weeks ended April 3, 1993, July 3, 1993 and October 2, 1993:

                                                               FOR THE 13 WEEKS ENDED
                                               ------------------------------------------------------
                                               APRIL 3, 1993       JULY 3, 1993       OCTOBER 2, 1993
                                               -------------       ------------       ---------------
                                               (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
     Net sales...............................    $ 178,707           $195,058            $ 202,030
     Gross profit............................       49,545             54,665               56,985
     Earnings (Loss) from continuing
       operations............................       (1,400)             1,500              (12,900)
     Earnings (Loss) per share from
       continuing operations:
       Primary...............................    $   (0.11)          $   0.12            $   (1.03)
       Fully diluted.........................    $   (0.11)          $   0.12            $   (1.03)
     Net earnings (loss).....................       (3,500)             1,500              (12,900)
     Net earnings (loss) per share:
       Primary...............................    $   (0.28)          $   0.12            $   (1.03)
       Fully diluted.........................    $   (0.28)          $   0.12            $   (1.03)

    The net loss of approximately $3,500,000 ($0.28 per share) for the 13 weeks ended April 3, 1993 includes an approximately $2,100,000 net after-tax loss ($0.17 per share) related to the cumulative effect of an accounting change. See Notes 7 and 16D. The net loss of approximately $12,900,000 ($1.03 per share) for the 13 weeks ended October 2, 1993 includes an approximately $14,900,000 net after tax loss ($1.19 per share) relating to a valuation reserve to reduce the Company's investment in Dixieline to estimated net realizable value. See Note 16B.

                         NORTEK, INC. AND SUBSIDIARIES


(N) Pro Forma


     The Company has filed a registration statement with the Securities and Exchange Commission for a public offering of $190 million of Senior
     Subordinated Notes (the "Notes"), the net proceeds from which will be used to redeem approximately $145 million of indebtedness (net of approximately
     $7.2 million of unamortized debt discounts) outstanding as of October 2, 1993, to pay accrued interest on such indebtedness and a redemption premium on certain of such indebtedness, and to replace approximately $23.1 million of working capital used for the redemption and payment of accrued interest on certain other indebtedness on January 14, 1994. The following table presents the unaudited pro forma operating results for the Company for the year ended December 31, 1992 and the 39 week period ended October 2, 1993, as adjusted for the pro forma effect of this refinancing transaction and the sale of L.J. Smith and Bend as if they had occurred on January 1, 1992 and to exclude the after-tax loss of $16,000,000 related to the sale of these two businesses. The loss from continuing operations of $11.6 million
     ($.93 loss per share) for the 39 weeks ended October 2, 1993 includes a net after-tax loss of $14.9 million ($1.19 loss per share) related to the valuation reserve for Dixieline. (See Notes 16B and 10):



                                                                 YEAR           39 WEEKS
                                                                 ENDED           ENDED
                                                             DECEMBER 31,      OCTOBER 2,
                                                                 1992             1993
                                                             -------------     ----------
                                                                (AMOUNTS IN THOUSANDS
                                                              EXCEPT PER SHARE AMOUNTS)
     Pro Forma Earnings (Loss) from Continuing
       Operations..........................................      $ 200          $(11,600)
                                                                ------         ----------
     Pro Forma Fully Diluted Earnings (Loss) from
       Continuing Operations Per Share.....................      $ .02          $   (.93)
                                                                ------         ----------
                                                                ------         ----------



     In computing the pro forma earnings, interest expense on the refinanced indebtedness outstanding for the periods presented was excluded from earnings at an average interest rate of approximately 13.7% for the year ended December 31, 1992 and approximately 13.6% for the 39 weeks ended October 2, 1993 (including amortization of debt discounts and deferred debt expense), net of the tax effect. Interest expense was included on the Notes at a rate of 10.8% (including amortization of deferred debt expense) for both periods presented, net of the tax effect.


     For purposes of computing weighted average shares for fully diluted earnings per share for all periods presented, the dilutive effect of convertible debentures was excluded because the assumed conversion is antidilutive to the pro forma earnings amount.

                         NORTEK, INC. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
               STATEMENT OF OPERATIONS FROM CONTINUING OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                                  (UNAUDITED)

     The following Unaudited Pro Forma Condensed Consolidated Statement of
Operations from continuing operations for the year ended December 31, 1992 reflects the historical results of Nortek, less the operating results of Bend
Millwork Systems, Inc. ("Bend") and assumes that the sale of Bend occurred on January 1, 1992. The pro forma data does not purport to be indicative of the results which would actually have been reported, if the disposition had occurred on January 1, 1992, or which may be reported in the future. This statement should be read in conjunction with the accompanying notes and the respective historical consolidated financial statements and related notes of Nortek included elsewhere herein.

                                                      NORTEK AS     LESS BEND      PRO FORMA      NORTEK
                                                      PREVIOUSLY    MILLWORK      ADJUSTMENTS      PRO
                                                      REPORTED    SYSTEMS, INC.     (DR) CR       FORMA
                                                      ---------   -------------   -----------     ------
                                                      (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Net Sales...........................................   $ 800.0        $90.7          $            $709.3
                                                      ---------      ------       -----------     ------
Costs and Expenses and Other:
  Cost of products sold.............................     595.2         81.3                        513.9
  Selling, administrative and other, net............     184.4         13.3                        171.1
                                                      ---------      ------       -----------     ------
                                                         779.6         94.6                        685.0
                                                      ---------      ------       -----------     ------
  Operating earnings (loss).........................      20.4         (3.9)                        24.3
  Interest expense..................................     (29.2)        (0.0)                       (29.2)
  Interest income...................................       4.4          0.0                          4.4
  Net gain on investment and marketable
     securities.....................................       0.9          0.0                          0.9
  Loss on businesses sold...........................     (14.5)         0.0           14.5(B)        0.0
                                                      ---------      ------       -----------     ------
Earnings (loss) from continuing operations before
  income tax provision (credit).....................     (18.0)        (3.9)          14.5           0.4
Provision (credit) for income taxes.................       3.0         (1.4)          (1.5)(C)       2.9
                                                      ---------      ------       -----------     ------
Net loss from continuing operations.................   $ (21.0)       $(2.5)          16.0        $ (2.5)
                                                      =========      ======       ===========     ======
Loss Per Share:
  Continuing Operations--
     Primary........................................   $ (1.67)                                   $(0.20)
                                                      ---------                                   ------
     Fully diluted..................................   $ (1.67)                                   $(0.20)
                                                      ---------                                   ------
Weighted Average Number of Shares:
  Primary...........................................    12,645                                    12,645
                                                      =========                                   ======
  Fully diluted.....................................    13,411                                    13,411
                                                      =========                                   ======

     The notes following this Unaudited Pro Forma Condensed Consolidated Statement of Operations from Continuing Operations (alphabetic note references above) and the Notes to Nortek Consolidated Financial Statements included elsewhere herein are an integral part of this Unaudited Pro Forma Condensed Consolidated Statement of Operations.

                         NORTEK, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
               STATEMENT OF OPERATIONS FROM CONTINUING OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1992

(A) The pro forma amounts reflect the results of Nortek (less the operating results of Bend) and reflect the pro forma adjustments described below.

(B) Entry necessary to exclude the loss on the sale of businesses sold.

(C) Entry necessary to exclude the provision for income taxes related to the loss on businesses sold. The provision for income taxes differs from the expected credit calculated at the Federal statutory income tax rate of 34%, primarily as a result of certain nondeductible costs associated with businesses sold (approximately $5,500,000) and the Company's inability to record the tax benefit related to capital losses resulting from the dispositions (approximately $900,000) since realization of the tax benefit is not reasonably assured.

(D) On January 2, 1992, the assets, subject to certain liabilities, of the Company's Dixieline Products, Inc. subsidiary, L. J. Smith, Inc., were sold for approximately $24,000,000 and the Company recorded a pre-tax gain on the sale of L. J. Smith of approximately $8,000,000 ($.34 per share, net of tax). On October 2, 1992, the Company sold all of the capital stock of its wholly-owned subsidiary Bend, for approximately $17,200,000 in cash and recorded a pre-tax loss on the sale in the third quarter of 1992 of approximately $20,500,000 ($1.43 per share, net of tax). In the fourth quarter of 1992, the Company provided additional reserves of approximately $2,000,000 ($.17 per share, net of tax) related to businesses sold. In computing the pro forma results, the net after-tax loss on businesses sold has been excluded, and no investment income was assumed earned on the net cash proceeds received from the sale of L. J. Smith and Bend.

NORTEK, INC.

Nortek, Inc. is a diversified manufacturer of residential and commercial building products, operating within three principal product groups: Residential Building Products; Air Conditioning and Heating Products; and Plumbing Products. Through these product groups, the Company manufactures and sells, primarily in the United States and Canada, a wide variety of products for the residential and commercial construction, manufactured housing, and the do-it-yourself and professional remodeling and renovation markets.

     The back page of the prospectus contains a schematic with 23 pictures of products manufactured by the Company. The schematic is a representation of a home with lines drawn from the product pictures to the appropriate location within the home where the products are utilized.


===============================================================================


  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING
OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH
INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT
CONSTITUTE ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE
SECURITIES IN ANY STATE TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE
SUCH OFFER OR SOLICITATION IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY
TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT
TO ITS DATE.
                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................   11
The Company...........................   15
Recent Developments...................   17
Use of Proceeds.......................   18
Capitalization........................   19
Selected Consolidated Financial
  Data................................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   35
Management............................   47
Principal Securityholders.............   48
Description of the Notes..............   49
Certain Federal Income Tax
  Considerations......................   73
Description of Other Obligations......   74
Underwriting..........................   75
Legal Matters.........................   76
Experts...............................   76
Index to Financial Statements.........  F-1



===============================================================================


                                  $190,000,000

                                  NORTEK, INC.

                       % SENIOR SUBORDINATED NOTES DUE 2004


                         ------------------------------

                                   PROSPECTUS

                         ------------------------------


                            BEAR, STEARNS & CO. INC.

                             CHASE SECURITIES, INC.

                                           , 1994

===============================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

     SEC Registration Fee...................................................  $   68,281
     Printing and engraving expenses........................................     215,000
     Fees and expenses of Trustee...........................................      10,000
     Accounting fees and expenses...........................................     450,000
     Legal fees and expenses................................................     375,000
     Blue sky fees and expenses (including fees of counsel).................      25,000
     National Association of Securities Dealers, Inc. fees..................      22,350
     Rating agency fees.....................................................     125,000
     Miscellaneous..........................................................     209,369
                                                                              ----------
          Total.............................................................  $1,500,000
                                                                              ==========

- ---------------

* All amounts except the SEC Registration Fee and NASD fees are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Delaware law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that that person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including employee benefits plans) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with that action, suit or proceeding, to the extent that that person (i) acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation (including with respect to any employee benefit plan actions in good faith and in a manner reasonably believed to be in the interests of the beneficiaries of that employee benefit plan), and
(ii) with respect to any criminal action or proceeding, had no reasonable cause to believe that the conduct was unlawful.

     Delaware law also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above (that is, a derivative action or suit) against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection with the defense or settlement of such an action or suit if that person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which that person has been adjudged to be liable to the corporation unless and to the extent that the Court of Chancery or the court in which the action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Delaware law further provides that (i) to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action suit or proceeding referred to above or in the defense of any claim, issue or matter in any such action, suit or proceeding, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection with that claim, issue or matter, (ii) indemnification provided for by Delaware law shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and (iii) a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of a corporation against any liability asserted against that person or incurred by that person in any such capacity or arising out of that person's status as such whether or not the corporation would have the power to indemnify against such liabilities under Delaware law.

     Delaware law also provides that determinations with respect to indemnification shall be made (i) by the board of directors of a corporation by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (ii) by independent legal counsel in a written opinion in cases where a quorum is not obtainable, or, even if obtainable when a quorum of disinterested directors so directs, or (iii) by the stockholders of the corporation.

     The Company's bylaws allow advances of litigation expenses without further action by the board of directors.

     The Company's bylaws contain provisions requiring the Company to indemnify any director, officer, employee or agent to the fullest extent permitted under Delaware law, provided the Company shall not be required to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person, other than an action to enforce indemnification rights.

     The Company has a directors' and officers' liability insurance policy wherein a director or officer of the Company or its subsidiaries is insured against loss arising from any claim or claims which may be made against them, jointly or severally, during the policy period by reason of any wrongful act in their respective capacities.

     Article Eighth of the Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages arising out of the director's breach of that persons's fiduciary duty as a director, except to the extent that Delaware law does not permit exemption from such liability. Article Eighth does not eliminate the fiduciary duty of directors or affect their liability to anyone other than the Company or its stockholders; instead, Article Eighth is designed only to limit or eliminate the personal liability of directors for monetary damages to the Company or the stockholders to the maximum extent permitted by Delaware law as it now exists or may be amended in the future.

     Current Delaware law contains express limitations on the ability to limit or eliminate liability to a corporation or its stockholders. Under these limitations, which Article Eighth incorporates by reference, a director remains potentially liable for monetary damages to the corporation or the stockholders for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an improper payment of a dividend or an improper repurchase of the corporation's stock, as provided in Section 17 of the Delaware General Corporation Law, or (iv) any transaction from which a director derives an improper personal benefit.

ITEM 16.  EXHIBITS.

     Unless otherwise indicated, exhibits have heretofore been filed with this Registration Statement or have heretofore been filed with the Commission and are incorporated herein by reference.


 EXHIBIT NO.                                    DESCRIPTION
- ------------- -------------------------------------------------------------------------------
     1.1   -- Form of Underwriting Agreement.
     4.1   -- Indenture dated as of May 1, 1986 between the Company and Fleet National Bank relating to the 7 1/2% Convertible Debentures due 2006 (Exhibit 4.1 to
              Registration Statement No. 33-4693 filed April 23, 1986).
     4.2   -- First Supplemental Indenture dated as of April 23, 1987 between the Company and
              Fleet National Bank supplementing the Indenture dated May 1, 1986 relating to the 7 1/2% Convertible Debentures due 2006 (Exhibit 4.11 to Form 10-K filed
              March 30, 1988, File No. 1-6112).
     4.3   -- Rights Agreement dated as of March 31, 1986 as amended and restated as of March
              18, 1991 between the Company and State Street Bank and Trust Company, as Rights
              Agent (Exhibit 1 to Form 8-K filed March 26, 1991, File No. 1-6112).
     4.4   -- Amendment No. 1 dated as of October 6, 1993 to Amended and Restated Rights
              Agreement dated as of March 18, 1991 (Exhibit 1 to Form 8-K filed October 12,
              1993, File No. 1-6112).

 EXHIBIT NO.                                    DESCRIPTION
 -----------                                    -----------



     4.5*  -- Indenture dated as of             , 1994 between the Company and State Street
              Bank and Trust Company, as Trustee, relating to   % Senior Subordinated Notes
              due 2004.
     5*    -- Opinion of Ropes & Gray, Boston, Massachusetts.
   10.1    -- Employment Agreement between Richard L. Bready and the Company, dated as of
              January 1, 1984 (Exhibit 10.2 to Form 10-K filed March 31, 1986, File No.
              1-6112).
   10.2    -- Amendment dated as of March 3, 1988 to Employment Agreement between Richard L.
              Bready and the Company dated of January 1, 1984 (Exhibit 19.2 to Form 10-Q filed May 17, 1988, File No. 1-6112).
   10.3    -- Second Amendment dated as of November 1, 1990 to Employment Agreement between
              Richard L. Bready and the Company dated as of January 1, 1984 (Exhibit 10.3 to
              Form 10-K filed April 1, 1991, File No. 1-6112).
   10.4*   -- Deferred Compensation Agreement dated March 7, 1983 between Richard L. Bready and the Company.
   10.5*   -- Deferred Compensation Agreement dated March 7, 1983 between Almon C. Hall and the Company.
   10.6*   -- Deferred Compensation Agreement dated March 7, 1983 between Richard J. Harris and the Company.
   10.7    -- 1984 Stock Option Plan, as amended through May 27, 1987 (Exhibit 28.2 to
              Registration Statement No. 33-22527 filed June 15, 1988).
   10.8    -- Change in Control Severance Benefit Plan for Key Employees adopted February 10,
              1986, and form of agreement with employees (Exhibit 10.19 to Form 10-K filed
              March 31, 1986, File No. 1-6112).
   10.9    -- 1987 Stock Option Plan (Exhibit 28.3 to Registration Statement No. 33-22527
              filed June 15, 1988).
   10.10   -- Form of Indemnification Agreement between the Company and its directors and certain officers (Appendix C to Proxy Statement dated March 23, 1987 for Annual
              Meeting of Nortek Stockholders, File No. 1-6112).
   10.11   -- 1988 General Stock Option Plan (Appendix A to Proxy Statement dated April 1,
              1988 for Annual Meeting of Nortek Stockholders, File No. 1-6112).
   10.12   -- 1988 General Stock Option Plan III (Appendix C to Proxy Statement dated April
              12, 1989 for Annual Meeting of Nortek Stockholders, File No. 1-6112).
   10.13   -- Registration Rights Agreement dated as of October 31, 1990 between the Company and Bready Associates (Exhibit 3 to Schedule 13D filed November 13, 1990 by
              Bready Associates relating to the Common Stock, par value $1.00 per share, of the Company).
   10.14   -- 1990 General Stock Option Plan (Appendix A to Proxy Statement dated April 17,
              1991 for Annual Meeting of Nortek Stockholders, File No. 1-6112).
   10.15   -- Broan Limited Line of Credit (previously filed with this Registration
              Statement).
   11      -- Calculation of shares used in determining earnings per share.
   12      -- Nortek, Inc. and Subsidiaries Calculation of Ratio of Earnings to Fixed
              Charges.
   23.1*   -- Consent of Arthur Andersen & Co.
   23.2    -- Consent of Ropes & Gray is contained in Exhibit 5.
   23.3    -- Consent of Manufactured Housing Institute.
   23.4    -- Consent of F.W. Dodge/McGraw Hill.

 EXHIBIT NO.                                    DESCRIPTION
 -----------                                    -----------
   24      -- Power of Attorney (included in Part II of this Registration Statement under the caption "Signatures").
   25      -- Statement of Eligibility and Qualification of Trustee on Form T-1.


- ---------------

*Filed herewith.



ITEM 17.  UNDERTAKINGS.


     The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time is was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Providence, State of Rhode Island, on the 9th day of February, 1994.


                                            NORTEK, INC.

                                                        /S/  ALMON C. HALL
                                            By: ................................
                                                        ALMON C. HALL
                                                  VICE PRESIDENT, CONTROLLER
                                                 AND CHIEF ACCOUNTING OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this Amendment
No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                 TITLE                      DATE
- ------------------------------------------   -------------------------------  ------------------
                    *                        Chairman of the Board of           February 9, 1994
 ........................................    Directors, President, Chief
            RICHARD L. BREADY                Executive Officer and Director
                                             (Principal Executive Officer)
                    *                        Vice President, Controller and     February 9, 1994
 ........................................    Chief Accounting Officer
              ALMON C. HALL                  (Principal Accounting Officer)
                    *                        Vice President, Treasurer and      February 9, 1994
 ........................................    Director (Principal Financial
            RICHARD J. HARRIS                Officer)
                    *                        Director                           February 9, 1994
 ........................................
          DENNIS J. MCGILLICUDDY
                    *                        Director                           February 9, 1994
 ........................................
             D. STEVENS MCVOY
                    *                        Director                           February 9, 1994
 ........................................
             PHILIP B. BROOKS
                    *                        Director                           February 9, 1994
 ........................................
              J. PETER LYONS
                    *                        Director                           February 9, 1994
 ........................................
            BARRY SILVERSTEIN


                                                        /S/  ALMON C. HALL
                                            *By: ...............................
                                                      ALMON C. HALL, FOR
                                                        HIMSELF AND AS
                                                       ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

     Unless otherwise indicated, exhibits have heretofore been filed with this Registration Statement or have heretofore been filed with the Commission and are incorporated herein by reference.


 EXHIBIT NO.                                 DESCRIPTION
- ------------- --------------------------------------------------------------------------
     1.1   -- Form of Underwriting Agreement.
     4.1   -- Indenture dated as of May 1, 1986 between the Company and Fleet National
              Bank relating to the 7 1/2% Convertible Debentures due 2006 (Exhibit 4.1
              to Registration Statement No. 33-4693 filed April 23, 1986).
     4.2   -- First Supplemental Indenture dated as of April 23, 1987 between the
              Company and Fleet National Bank supplementing the Indenture dated May 1,
              1986 relating to the 7 1/2% Convertible Debentures due 2006 (Exhibit 4.11
              to Form 10-K filed March 30, 1988, File No. 1-6112).
     4.3   -- Rights Agreement dated as of March 31, 1986 as amended and restated as of
              March 18, 1991 between the Company and State Street Bank and Trust
              Company, as Rights Agent (Exhibit 1 to Form 8-K filed March 26, 1991, File
              No. 1-6112).
     4.4   -- Amendment No. 1 dated as of October 6, 1993 to Amended and Restated Rights
              Agreement dated as of March 18, 1991 (Exhibit 1 to Form 8-K filed October
              12, 1993, File No. 1-6112).
     4.5*  -- Indenture dated as of             , 1994 between the Company and State
              Street Bank and Trust Company, as Trustee, relating to   % Senior
              Subordinated Notes due 2004.
     5*    -- Opinion of Ropes & Gray, Boston, Massachusetts.
   10.1    -- Employment Agreement between Richard L. Bready and the Company, dated as of January 1, 1984 (Exhibit 10.2 to Form 10-K filed March 31, 1986, File
              No. 1-6112).
   10.2    -- Amendment dated as of March, 3, 1988 to Employment Agreement between
              Richard L. Bready and the Company dated of January 1, 1984 (Exhibit 19.2 to Form 10-Q filed May 17, 1988, File No. 1-6112).
   10.3    -- Second Amendment dated as of November 1, 1990 to Employment Agreement between Richard L. Bready and the Company dated as of January 1, 1984
              (Exhibit 10.3 to Form 10-K filed April 1, 1991, File No. 1-6112).
   10.4*   -- Deferred Compensation Agreement dated March 7, 1983 between Richard L.
              Bready and the Company.
   10.5*   -- Deferred Compensation Agreement dated March 7, 1983 between Almon C. Hall and the Company.
   10.6*   -- Deferred Compensation Agreement dated March 7, 1983 between Richard J.
              Harris and the Company.
   10.7    -- 1984 Stock Option Plan, as amended through May 27, 1987 (Exhibit 28.2 to
              Registration Statement No. 33-22527 filed June 15, 1988).
   10.8    -- Change in Control Severance Benefit Plan for Key Employees adopted
              February 10, 1986, and form of agreement with employees (Exhibit 10.19 to
              Form 10-K filed March 31, 1986, File No. 1-6112).
   10.9    -- 1987 Stock Option Plan (Exhibit 28.3 to Registration Statement No.
              33-22527 filed June 15, 1988).
   10.10   -- Form of Indemnification Agreement between the Company and its directors and certain officers (Appendix C to Proxy Statement dated March 23, 1987 for Annual Meeting of Nortek Stockholders, File No. 1-6112).
   10.11   -- 1988 General Stock Option Plan (Appendix A to Proxy Statement dated April
              1, 1988 for Annual Meeting of Nortek Stockholders, File No. 1-6112).
   10.12   -- 1988 General Stock Option Plan III (Appendix C to Proxy Statement dated
              April 12, 1989 for Annual Meeting of Nortek Stockholders, File No.
              1-6112).
   10.13   -- Registration Rights Agreement dated as of October 31, 1990 between the
              Company and Bready Associates (Exhibit 3 to Schedule 13D filed November
              13, 1990 by Bready Associates relating to the Common Stock, par value
              $1.00 per share, of the Company).
   10.14   -- 1990 General Stock Option Plan (Appendix A to Proxy Statement dated April
              17, 1991 for Annual Meeting of Nortek Stockholders, File No. 1-6112).

 EXHIBIT NO.                                 DESCRIPTION
 -----------                                 -----------


   10.15   -- Broan Limited Line of Credit (previously filed with this Registration
              Statement).
   11      -- Calculation of shares used in determining earnings per share.
   12      -- Nortek Inc. and Subsidiaries Calculation of Ratio of Earnings to Fixed
              Charges.
   23.1*   -- Consent of Arthur Andersen & Co.
   23.2    -- Consent of Ropes & Gray is contained in Exhibit 5.
   23.3    -- Consent of Manufactured Housing Institute.
   23.4    -- Consent of F.W. Dodge/McGraw Hill.
   24      -- Power of Attorney (included in Part II of this Registration Statement under the caption "Signatures").
   25      -- Statement of Eligibility and Qualification of Trustee on Form T-1.

- ---------------

*Filed herewith.